2022
**ANNUAL
REPORT**





FORWARD-LOOKING STATEMENTS

Some of the information we provide in this document is forward-looking and therefore could change over time to reflect changes in the environment in which GE competes. For details on the uncertainties that may cause our actual results to be materially different than those expressed in our forward-looking statements, see https://www.ge.com/investor-relations/important-forward-looking-statement-information. We do not undertake to update our forward-looking statements.

NON-GAAP FINANCIAL MEASURES

We sometimes use information derived from consolidated financial data but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered "non-GAAP financial measures" under the U.S. Securities and Exchange Commission rules. These non-GAAP financial measures supplement our GAAP disclosures and should not be considered an alternative to the GAAP measure. The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures can be found on pages 19 and 26-29 of the Management's Discussion and Analysis within our Form 10-K and in GE's fourth-quarter 2022 earnings materials posted to ge.com/investor, as applicable.

INSIDE FRONT COVER

GE Aerospace is defining the future of flight. GE Aerospace's Mark Honigman inspects a GEnx engine, the fastest-selling widebody jet engine in GE Aerospace history, as it sits inside a Turbulence Control Structure (TCS) at Peebles Test Operations in Peebles, Ohio.



Dear Fellow Shareholder,

2022 was a year that propelled GE forward. Our changes and achievements were both small—one improvement to one process at one site—and big—successfully launching GE HealthCare as an independent company. Each was rooted in kaizen, "change to make it better," and delivered on our purpose to build a world that works.

We entered the year with a clear strategy for GE's path ahead and faced a world that looked quite different from what we expected. We experienced inflationary pressures not seen since the 1980s, geopolitical conflict, global supply chain challenges, and an enduring pandemic. In these times, we focused on "controlling the controllable," as my mentor at Danaher and GE alumnus George Sherman used to say, and by doing so, we advanced our plans to create independent, industry-leading public companies.

We maintained our day-to-day focus of meeting customer commitments and made significant operational progress while delivering strong financial performance. GE ended the year with solid revenue growth and margin expansion, and $4.8 billion of free cash flow.* GE Aerospace led the way with order and revenue growth above 20% for the year, and Power delivered double-digit order growth organically and achieved high-single-digit margins. And today, excluding GE HealthCare, higher-margin and more resilient services represent an even larger part of our portfolio at approximately 60% of our revenue.

This was all made possible by our team's embedding lean more deeply, putting our customers first, and embracing a culture of humility, transparency, and focus. At GE, we strive to make every hour of every day, every day of every week, every week of every month count, and I couldn't be prouder of the way our employees have delivered for the company and for each other.

* Non-GAAP Financial Measure

Solid Foundation

"Step by step and the bird makes its nest," Abdelhamid Chemami, Operations and Maintenance Specialist at Gas Power, wrote to me in November of 2022 as GE marked the one-year anniversary of the announcement of our spin plans. This message stuck with me. Throughout our journey over the past four years—step by step—we have built a stronger GE.

Our first priority was to reduce our debt load, and we have done so by over $100 billion since 2018—no small feat. Often there were hard decisions to make, but those choices have given us optionality to play more offense both organically and inorganically. Today our balance sheet is solid, and we are operating from a position of strength.

We are also focused on changing the way we work. A lean mindset focuses on safety, quality, delivery, and cost (SQDC)—in that order—and gives us the tools and instincts to make the right decisions and necessary trade-offs. By deeply embedding lean principles and tools, we are creating a problem-solving culture and serving our customers better.

While developing a lean mindset takes many years, we are gaining ground. At our GE Aerospace site in Greenville, South Carolina, our team performs complex machining operations and detailed inspections on high-pressure turbine blades. With a clear focus on reducing blade delivery lead time, the team created standard lines, which in turn improved part flow. This has reduced lead time by more than 10 days, with a clear target for more reduction to come, improving our operations for our customers and reducing inventory. This is just one of the countless examples of effective utilization of lean across GE.

Our progress on these priorities has made our foundation strong enough to launch three companies. More than a year after this announcement, the logic behind—and our conviction in—our historic transformation has only strengthened. Along the way, the feedback from our customers, investors, employees, and other stakeholders has been overwhelmingly positive.

Let's take a closer look at our businesses.

GE Aerospace

At GE Aerospace, we have a tremendously talented team, a highly differentiated product and technology portfolio, leading positions in attractive commercial and military sectors, and a bold vision for the future of flight.

In 2022, nearly 3 billion people flew with our technology under wing. We have nearly 41,000 commercial engines[1] at work in more than 70% of global airlines, and a diverse portfolio of more than 26,000 military engines. We take that responsibility seriously, living our purpose to invent the future of flight, lift people up, and bring them home safely.

A highlight in 2022 was being with the team and our customers at the Farnborough International Airshow—the industry's first major gathering since the pandemic began. As I looked across the tarmac and saw so many of our engines under wing, I felt a deep sense of pride and appreciation—for our employees who make it possible and for our customers who put their trust in us.



GE Aerospace's Tatum Ross is a Lead Manufacturing Engineer in Evendale, Ohio, seen here with a Passport engine.

A WINNING VALUE PROPOSITION

It's now been three years since the start of the pandemic, and the world is eager to travel. The commercial market recovery continues, and we expect total departures to return to 2019 levels in late 2023.

GE Aerospace is uniquely positioned to serve this market as customers expand and upgrade their fleets. Today we have new engines in each market segment that offer double-digit fuel burn reduction, lowering one of our customers' greatest variable costs. In 2022, CFM International, our joint venture with Safran, was selected by Delta Air Lines to deliver 200 CFM LEAP-1B engines to power its new fleet of Boeing 737-10 aircraft, with options for up to 60 additional engines. We also signed an order with Qatar Airways for GE9X engines to propel up to 50 of its Boeing 777-8 Freighters, as well as a services agreement to cover the maintenance, repair, and overhaul (MRO) of these engines.

Commercial departures are a leading indicator of shop visit demand, which we expect to grow by double digits in the year ahead. We have a diversified services portfolio with an extensive MRO network, providing us with full flexibility to meet customer needs. This year, both Delta TechOps and Air France Industries KLM Engineering &

1   Including GE and its joint venture partners

WE RISE TO THE CHALLENGE OF BUILDING A WORLD THAT WORKS



We invent the future of flight, lift people up, and bring them home safely.

Maintenance joined the global network of LEAP MRO facilities as we work to expand shop visit capacity for the rapidly growing fleet. This is one of many highlights of how we are continuing to serve our customers.

On the military side, national defense budgets are growing. In the U.S. alone, the Department of Defense increased its fiscal 2023 budget by 4%. Our business is focused on winning core platforms. Our groundbreaking XA100 fighter engine is the first and only adaptive cycle engine to successfully complete testing with the U.S. Air Force, confirming our ability to deliver 30% more range and twice the thermal management capability of the incumbent engine on the F-35 aircraft. In the face of rising geopolitical threats, we stand ready to bring this innovative engine that pairs power with efficiency to the F-35 fighter jet before the end of this decade.

In the rotorcraft segment, we began testing our T901 turboshaft engine, selected by the U.S. Army to replace our ubiquitous T700 powering the Black Hawk and Apache helicopters as well as the Future Attack Reconnaissance Aircraft. And we continue to expand our international efforts with allied nations, for example powering South Korea's KF-21 Boramae fighter with our F414 engines.

DELIVERING STRONG GROWTH IN 2022

Delivering on this unprecedented ramp starts with our team. The GE Aerospace leadership team balances unparalleled experience with fresh perspective, with nearly half of the leaders new to their roles in the past year.

We see an opportunity to accelerate our lean progress both within GE Aerospace and with our partners, suppliers, and customers. We have improved our operating rhythms, moving to a more frequent weekly and monthly cadence for each of our P&Ls. This helps us manage the business in real time and deliver better, faster, and more efficiently in a highly dynamic environment. To help improve engine delivery, for example, we reprioritized 20% of our existing engineers to solve problems closer to the point of impact and quicker through daily management. As a result, engine output was up year over year.

This year, we have taken steps to vertically integrate our P&Ls further, driving focus within the portfolio. For example, in our Commercial Engines and Services business, we are increasingly running our product lines as their own P&Ls, aligned with how our customers work with us. And we moved the Electric Power and Avionics teams to our Military business, aligning P&Ls with a strong military customer base. This granularity is improving our process capabilities, especially within our supply chain, and driving accountability closer to the customer.

Taken together, lean and decentralization are making a real impact. For the year, revenue was up 23% organically,* driven by Commercial Services, with internal shop visits up over 20%. Margins were 18.3%, and free cash flow* was $4.9 billion, driven by earnings and working capital.



GE Aerospace lab specialist Dakota Martin inspects spools of Ceramic Matrix Composite fiber, a centerpiece of GE Aerospace's 21st century commercial and military engine strategy.

SHAPING THE FUTURE OF FLIGHT

GE Aerospace has a bright future and, as the company that defines flight for the next generation, we have not taken our eye off our mission to create a smarter and more efficient future of flight. We are continuing our efforts to support use of sustainable aviation fuel, or SAF, which is vital to enabling the airline industry to meet its decarbonization goals.

The revolutionary CFM RISE Technology Demonstration Program is the manifestation of the deep commitment GE and Safran share for achieving ambitious goals for a sustainable future. Leveraging an open fan architecture, hybrid electric capability, and key materials technologies like additive manufacturing and ceramic matrix composites (CMCs), this program is aiming to reduce fuel consumption and CO_2 emissions by more than 20% compared with today's most efficient engines. In 2022, we announced a new flight test program for a hydrogen combustion engine and an open fan flight test demonstration, both with Airbus. In hybrid electric, we are working with NASA and Boeing to fly a megawatt-class hybrid electric system. And our Avio Aero team will lead a European project to test a hybrid electric motor powered by hydrogen fuel cells.

Overall, GE Aerospace is an exceptional franchise. The quality of our technology and product development plans, the energy and collaboration of our team, and our unique positioning as the industry's largest and youngest fleet give us confidence that this business will generate significant value for decades to come.

*   Non-GAAP Financial Measure



We are united by a single, urgent purpose to electrify and decarbonize the planet: because together, we have the energy to change the world.



We are not only building a healthier future but living our purpose to create a world where healthcare has no limits.

A STRONG RECORD OF LEADERSHIP



**H. Lawrence Culp, Jr.
CEO, GE Aerospace**
"GE Aerospace has a bright future, defining flight for the next generation."



**Scott Strazik
CEO, GE Vernova**
"Our strategic imperative to both electrify and decarbonize the world is a challenge that GE Vernova, our portfolio of energy businesses, was made to meet."



**Peter Arduini
CEO, GE HealthCare**
"As a new standalone company, GE HealthCare continues to deliver on its purpose to create a world where healthcare has no limits."

GE Vernova

GE's portfolio of energy businesses, now called GE Vernova, is helping the energy sector solve for sustainability, reliability, and affordability. With approximately 54,000 wind turbines and 7,000 gas turbines, GE Vernova helps generate 30% of the world's electricity and has a meaningful role to play in the energy transition. Our experienced leadership team brings industry expertise to drive business improvement and we are excited about its planned future as a standalone company.



Wind Technician Sage Thill performs a safety check as he prepares to perform maintenance on a 2 MW wind turbine at Pattern's Western Spirit wind farm in New Mexico.

AT THE CENTER OF A DYNAMIC AND GROWING MARKET

GE Vernova sits at the center of a dynamic and growing market. External catalysts, including U.S. climate legislation and constraints in the European energy market, are increasing investment in new decarbonization technologies, an area where GE Vernova's portfolio is uniquely positioned to lead. These catalysts also improve the long-term economic profile of the underlying businesses.

The U.S. Inflation Reduction Act is game-changing. It provides the certainty and stability our Renewable Energy customers need to make long-term investments, especially in onshore wind. GE Vernova's decarbonization technologies are aligned with the $370 billion in tax credits the bill provides. Additionally, the Infrastructure Investment and Jobs Act provides at least $65 billion for investment in grid, nuclear, and breakthrough technologies.

With Europe seeking to address energy security concerns, there is renewed urgency to reduce emissions and make energy more resilient, and there is pragmatism in doing so. The new EU taxonomy, for example, reinforces the important roles of gas and nuclear alongside renewables. Our customers in the region are engaging our full technology roadmap, including wind, hydropower, gas fuel blends, and grid.

Global gas generation and utilization continues to grow, with strength in Europe and the U.S. While we saw volatility in gas prices and availability this year, gas remains a fuel of choice on dispatch curves globally to meet growing electricity demand, and we continue to plan for a gas turbine market of 25 to 30 gigawatts annually.

MAKING PROGRESS & PREPARING TO SPIN

While these trends provide tailwinds for GE Vernova over time, external pressures faced in 2022 impacted business performance.

Power delivered solid performance. Gas Power grew, driven by services strength and aeroderivative momentum. We continued to advance our turnaround at Power Conversion, focus on services at Steam Power, and deliver innovation at GE Hitachi Nuclear Energy. This progress enabled us to deliver double-digit orders growth organically, with growth across each business, achieve high-single-digit margins with significant margin expansion, and improve free cash flow* of

---

*   Non-GAAP Financial Measure

$1.9 billion for the year. Services continues to be a major driver of our business performance and improvement, and we are well positioned for continued growth with our expanded HA fleet.

Scott Strazik, CEO of GE Vernova, who successfully led the Gas Power business, is now running a similar strategy at Renewable Energy.

Onshore Wind is an $8 billion annual revenue business, where we have added over 40 gigawatts to the grid. However, like most of the industry, this business has faced challenges due to the U.S. production tax credit (PTC) lapse, which reduced 2022 demand. Additionally, cost has been a challenge, with inflation and rapid innovation straining quality. We moved quickly to enhance product quality and reduce costs. We deployed corrective measures in our existing fleet to increase availability; reduced fixed costs, which included the difficult but necessary step of decreasing our global headcount; and are more selective on the projects we bid on to ensure we're executing profitably.

Offshore Wind is transitioning to approximately $500 million in annual revenue and growing. We installed and commissioned 80 turbines for EDF on schedule, and now our focus shifts to our 7-gigawatt Haliade-X backlog.

Grid is a $3 billion annual revenue business, where market demand in automation and hardware remains strong. In the fourth quarter of 2022, we saw a major inflection point—Grid was profitable for the first time since 2018, reflecting our restructuring and selectivity efforts, and orders also grew significantly.

Lean continues to generate new opportunities for sustained improvement across GE Vernova and, in turn, for our customers. For example, Gas Power Services' business playbook for planned maintenance outage events, called Live Outage, hosts all critical content and standard procedures that field crews need at their fingertips. Initially launched in the United States, at power plants powered by GE 7F gas turbines, it helped complete outages safely with a substantial reduction in cycle time, getting our customers' turbine back online sooner. In 2022, Live Outage expanded to the Europe and the Middle East for GE 9F turbines.

LEADING A NEW ERA OF ENERGY

The planned spin-off of GE Vernova comes as the world faces a 50% increase in electricity demand over the next two decades. Against this backdrop, the strategic imperative to electrify and decarbonize the world is a challenge that GE Vernova was made to meet.

In the U.S., Power secured an order from Kindle Energy in Louisiana to provide H-Class power generation equipment. Initially fueled by natural gas, it has the ability to use up to 50% hydrogen by volume. In Vietnam, Power secured its first new 9HA.02 combined-cycle power plant order, which is expected to improve the reliability and stability of the energy grid to support renewables penetration. Renewable Energy, along with Invenergy, completed the largest wind farm in North America in a single phase. Notably, the Traverse Wind Energy Center is powered by more than 350 of our 2-megawatt platform turbines. Hydro Solutions signed orders with a total generating capacity of 7 gigawatts in 2022, and GE Hitachi Nuclear Energy is working with several customers, including Ontario Power Generation in Canada, to deploy advanced nuclear technologies like our BWRX-300 small modular reactor, which produces no carbon during operation.

I'm excited about our plans for the future of GE Vernova. Combining Renewable Energy, Power, and Digital into one business brings together unique experience, talented people, and a pioneering spirit that can power the future while also helping decarbonize the world.

GE HealthCare

Big picture, GE HealthCare operates in an attractive, growing market, fueled by global trends, including the aging population, chronic disease, and the rise of the middle class in developing markets. The healthcare industry is also facing challenges in improving productivity, harnessing patient data more effectively, and extending care out of the hospital to alternative care sites. There is no medical technology company better suited to address these challenges.

GE HealthCare is a new company, and one with extensive scale— serving 1 billion patients across 2 billion procedures a year—and profound global reach, with almost 60% of annual sales outside the U.S. It also has more than 4 million equipment installations, and upgrades to the fleet help the business create value and stay close to customers. Investing $1 billion in research and development annually, GE HealthCare remains at the forefront of innovation.



Geetha B.P. in the GE HealthCare plant in Bangalore, India, where high voltage amplifiers for MR subsystems, tubes and generators are made.

With the spin, GE effectively distributed a $30 billion dividend in the form of GE HealthCare shares, while retaining an approximately 19.9% stake in the company. And shareholders in the new GE HealthCare are already seeing value unlocked as the independent company embarks on its important mission to create a world where healthcare has no limits.

Creating Value Today & Tomorrow

GE Board Member and former U.S. Secretary of Defense Ash Carter sadly passed away in October. We miss him every day and again express our deepest sympathies to his wife and family. Ash once said to me, "I like the ethos of GE," and how GE sits on the same side of the table with customers when it comes to technology and efficient production. I couldn't agree more. We approach our work with our customers as "one team with one fight," as Ash would describe it. That was as true this past year as it was for the more than 130 years that came before it, and we will carry that ethos into our future.

2022 marked the beginning of a new era for GE. One where we are unleashing our full potential as three independent industry leaders. Creating a smarter and more efficient future of flight, driving decarbonization through the energy transition, and enabling precision care are big challenges, not for the faint of heart. I know our teams are ready to deliver.



H. LAWRENCE CULP, JR.
Chairman of the Board and Chief Executive Officer, GE
Chief Executive Officer, GE Aerospace
February 10, 2023

How GE Performed in 2022

Dollars in millions; except per-share amounts

PURPOSE We rise to the challenge of building a world that works
CEO H. Lawrence Culp, Jr.
EMPLOYEES ~172,000[1]
GLOBAL OPERATIONS ~170 countries

 **Total Company**

GAAP	FY22	FY21	Y/Y REPORTED
Total Revenues	$76,555	$74,196	3%
Profit	$1,412	$(3,683)	F
Profit Margin	1.8%	(5.0)%	680 bps
Continuing EPS	$0.53	$(3.25)	F
Net EPS	$(0.05)	$(6.16)	99%
Cash from Operating Activities (CFOA)	$5,864	$888	F
Orders	$82,981	$79,418	4%
Backlog	$478,228	$428,121	12%

NON-GAAP*	FY22	FY21	Y/Y
Organic Revenues	$75,440	$70,989	6%
Adjusted profit	$5,835	$4,608	27%
Adjusted profit margin	7.9%	6.5%	140 bps
Adjusted EPS	$2.62	$1.71	53%
Free cash flow (FCF)	$4,758	$1,889	F

AEROSPACE

MISSION Providing customers with engines, components, avionics and systems for commercial, military and business & general aviation aircraft and a global service network to support these offerings
UNITS Commercial Engines and Services, Military, Systems & Other
INSTALLED BASE ~40,900 commercial aircraft engines[2] and ~26,100 military aircraft engines
CEO H. Lawrence Culp, Jr.
EMPLOYEES ~45,000

	FY22	FY21	Y/Y REPORTED	Y/Y ORGANIC*
Revenues	$26,050	$21,310	22%	23%
Profit/Loss	$4,775	$2,882	66%	62%
Profit/Loss Margin	18.3%	13.5%	480 bps	440 bps
Segment FCF*	$4,890	$4,315	13%	
Orders	$31,106	$25,589	22%	22%
Backlog	$352,627	$303,441	16%	

RENEWABLE ENERGY

MISSION Making renewable power sources more affordable, reliable, and accessible for the benefit of people everywhere
UNITS Onshore Wind, Offshore Wind, Grid Solutions Equipment and Services, Hydro Solutions, Hybrids Solutions
INSTALLED BASE 400+ GW of renewable energy equipment
CEO Scott Strazik
EMPLOYEES ~36,000

	FY22	FY21	Y/Y REPORTED	Y/Y ORGANIC*
Revenues	$12,977	$15,697	(17)%	(13)%
Profit/Loss	$(2,240)	$(795)	U	U
Profit/Loss Margin	(17.3)%	(5.1)%	(1,220) bps	(1,150) bps
Segment FCF*	$(2,040)	$(1,395)	(46)%	
Orders	$14,657	$18,163	(19)%	(17)%
Backlog	$32,830	$31,511	4%	

POWER

MISSION Powering lives and making electricity more affordable, reliable, accessible, and more sustainable
UNITS Gas Power, Steam Power, Power Conversion, Nuclear & Other
INSTALLED BASE ~7,000 gas turbines
CEO Scott Strazik
EMPLOYEES ~32,000

	FY22	FY21	Y/Y REPORTED	Y/Y ORGANIC*
Revenues	$16,262	$16,903	(4)%	2%
Profit/Loss	$1,217	$726	68%	69%
Profit/Loss Margin	7.5%	4.3%	320 bps	300 bps
Segment FCF*	$1,850	$929	99%	
Orders	$17,826	$16,412	9%	13%
Backlog	$74,307	$74,270	–%	

HEALTHCARE[1]

MISSION Building a healthier future and creating a world where healthcare has no limits
UNITS Healthcare Systems, Pharmaceutical Diagnostics
INSTALLED BASE 4M+ installations; 2B+ patient exams per year
CEO Peter Arduini
EMPLOYEES ~49,000

	FY22	FY21	Y/Y REPORTED	Y/Y ORGANIC*
Revenues	$18,461	$17,725	4%	7%
Profit/Loss	$2,705	$2,966	(9)%	(2)%
Profit/Loss Margin	14.7%	16.7%	(200) bps	(150) bps
Segment FCF*	$2,125	$2,705	(21)%	
Orders	$19,862	$19,596	1%	4%
Backlog	$18,926	$19,205	(1)%	

---

*   Non-GAAP Financial Measure
1   On January 3, 2023, GE completed the planned separation of its healthcare business, launching GE HealthCare Technologies Inc. (GE HealthCare). As of December 31, 2022, GE had ~123,000 employees excluding GE HealthCare employees who are now part of the standalone company.

2   Including GE and its joint venture partners
U   Unfavorable
F   Favorable

United States Securities and Exchange Commission

WASHINGTON, D.C. 20549

FORM 10-K

☑ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2022
Commission file number 001-00035



GENERAL ELECTRIC COMPANY

(Exact name of registrant as specified in its charter)

New York	**14-0689340**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

5 Necco Street Boston MA	**02210**
(Address of principal executive offices)	(Zip Code)

(Registrant's telephone number, including area code) **(617) 443-3000**

Securities Registered Pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.01 per share	GE	New York Stock Exchange
1.250% Notes due 2023	GE 23E	New York Stock Exchange
0.875% Notes due 2025	GE 25	New York Stock Exchange
1.875% Notes due 2027	GE 27E	New York Stock Exchange
1.500% Notes due 2029	GE 29	New York Stock Exchange
7 1/2% Guaranteed Subordinated Notes due 2035	GE /35	New York Stock Exchange
2.125% Notes due 2037	GE 37	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act:

(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☑	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.☑

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes ☐ No ☑

The aggregate market value of the outstanding common equity of the registrant not held by affiliates as of the last business day of the registrant's most recently completed second fiscal quarter was at least $68.8 billion. There were 1,089,286,553 shares of common stock with a par value of $0.01 outstanding at January 31, 2023.

DOCUMENTS INCORPORATED BY REFERENCE

The definitive proxy statement relating to the registrant's Annual Meeting of Shareholders, to be held May 3, 2023, is incorporated by reference into Part III to the extent described therein.

TABLE OF CONTENTS

FORWARD-LOOKING STATEMENTS. Our public communications and SEC filings may contain statements related to future, not past, events. These forward-looking statements often address our expected future business and financial performance and financial condition, and often contain words such as "expect," "anticipate," "intend," "plan," "believe," "seek," "see," "will," "would," "estimate," "forecast," "target," "preliminary," or "range." Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about planned and potential transactions, including our plan to pursue a spin-off of our portfolio of energy businesses that are planned to be combined as GE Vernova (Renewable Energy, Power, Digital and Energy Financial Services); the impacts of macroeconomic and market conditions and volatility on our business operations, financial results and financial position and on the global supply chain and world economy; our expected financial performance, including cash flows, revenues, organic growth, margins, earnings and earnings per share; impacts related to the COVID-19 pandemic; our de-leveraging plans, including leverage ratios and targets, the timing and nature of actions to reduce indebtedness and our credit ratings and outlooks; our funding and liquidity; our businesses' cost structures and plans to reduce costs; restructuring, goodwill impairment or other financial charges; or tax rates.

For us, particular areas where risks or uncertainties could cause our actual results to be materially different than those expressed in our forward-looking statements include:

- our success in executing planned and potential transactions, including our plan to pursue a spin-off of GE Vernova, and sales or other dispositions of our equity interests in AerCap Holdings N.V. (AerCap) and GE HealthCare, the timing for such transactions, the ability to satisfy any applicable pre-conditions, and the expected proceeds, consideration and benefits to GE;
- changes in macroeconomic and market conditions and market volatility, including impacts related to the COVID-19 pandemic, risk of recession, inflation, supply chain constraints or disruptions, rising interest rates, the value of securities and other financial assets (including our equity interests in AerCap and GE HealthCare), oil, natural gas and other commodity prices and exchange rates, and the impact of such changes and volatility on our business operations, financial results and financial position;
- global economic trends, competition and geopolitical risks, including impacts from the ongoing conflict between Russia and Ukraine and the related sanctions and other measures, decreases in the rates of investment or economic growth globally or in key markets we serve, or an escalation of sanctions, tariffs or other trade tensions between the U.S. and China or other countries, and related impacts on our businesses' global supply chains and strategies;
- the continuing severity, magnitude and duration of the COVID-19 pandemic, including impacts of virus variants and resurgences, and of government, business and individual responses, such as continued or new government-imposed lockdowns and travel restrictions, and in particular any adverse impacts to the aviation industry and its participants;
- our capital allocation plans, including de-leveraging actions to reduce GE's indebtedness, the capital structures of the public companies that we plan to form from our businesses with the planned spin-off, the timing and amount of dividends, share repurchases, acquisitions, organic investments, and other priorities;
- downgrades of our current short- and long-term credit ratings or ratings outlooks, or changes in rating application or methodology, and the related impact on our funding profile, costs, liquidity and competitive position;
- the amount and timing of our cash flows and earnings, which may be impacted by macroeconomic, customer, supplier, competitive, contractual and other dynamics and conditions;
- capital and liquidity needs associated with our financial services operations, including in connection with our run-off insurance operations and mortgage portfolio in Poland (Bank BPH), the amount and timing of any required capital contributions and any strategic actions that we may pursue;
- market developments or customer actions that may affect demand and the financial performance of major industries and customers we serve, such as demand for air travel and other aviation industry dynamics related to the COVID-19 pandemic; pricing, cost, volume and the timing of investment by customers or industry participants and other factors in renewable energy markets; conditions in key geographic markets; technology developments; and other shifts in the competitive landscape for our products and services;
- operational execution by our businesses, including the success at our Renewable Energy business in improving product quality and fleet availability, executing on cost reduction initiatives and other aspects of operational performance, as well as the performance of GE Aerospace amidst the ongoing market recovery;
- changes in law, regulation or policy that may affect our businesses, such as trade policy and tariffs, regulation and incentives related to climate change (including the impact of the Inflation Reduction Act and other policies), and the effects of tax law changes;
- our decisions about investments in research and development, and new products, services and platforms, and our ability to launch new products in a cost-effective manner;
- our ability to increase margins through implementation of operational improvements, restructuring and other cost reduction measures;
- the impact of regulation and regulatory, investigative and legal proceedings and legal compliance risks, including the impact of Alstom, Bank BPH and other investigative and legal proceedings;
- the impact of actual or potential quality issues or failures of our products or third-party products with which our products are integrated, and related costs and reputational effects;
- the impact of potential information technology, cybersecurity or data security breaches at GE or third parties; and
- the other factors that are described in the "Risk Factors" in this Annual Report on Form 10-K for the year ended December 31, 2022, as such descriptions may be updated or amended in any future reports we file with the SEC.

These or other uncertainties may cause our actual future results to be materially different than those expressed in our forward-looking statements. We do not undertake to update our forward-looking statements. This document includes certain forward-looking projected financial information that is based on current estimates and forecasts. Actual results could differ materially.

ABOUT GENERAL ELECTRIC. General Electric Company (General Electric, GE or the Company) is a high-tech industrial company that today operates worldwide through three segments: Aerospace, Renewable Energy, and Power. Our products include commercial and military aircraft engines and systems; wind and other renewable energy generation equipment and grid solutions; and gas, steam, nuclear and other power generation equipment. We have significant global installed bases of equipment across these sectors, and services to support these products are also an important part of our business alongside new equipment sales.

In November 2021, we announced a strategic plan to form three industry-leading, global, investment-grade public companies from (i) our Aerospace business, (ii) our Renewable Energy, Power, Digital and Energy Financial Services businesses, which we plan to combine and refer to as GE Vernova, and (iii) our former HealthCare business. In July 2022, we announced the new brand names for our three planned future companies: GE Aerospace, GE HealthCare and GE Vernova. For purposes of this report, we refer to our reporting segments as Aerospace (previously Aviation), HealthCare (previously Healthcare), Renewable Energy and Power. The composition of these reporting segments is unchanged. On January 3, 2023, we completed the separation of the HealthCare business from GE through the spin-off of GE HealthCare Technologies Inc. (GE HealthCare). In the spin-off, GE made a pro-rata distribution of approximately 80.1% of the shares of GE HealthCare's common stock to GE shareholders, retaining approximately 19.9% of GE HealthCare common stock. This spin-off marked the culmination of our first business separation in accordance with the November 2021 strategic plan, and we are working toward the planned spin-off of GE Vernova.

Over our more than 130-year history, GE's innovation and technology have improved quality of life around the world by adapting and innovating solutions to pressing global challenges related to the future of flight, the energy transition and precision healthcare. At GE Aerospace, with a differentiated product and technology portfolio across the commercial and military sectors, we are well positioned to serve customers in expanding and upgrading their fleets amidst the demand ramp for engines and services with the ongoing recovery from the peak of the COVID-19 pandemic. At the same time, we are working to develop next generation engine programs that will allow a smarter and more efficient future of flight, including efforts to support increased use of sustainable aviation fuel with our engines' capabilities and developing new engine architectures such as open fan, hybrid electric and hydrogen technologies. The GE Vernova portfolio of businesses are positioned to lead the energy transition, helping the energy sector solve for sustainability, reliability and affordability. These businesses are at the center of a dynamic and growing market, as the world faces a significant increase in electricity demand in the coming decades along with the need to electrify and decarbonize. With a range of power generation technologies spanning gas power, onshore and offshore wind and others, as well as power grid automation and hardware, these businesses offer solutions for customers to reduce emissions, meet the growth in electricity demand and make energy more accessible globally, secure and resilient. And GE HealthCare, as an independent company since January 2023, will carry forward its mission of advancing precision care to help solve the healthcare industry's challenges in harnessing data more effectively to provide better outcomes for patients, improving productivity and extending care out of the hospital to alternative care sites.

We believe our businesses' strategies and focus on these significant global challenges are well aligned with broader goals of sustainable development, and we approach sustainability with GE's commitment to innovation as a central element. Sustainability priorities are embedded in our policies, leadership engagement, operating mechanisms, commitments, and, ultimately, our products. In addition to working to develop technologies that will help build a more sustainable world, we advance GE's sustainability priorities through our own commitments to our people, communities and planet. More information that may be of interest to a variety of stakeholders about GE's sustainability approach, priorities and performance, including about safety, greenhouse gas emission reductions for our own operations and for our products, environmental stewardship, diversity and inclusion (as also discussed further below), supply chain and human rights and other matters, can be found in our Sustainability Report.

In the remainder of this report, we discuss GE on a consolidated basis and its businesses as of, and for the years ended, December 31, 2022 unless otherwise indicated. The HealthCare business was a segment included in GE's consolidated results for all of 2022, and accordingly we include GE HealthCare's results and other details for 2022 in this report. The historical results of GE HealthCare and certain assets and liabilities included in the spin-off will be reported in GE's consolidated financial statements as discontinued operations beginning in the first quarter of 2023. For the GE Vernova businesses, we continue to refer to our reporting segments of Renewable Energy and Power, reflecting the organization and management of these businesses within GE today.

We serve customers in 170 countries. Manufacturing and service operations are carried out at 75 manufacturing plants located in 26 states in the United States and Puerto Rico and at 130 manufacturing plants located in 32 other countries.

In all of our global business activities, we encounter aggressive and able competition. In many instances, the competitive environment is characterized by changing technology that requires continuing research and development. With respect to manufacturing operations, we continue to make improvements through deployment of lean initiatives and we believe that, in general, we are one of the leading firms in most of the major industries in which we participate.

As a diverse global company, we are affected by economic and market developments around the world, supply chain disruptions, instability in certain regions, commodity prices, foreign currency volatility and policies regarding trade and imports. See the Segment Operations section within MD&A for further information. Other factors impacting our business include:

- product development cycles for many of our products are long and product quality and efficiency are critical to success;
- research and development expenditures are important to our business;
- many of our products are subject to a number of regulatory standards; and
- changing end markets, including shifts in energy sources and demand related to cost, decarbonization efforts and other factors, as well as the impact of technology changes.

The strength and talent of our workforce are critical to the success of our businesses, and we continually strive to attract, develop and retain personnel commensurate with the needs of our businesses in their operating environments. The Company's human capital management priorities are designed to support the execution of our business strategy and improve organizational effectiveness. Our focus on organizational performance and talent will remain front and center through the execution of our strategic plan to separate into three independent companies. We will continue to monitor various factors across our human capital priorities, including as a part of our business operating reviews during the year and with oversight by our Board of Directors and the Board's Management Development and Compensation Committee. The following are our human capital priorities:

- Protecting the health and safety of our workforce: GE is committed to establishing and maintaining effective health and safety standards and protocols across our businesses, making continuous process improvements, and providing ongoing education. Our Chief Safety Officer, hired in 2021, has continued to advance our Safety Promotion Office and safety program, leveraging lean as a critical tool to prevent injuries and incidents and drive safety as a core operational attribute for the businesses. For the past two years, our annual bonus program for executives has included a modifier based on the Company's safety performance.

- Sustaining a Company culture based in leadership behaviors of humility, transparency and focus, with a commitment to unyielding integrity: GE's organizational culture supports talent attraction, engagement and retention and promotes ways of working that are strongly connected to our goals. In early 2022, we conducted an annual enterprise-wide culture survey. While survey results varied among our businesses, a Company-wide view of trends in responses confirmed our employees' view of GE's solid foundations in safety, compliance, and employee development. Our performance management system, "People, Performance, and Growth," directly links individual performance outcomes to incentive compensation. Supporting our culture of integrity, The Spirit & The Letter, GE's employee code of conduct, sets forth the Company's integrity and compliance standards.

- Developing and managing our talent to best support our organizational goals: GE's approach to talent management aims to ensure strong individual and company performance; our employee training and development offerings are designed to support these goals. As a key pillar of our talent strategy, GE's senior management leads an annual organization and talent review for each business to support a strong leadership pipeline and succession planning process for our strategy to form three industry-leading, global, investment-grade public companies. To support our lean culture transformation, we have two lean leadership development programs designed to elevate high potential executive level talent who can lead us towards a more sustainable future. Developed in partnership with our existing leaders, our leadership development programs are premised upon a rigorous learning process tied directly to outcomes, with a focus on hands-on, experiential learning and building a lean mindset.

- Promoting inclusion and diversity across the enterprise: At GE, we are committed to building a more diverse workforce and a more inclusive workplace by focusing on transparency, accountability and community. We believe in the value of each person's unique identity, background and experiences, and are committed to fostering an inclusive culture in which all employees feel empowered to do their best work because they feel accepted, respected and that they belong. In 2022, we disclosed in our Diversity Annual Report our long-standing commitment to fair and competitive pay practices. On average, men and women performing similar work are paid within 1% of each other in each GE business. Going forward, our goal remains 100% pay equity in each of our businesses.

Additionally, in 2021, we began publishing a Diversity Annual Report to transparently share our diversity data and hold ourselves accountable for continuous improvement. To support our inclusion and diversity goals, we have a GE Chief Diversity Officer and Chief Diversity Officers in each business unit. Additionally, we have several Employee Resource Groups which have added value to our colleagues and businesses by helping to engage and develop diverse talent for nearly 30 years. These groups accelerate development through mentoring, learning, networking, organizing outreach and service activities, and they address challenges that are important to their members and the Company through targeted initiatives. These groups also support our goals to build a diverse talent pipeline through efforts such as partnering with organizations to raise money for scholarship funds and promoting professional development opportunities.

At December 31, 2022, General Electric Company and consolidated affiliates employed approximately 172,000 people, of whom approximately 58,000 were employed in the United States. Our Aerospace, Renewable Energy, Power, and HealthCare segments employed approximately 45,000, 36,000, 32,000, and 49,000 people, respectively. In addition, Corporate employed approximately 10,000 employees, including legacy GE Capital employees. In connection with the January 3, 2023 spin-off of GE HealthCare, approximately 49,000 of our full-time employees formerly associated with our HealthCare segment became employees of GE HealthCare.

At December 31, 2022, GE has approximately 5,745 union-represented manufacturing and service employees in the United States. Following the spin-off of GE HealthCare, GE has approximately 4,670 union-represented manufacturing and service employees in the United States. The majority are covered by four-year collective bargaining agreements that were ratified in 2019 and are scheduled to terminate in 2023. GE will hold negotiations to enter into new agreements on or before their termination dates. While the outcome of the 2023 negotiations cannot be predicted, GE's recent past negotiations have resulted in agreements that provide employees with good wages and benefits while addressing the competitive realities facing GE. GE's relationship with employee-representative organizations outside the U.S. takes many forms, including in Europe where GE engages employees' representatives' bodies such as works councils (at both European level and locally) and trade unions in accordance with local law.

We are subject to numerous U.S. federal, state and foreign laws and regulations covering a wide variety of subject matters related to our products, services and business operations, including requirements regarding the protection of human health and safety and the environment. Relevant laws and regulations can apply to our business directly and indirectly, such as through the effect that laws and regulations applicable to our customers may have in influencing the products and services they purchase from us. Like other industrial manufacturing companies that operate in the sectors we serve, which are high-tech, increasingly digitally connected and global, we face significant scrutiny from both U.S. and foreign governmental authorities with respect to our compliance with laws and regulations. Many of the sales across our businesses are also made to U.S. or foreign governments, regulated entities such as public utilities, state-owned companies or other public sector customers, and these types of sales often entail additional compliance obligations. For further information about government regulation applicable to our businesses, see the Segment Operations section within MD&A, Risk Factors and Note 24.

We own, or hold licenses to use, numerous patents. New patents are continuously being obtained through our research and development activities. Patented inventions are used both within the Company and are licensed to others. GE is a trademark and service mark of General Electric Company.

Because of the diversity of our products and services, as well as the wide geographic dispersion of our production facilities, we use numerous sources for the wide variety of raw materials needed for our operations.

ADDITIONAL INFORMATION ABOUT GE. General Electric's address is 1 River Road, Schenectady, NY 12345-6999; we also maintain executive offices at 5 Necco Street, Boston, MA 02210. GE's Internet address at www.ge.com, Investor Relations website at www.ge.com/investor-relations and our corporate blog at www.gereports.com, as well as GE's Facebook page, Twitter accounts and other social media, including @GE_Reports, contain a significant amount of information about GE, including financial and other information for investors. GE encourages investors to visit these websites from time to time, as information is updated and new information is posted. Additional information on non-financial matters, including our Sustainability Report, environmental and social matters, our integrity policies and our Diversity Annual Report, is available at www.ge.com/sustainability and www.ge.com/about-us/diversity. All of such additional information referenced in this report (including the information contained in, or available through, other reports and websites) is provided as a convenience and is not incorporated by reference herein. Therefore, such information should not be considered part of this report.

Our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on our website, www.ge.com/investor-relations/events-reports, as soon as reasonably practicable after they are filed electronically with the U.S. Securities and Exchange Commission (SEC). Copies are also available, without charge, from GE Corporate Investor Communications. Reports filed with the SEC may be viewed at www.sec.gov.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A).

The consolidated financial statements of General Electric Company are prepared in conformity with U.S. generally accepted accounting principles (GAAP). Unless otherwise noted, tables are presented in U.S. dollars in millions. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages presented in this report are calculated from the underlying numbers in millions. Discussions throughout this MD&A are based on continuing operations unless otherwise noted. Results for the years ended December 31, 2022 versus 2021 are discussed within this report. Refer to our Annual Report on Form 10-K for the year ended December 31, 2021 for discussions of results for the years ended December 31, 2021 versus 2020. The MD&A should be read in conjunction with the Financial Statements and Notes to the consolidated financial statements.

In the accompanying analysis of financial information, we sometimes use information derived from consolidated financial data but not presented in our financial statements prepared in accordance with GAAP. Certain of these data are considered "non-GAAP financial measures" under SEC rules. See the Non-GAAP Financial Measures section for the reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures.

CONSOLIDATED RESULTS

SUMMARY OF 2022 RESULTS. Total revenues were $76.6 billion, up $2.4 billion for the year, driven primarily by increases at Aerospace and HealthCare, partially offset by decreases at Renewable Energy and Power.

Continuing earnings (loss) per share was $0.53. Excluding the results from our run-off Insurance business, separation costs, the Steam asset sale impairment, restructuring costs, non-operating benefit costs, debt extinguishment costs, Russia and Ukraine charges, gains (losses) on purchases and sales of business interests and gains (losses) on equity securities, Adjusted earnings per share* was $2.62. For the year ended December 31, 2022, profit margin was 1.8% and profit was up $5.1 billion, primarily due to a decrease in debt extinguishment costs of $6.1 billion, a decrease in non-operating benefit costs of $2.3 billion, an increase in segment profit of $0.7 billion, a decrease in Adjusted corporate operating costs* of $0.5 billion and a decrease in interest and other financial charges of $0.3 billion, partially offset by a decrease in gains on equity securities of $1.8 billion, separation costs of $1.0 billion, the Steam asset sale impairment of $0.8 billion, an increase in restructuring and other charges of $0.5 billion, a decrease in Insurance profit of $0.5 billion and Russia and Ukraine charges of $0.3 billion. Adjusted organic profit* increased $1.5 billion (32%), driven primarily by increases at Aerospace and Power and lower Adjusted corporate operating costs*, partially offset by increased losses at Renewable Energy.

*Non-GAAP Financial Measure

Cash flows from operating activities (CFOA) were $5.9 billion and $0.9 billion for the years ended December 31, 2022 and 2021, respectively. Cash flows from operating activities increased primarily due to a decrease in cash collateral paid net of settlements on interest rate derivative contracts, an increase in net income (after adjusting for amortization of intangible assets, non-cash losses related to our interests in AerCap and Baker Hughes and non-operating debt extinguishment costs), an increase in cash from working capital and an increase in cash from all other operating activities. Free cash flows* (FCF) were $4.8 billion and $1.9 billion for the years ended December 31, 2022 and 2021, respectively. FCF* increased primarily due to the same reasons as noted for CFOA above. See the Capital Resources and Liquidity - Statement of Cash Flows section for further information.

Remaining performance obligation (RPO) is unfilled customer orders for products and product services (expected life of contract sales for product services) excluding any purchase order that provides the customer with the ability to cancel or terminate without incurring a substantive penalty. See Note 25 for further information.

RPO		2022		2021		2020
Equipment	$	48,936	$	45,065	$	45,991
Services		202,061		194,755		184,608
Total RPO	$	250,997	$	239,820	$	230,600

As of December 31, 2022, RPO increased $11.2 billion (5%) from December 31, 2021, primarily at Aerospace, from engines contracted under long-term service agreements that have now been put into service and an increase in Commercial and Military orders; at Renewable Energy, from new orders at Grid and Hydro exceeding sales; and at Power, driven by Gas Power services and equipment; partially offset by a decrease at HealthCare, from the impact of contract renewal timing in services.

REVENUES		2022		2021		2020
Equipment revenues	$	31,976	$	34,200	$	37,584
Services revenues		41,626		36,890		35,385
Insurance revenues		2,954		3,106		2,865
Total revenues	$	76,555	$	74,196	$	75,833

For the year ended December 31, 2022, total revenues increased $2.4 billion (3%). Equipment revenues decreased, primarily at Renewable Energy, due to fewer wind turbine deliveries at Onshore Wind and lower revenue at Grid; and at Power, due to a decrease in Steam Power equipment on the exit of new build coal; partially offset by increases at HealthCare, driven by Imaging and Ultrasound; and at Aerospace, primarily driven by more commercial install and spare engine unit shipments. Services revenues increased, primarily at Aerospace, due to higher prices, increased shop visit volume and higher volume of commercial spare part shipments; at Renewable Energy, primarily due to higher services revenue at Onshore Wind from a larger installed base; and at HealthCare, driven by the continued growth of Healthcare Systems (HCS); partially offset by a decrease at Power, due to lower planned contractual services outages in Gas Power and prior year Steam Power services volume that did not repeat. Insurance revenues decreased $0.2 billion (5%).

Excluding the change in Insurance revenues, the net effects of acquisitions of $0.3 billion, the net effects of dispositions of $0.2 billion and the effects of a stronger U.S. dollar of $2.1 billion, organic revenues* increased $4.5 billion (6%), with equipment revenues down $1.3 billion (4%) and services revenues up $5.7 billion (16%). Organic revenues* increased at Aerospace, HealthCare and Power, partially offset by a decrease at Renewable Energy.

EARNINGS (LOSS) AND EARNINGS (LOSS) PER SHARE
(Per-share in dollars and diluted)

		2022		2021		2020
Continuing earnings (loss) attributable to GE common shareholders	$	581	$	(3,562)	$	6,141
Continuing earnings (loss) per share	$	0.53	$	(3.25)	$	5.46

For the year ended December 31, 2022, continuing earnings increased $4.1 billion primarily due to a decrease in debt extinguishment costs of $6.1 billion, a decrease in non-operating benefit costs of $2.3 billion, an increase in segment profit of $0.7 billion, a decrease in Adjusted corporate operating costs* of $0.5 billion and a decrease in interest and other financial charges of $0.3 billion, partially offset by a decrease in gains on equity securities of $1.8 billion, separation costs of $1.0 billion, the Steam asset sale impairment of $0.8 billion, an increase in provision for income tax of $0.8 billion, an increase in restructuring and other charges of $0.5 billion, a decrease in Insurance profit of $0.5 billion and Russia and Ukraine charges of $0.3 billion. Adjusted earnings* were $2.9 billion, an increase of $1.0 billion. Profit margin was 1.8%, an increase from (5.0)%. Adjusted profit* was $5.8 billion, an increase of $1.5 billion organically*, due to increases at Aerospace and Power, and lower Adjusted corporate operating costs*, partially offset by a decrease at Renewable Energy. Adjusted profit margin* was 7.9%, an increase of 160 basis points organically*.

We continue to experience inflation pressure in our supply chain, as well as delays in sourcing key materials needed for our products and skilled labor shortages. This has delayed our ability to convert RPO to revenue and negatively impacted our profit margins. While the impact of inflation is expected to be challenging, we continue to take actions to limit this pressure, including lean initiatives to drive cost productivity, partnering with our suppliers and adjusting the pricing of our products and services. Also, geopolitical uncertainties with the ongoing Russia and Ukraine conflict, as well as recent COVID-19 impacts in China, are introducing additional challenges. As of December 31, 2022, we had approximately $0.5 billion of remaining assets in Russia and Ukraine, mainly in our HealthCare and Power businesses, which primarily relate to activity not subject to sanctions or restricted under Company policy.

*Non-GAAP Financial Measure

SEGMENT OPERATIONS. Segment revenues include sales of equipment and services by our segments. Segment profit is determined based on performance measures used by our Chief Operating Decision Maker (CODM), who is our Chief Executive Officer (CEO), to assess the performance of each business in a given period. In connection with that assessment, the CEO may exclude matters, such as charges for impairments, significant, higher-cost restructuring programs, costs associated with separation activities, manufacturing footprint rationalization and other similar expenses, acquisition costs and other related charges, certain gains and losses from acquisitions or dispositions, and certain litigation settlements. See the Corporate section for further information about costs excluded from segment profit. Segment profit excludes results reported as discontinued operations and the portion of earnings or loss attributable to noncontrolling interests of consolidated subsidiaries, and as such only includes the portion of earnings or loss attributable to our share of the consolidated earnings or loss of consolidated subsidiaries. Certain corporate costs, including those related to shared services, employee benefits, and information technology, are allocated to our segments based on usage or their relative net cost of operations.

SUMMARY OF REPORTABLE SEGMENTS		2022		2021		2020
Aerospace	$	26,050	$	21,310	$	22,042
Renewable Energy		12,977		15,697		15,666
Power		16,262		16,903		17,589
HealthCare		18,461		17,725		18,009
Total segment revenues		73,749		71,635		73,306
Corporate		2,806		2,561		2,528
Total revenues	$	76,555	$	74,196	$	75,833
Aerospace	$	4,775	$	2,882	$	1,229
Renewable Energy		(2,240)		(795)		(715)
Power		1,217		726		274
HealthCare		2,705		2,966		3,060
Total segment profit (loss)		6,456		5,778		3,848
Corporate(a)		(3,413)		892		8,061
Interest and other financial charges		(1,552)		(1,813)		(2,018)
Debt extinguishment costs		(465)		(6,524)		(301)
Non-operating benefit income (cost)		532		(1,782)		(2,430)
Goodwill impairments		—		—		(877)
Benefit (provision) for income taxes		(689)		124		333
Preferred stock dividends		(289)		(237)		(474)
Earnings (loss) from continuing operations attributable to GE common shareholders		581		(3,562)		6,141
Earnings (loss) from discontinued operations attributable to GE common shareholders		(644)		(3,195)		(911)
Net earnings (loss) attributable to GE common shareholders	$	(64)	$	(6,757)	$	5,230

(a) Includes interest and other financial charges of $54 million, $63 million, and $50 million; and benefit for income taxes of $213 million, $162 million, and $154 million related to Energy Financial Services (EFS) within Corporate for the years ended December 31, 2022 and 2021, and 2020, respectively.

GE AEROSPACE. Aerospace designs and produces commercial and military aircraft engines, integrated engine components, electric power and mechanical aircraft systems. We also provide aftermarket services to support our products.

Commercial Engines and Services – manufactures jet engines for commercial airframes. Aerospace engines power aircraft in all categories: narrowbody, widebody and regional, which includes engines sold by CFM International, a 50-50 non-consolidated company with Safran Aircraft Engines, a subsidiary of Safran Group of France, and Engine Alliance, a 50-50 non-consolidated company with Raytheon Technologies Corporation via their Pratt & Whitney segment. This includes engines and components for business aviation and aeroderivative applications as well. Commercial provides maintenance, component repair and overhaul services (MRO), including sales of spare parts.

Military – manufactures jet engines for military airframes. Our military engines power a wide variety of military aircraft including fighters, bombers, tankers, helicopters and surveillance aircraft, as well as marine applications. We provide maintenance, component repair and overhaul services, including sales of spare parts.

Systems & Other – provides avionics systems, aviation electric power systems, turboprop engines, engine gear and transmission components and services for commercial and military segments. Additionally, we provide a wide variety of products and services including additive machines, additive materials (including metal powders), and additive engineering services.

Competition & Regulation. The global businesses for aircraft jet engines, maintenance, component repair and overhaul services (including spare part sales) are highly competitive. Both domestic and international sales are important to the growth and success of the business. Product development cycles are long and product quality and efficiency are critical to success. Research and development expenditures are important in this business, as are focused intellectual property strategies and protection of key aircraft engine design, manufacture, repair and product upgrade technologies. In addition, we are subject to market and regulatory dynamics related to decarbonization which will require a combination of technological innovation in the fuel efficiency of engines, expanding the use of sustainable aviation fuels and the development of electric flight and hydrogen-based aviation technologies. Aircraft engine and systems orders tend to follow civil air travel demand and military procurement cycles.

Our products, services and activities are subject to a number of global regulators such as the U.S. Federal Aviation Administration (FAA), European Union Aviation Safety Agency (EASA), Civil Aviation Administration of China (CAAC) and other regulatory bodies.

Significant Trends & Developments. Our results in 2022 reflect the continued recovery of commercial air travel from the effects of the COVID-19 pandemic. A key underlying driver of our commercial engine and services business is global commercial air traffic, which improved 21% during 2022 compared to 2021, and now stands at approximately 90% of 2019 levels.

The recovery trends vary by region from the travel restrictions imposed by governments and the prevalence of COVID-19 virus variants around the globe. We remain confident in the recovery, and current trends are in line with our recovery forecast. Consistent with updated industry projections, we estimate both narrowbody and widebody air traffic to recover to 2019 levels in late 2023. We are in frequent dialogue with our airline, airframe, and maintenance, repair and overhaul customers about the outlook for commercial air travel, new aircraft production, fleet retirements, and after-market services, including shop visit and spare parts demand.

As it relates to the military environment, we continue to forecast strong military demand creating future growth opportunities for our Military business as the U.S. Department of Defense and foreign governments have continued flight operations, and have allocated budgets to upgrade and modernize their existing fleets. In September 2022, Aerospace and the U.S. Air Force successfully concluded testing on the second XA100 adaptive cycle engine, marking the final major contract milestone of the Air Force's Adaptive Engine Transition Program (AETP).

Global material availability and labor shortages, in part driven by the pandemic, continue to cause disruptions for us and our suppliers, and have impacted our production and delivery across our businesses. We increased our Commercial and Military engine sales units by 13% in 2022 compared to 2021, and the combined engine sales units increased more than 25% in the second half of 2022 compared to the first half of 2022. We continue to partner with our airframe partners on future production rates. Aerospace has proactively managed the impact of inflationary pressure by deploying lean initiatives to drive cost productivity, partnering with our suppliers and adjusting the pricing of our products and services. We expect the impact of inflation will continue to be challenging and we will continue to take actions to manage.

Total engineering, comprising company, customer and partner-funded and nonrecurring engineering costs, increased compared to the prior year. We continue to be committed to investment in developing and maturing technologies that enable a more sustainable future of flight.

We continue to take actions to protect our ability to serve our customers now and as the global airline industry recovers. Our deep history of innovation and technology leadership, commercial engine installed base, including joint ventures, of approximately 40,900 units, with approximately 11,600 units under long-term service agreements, and military engine installed base of approximately 26,100 units represents strong long-term fundamentals. We believe Aerospace is well-positioned to drive long-term profitable growth and cash generation over time.

Sales in units, except where noted		2022	2021	2020
Commercial Engines(a)		1,663	1,487	1,720
LEAP Engines(b)		1,136	845	815
Military Engines		632	553	683
Spare Parts Rate(c)	$	26.9 $	17.8 $	18.0

(a) Commercial Engines now includes Business Aviation and Aeroderivative units for all periods presented.
(b) LEAP engines are subsets of commercial engines.
(c) Commercial externally shipped spare parts and spare parts used in time and material shop visits in millions of dollars per day.

RPO		December 31, 2022	December 31, 2021	December 31, 2020
Equipment	$	13,748 $	11,139 $	10,597
Services		121,511	114,133	103,500
Total RPO	$	135,260 $	125,272 $	114,097

SEGMENT REVENUES AND PROFIT		2022		2021		2020
Commercial Engines & Services	$	18,665	$	14,360	$	14,479
Military		4,410		4,136		4,572
Systems & Other		2,975		2,814		2,991
Total segment revenues	$	26,050	$	21,310	$	22,042
Equipment	$	7,842	$	7,531	$	8,582
Services		18,207		13,780		13,460
Total segment revenues	$	26,050	$	21,310	$	22,042
Segment profit	$	4,775	$	2,882	$	1,229
Segment profit margin		18.3 %		13.5 %		5.6 %

For the year ended December 31, 2022, segment revenues were up $4.7 billion (22%) and segment profit was up $1.9 billion (66%).

RPO as of December 31, 2022 increased $10.0 billion (8%) from December 31, 2021, due to increases in both equipment and services. Equipment increased primarily due to an increase in Commercial and Military orders since December 31, 2021. Services increased primarily as a result of engines contracted under long-term service agreements that have now been put into service and contract modifications.

Revenues increased $4.8 billion (23%) organically*. Commercial Services revenues increased, primarily due to increased shop visit volume and commercial spare part shipments, and higher prices. Commercial Services revenues also increased due to a net favorable change of $0.1 billion for its long-term service agreements compared to a net unfavorable change of $0.3 billion in the prior year. Commercial Engines revenues increased, primarily driven by 176 more commercial install and spare engine unit shipments, including 291 more LEAP units versus the prior year, partially offset by lower GEnx engine production rates and product transition with fewer engine shipments on legacy programs. Military revenues increased, primarily due to growth in services and 79 more engine shipments than the prior year, partially offset by product mix.

Profit increased $1.8 billion (62%) organically*, primarily due to increased shop visit volume and commercial spare part shipments, higher prices and the impact of favorable contract margin reviews for long-term service agreements. These increases in profit were partially offset by lower profit on Commercial Engine shipments driven by product transition with fewer engine shipments on legacy programs and more shipments on newer programs, inflation in our supply chain and additional growth investment.

RENEWABLE ENERGY – will be part of GE Vernova, GE's portfolio of energy businesses. We benefit from one of the broadest portfolios in the industry that uniquely positions us to lead the energy transition while building on advanced technologies that grow renewable energy generation, lower the cost of electricity and modernize the grid. Our portfolio of business units includes onshore and offshore wind, blade manufacturing, grid solutions, hydro, storage, hybrid renewables and digital services offerings. We have installed more than 400 gigawatts of clean renewable energy equipment and equipped more than 90% of transmission utilities with our grid solutions in developed and emerging markets.

Onshore Wind – delivers technology and services for the onshore wind power industry by providing a range of turbines. Wind Services assist customers in improving cost, capacity and performance of their assets over the lifetime of their fleet, utilizing digital infrastructure to monitor, predict and optimize wind farm energy performance. Our Onshore Wind business supports a turbine installed base of approximately 54,000 units, of which, slightly less than half are under service agreements.

Grid Solutions Equipment and Services (Grid) – enables power utilities and industries worldwide to effectively manage electricity from the point of generation to consumption, helping the reliability, efficiency and resiliency of the grid. Service offerings include a comprehensive portfolio of equipment, hardware, protection and control, automation and digital services. Grid is also addressing the challenges of the energy transition by safely and reliably connecting intermittent renewable energy generation to transmission networks.

Hydro, Offshore Wind and Hybrid Solutions – Hydro provides a portfolio of solutions and services for hydropower generation for both large hydropower plants and small hydropower solutions. Offshore Wind leads the industry in wind power technologies and wind farm development. Hybrid Solutions provides integration of renewable energies that drive stability to the grid and integrates storage and renewable energy generation sources.

Competition & Regulation. While many factors, including government incentives, specific market rules, and permitting regulations and challenges, affect how renewable energy can deliver outcomes for customers in a given region, renewable energy has become competitive with fossil fuels in terms of levelized cost of electricity. We continue to invest in improving the durability of our wind turbine products, fleet availability and project execution with increased focus on project selectivity. Additionally, we continue to explore ways to further improve the efficiency and flexibility of our hydropower technology with new innovative turbine designs and digital solutions. As industry models continue to evolve, our digital strategy and investments in technical innovation will position us to add value for customers looking for clean, renewable energy.

Significant Trends & Developments. During the third quarter of 2022, the Inflation Reduction Act of 2022 (IRA) was signed into law, introducing new and extending existing tax incentives for 10 years. The IRA is expected to resolve recent U.S. policy uncertainty that resulted in project delays and deferral of customer investments in Onshore Wind and significantly increase near- and longer-term demand in the U.S. for onshore and offshore wind projects. The timing of this demand growth depends in part on how quickly the IRA incentives are implemented. While the offshore wind industry continues to expect global growth through the decade, cost pressures and the ability to complete with the rapid pace of innovation remain key challenges. Finally, our Grid business is positioned to support grid expansion and modernization needs.

We have experienced significant cost inflation across all businesses which we expect to continue, and are working to mitigate through pricing and cost actions. At Onshore Wind, based on experience across our fleet, we are deploying repairs and other corrective measures to improve our overall quality and fleet availability resulting in higher warranty and related reserves. Concurrently, we are undertaking a restructuring program to reduce fixed cost, reflecting our selectivity strategy to operate in fewer markets and to simplify and standardize product variants. Our financial results are dependent on costs to address fleet availability and quality, execution of cost reduction initiatives and the inflationary environment. Additionally, initiatives to improve selectivity and pricing as well as U.S. Treasury tax implementation guidance related to the IRA are expected to further improve our results.

*Non-GAAP Financial Measure

New product introductions account for a large portion of our RPO in Onshore and Offshore Wind, such as our 5 MW and 3 MW Onshore units, and our 12-14 MW Haliade-X Offshore units. During the fourth quarter of 2022, we started shipping Haliade-X units for our first commercial project. Improving Onshore and Offshore fleet availability while reducing the cost of these new product platforms and blade technologies, remains a key priority. At Grid, we are securing our position in the high growth offshore interconnection market with products meeting the 2GW high voltage direct current (HVDC) solution standard and developing new technology such as flexible transformers and eco-friendly g³ switchgears that solve for a denser, more resilient and efficient electric grid and lower greenhouse gas emissions.

Onshore and Offshore sales in units	2022	2021	2020
Wind Turbines	2,190	3,590	3,744
Wind Turbine Gigawatts	7.5	11.7	10.8
Repower units	580	561	1,022

RPO		December 31, 2022		December 31, 2021		December 31, 2020
Equipment	$	20,142	$	18,639	$	18,273
Services		12,688		12,872		12,531
Total RPO	$	32,830	$	31,511	$	30,804

SEGMENT REVENUES AND PROFIT		2022		2021		2020
Onshore Wind	$	8,373	$	11,026	$	10,881
Grid Solutions equipment and services		3,086		3,207		3,585
Hydro, Offshore Wind and Hybrid Solutions		1,518		1,464		1,200
Total segment revenues	$	12,977	$	15,697	$	15,666
Equipment	$	10,191	$	13,224	$	12,859
Services		2,785		2,473		2,807
Total segment revenues	$	12,977	$	15,697	$	15,666
Segment profit (loss)	$	(2,240)	$	(795)	$	(715)
Segment profit margin		(17.3) %		(5.1) %		(4.6) %

For the year ended December 31, 2022, segment revenues were down $2.7 billion (17%) and segment losses were up $1.4 billion.

RPO as of December 31, 2022 increased $1.3 billion (4%) from December 31, 2021 primarily from new orders at Grid and Hydro exceeding sales, partially offset by the approximately $1.3 billion impact from a stronger U.S. dollar and revenue exceeding new orders at Offshore Wind.

Revenues decreased $2.1 billion (13%) organically*, primarily from 1,400 fewer wind turbine deliveries, primarily at Onshore Wind, including customer delays and deferrals due to U.S. tax policy uncertainty, and lower revenue at Grid due to increased commercial selectivity, partially offset by higher services revenue at Onshore Wind from a larger installed base.

Segment losses increased $1.5 billion organically*, primarily attributable to Onshore Wind's lower U.S. volume, higher warranty and related reserve charges of $0.5 billion in the third quarter of 2022 in response to the deployment of corrective measures and repair campaigns within our fleet, execution of lower margin RPO and the impact of transitioning to newer product offerings internationally. Additionally, we observed cost inflation across all businesses and higher ramp up costs at Offshore Wind. These higher costs were partially offset by the favorable impact of cost reduction initiatives and lower project related charges, primarily at Grid.

POWER – will be part of GE Vernova, GE's portfolio of energy businesses. Power serves power generation, industrial, government and other customers worldwide with products and services related to energy production. Our products and technologies harness resources such as oil, gas, fossil, diesel and nuclear to produce electric power and include gas and steam turbines, full balance of plant, upgrade and service solutions, as well as data-leveraging software. We have organized the businesses within our Power segment into Gas Power, Steam Power and Power Conversion, Nuclear and other.

Gas Power – offers a wide spectrum of heavy-duty and aeroderivative gas turbines for utilities, independent power producers and numerous industrial applications, ranging from small, mobile power to utility scale power plants. Gas Power also delivers maintenance and service solutions across total plant assets and over their operational lifecycle.

Steam Power – offers a broad portfolio of technologies and services predominately for nuclear and fossil power plants to help customers deliver reliable power as they transition to a lower carbon future.

Power Conversion, Nuclear and other - applies the science and systems of power conversion to provide motors, generators, automation and control equipment and drives for energy intensive industries such as marine, oil and gas, mining, rail, metals and test systems. Through joint ventures with Hitachi, it also provides nuclear technology solutions for boiling water reactors including reactor design, reactor fuel and support services, and the design and development of small modular reactors.

*Non-GAAP Financial Measure

Competition & Regulation. Worldwide competition for power generation products and services is intense. Demand for power generation is global, and as a result, is sensitive to the economic and political environments of each country in which we do business. Our products and services sold to end customers are often subject to many regulatory requirements and performance standards under different federal, state, foreign and energy industry standards. In addition, we are subject to market and other dynamics related to decarbonization, where it will remain important to lower greenhouse gas emissions for decades to come, which will likely depend in part on technologies that are not yet deployed or widely adopted today but may become more important over time (such as hydrogen-based power generation, carbon capture and sequestration technologies or small modular or other advanced nuclear power).

Significant Trends & Developments. During the year ended December 31, 2022, global gas power generation grew mid-single digits and GE gas turbine utilization grew low-single digits with strength in the U.S. Utilization of the fleet continues to follow growing gas power generation, capturing shortfalls from coal retirements, and resilient asset usage with a dynamic Europe environment with the Russia and Ukraine conflict and mild winter. Looking ahead, we anticipate H-class units to be commissioned into the serviceable installed base and the uncertain timing of deal closures due to financing and the complexities of working in emerging markets. Power has proactively managed the impact of inflationary pressure by deploying lean initiatives to drive cost productivity, partnering with our suppliers and adjusting the pricing of our products and services. We expect the impact of inflation will continue to be challenging and we will continue to take actions to manage. Although market factors related to the energy transition such as greater renewable energy penetration and the adoption of climate change-related policies continue to impact long-term demand (and related financing), we expect the gas market to remain stable over the next decade with gas generation continuing to grow low-single-digits. We believe gas will play a critical role in the energy transition. We remain focused on our underwriting discipline and risk management to ensure we are securing deals that meet our financial hurdles and we have high confidence to deliver for our customers.

In the first quarter of 2022, we signed a non-binding memorandum of understanding for GE Steam Power to sell a portion of its business to Électricité de France S.A. (EDF), which resulted in a reclassification of that business to held for sale. In the fourth quarter of 2022, we signed a binding agreement and expect to complete the sale, subject to regulatory approval, in the second half of 2023. In the second quarter of 2022, we announced that Gas Power intends to acquire Nexus Controls, a business specializing in aftermarket control system upgrades and controls field services. The deal, which is subject to customary closing conditions including regulatory approval and mandatory information and consultation processes with employees and their representatives, is expected to close in the second quarter of 2023.

We continue to invest in new product development, such as our Nuclear small modular reactors and our HA-Turbines, with over 1.6 million operating hours. Our fundamentals remain strong with approximately $69.0 billion in RPO, including 27 HA-Turbines, and a gas turbine installed base of approximately 7,000 units, including 78 HA-Turbines, which has nearly doubled since 2019, and approximately 1,800 units under long-term service agreements.

Sales in units	2022	2021	2020
GE Gas Turbines	101	62	71
Heavy-Duty Gas Turbines(a)	53	43	51
HA-Turbines(b)	11	13	21
Aeroderivatives(a)	48	19	20

(a) Heavy-Duty Gas Turbines and Aeroderivatives are subsets of GE Gas Turbines.
(b) HA-Turbines are a subset of Heavy-Duty Gas Turbines.

RPO		December 31, 2022		December 31, 2021		December 31, 2020
Equipment	$	11,561	$	12,169	$	14,991
Services		57,420		56,569		58,318
Total RPO	$	68,981	$	68,738	$	73,308

SEGMENT REVENUES AND PROFIT		2022		2021		2020
Gas Power	$	12,072	$	12,080	$	12,655
Steam Power		2,643		3,241		3,557
Power Conversion, Nuclear and other		1,547		1,582		1,378
Total segment revenues	$	16,262	$	16,903	$	17,589
Equipment	$	4,737	$	5,035	$	6,707
Services		11,526		11,868		10,883
Total segment revenues	$	16,262	$	16,903	$	17,589
Segment profit (loss)	$	1,217	$	726	$	274
Segment profit margin		7.5 %		4.3 %		1.6 %

For the year ended December 31, 2022, segment revenues were down $0.6 billion (4%) and segment profit was up $0.5 billion (68%).

RPO as of December 31, 2022 increased $0.2 billion from December 31, 2021, primarily driven by Gas Power services and equipment, partially offset by the continued wind down of the Steam Power new build coal business.

Revenues increased $0.4 billion (2%) organically*, primarily due to higher Gas Power aeroderivative deliveries, favorable price in Gas Power contractual and non-contractual services and growth in Gas Power non-contractual services, partially offset by lower planned contractual services outages in Gas Power and a reduction in Steam Power equipment on the exit of new build coal and prior year Steam Power services volume that did not repeat.

Profit increased $0.5 billion (69%) organically* primarily due to prior year project and legal charges at Steam Power that did not repeat, reduced intangible asset amortization at Steam Power, favorable price in Gas Power contractual and non-contractual services and higher Gas Power aeroderivative deliveries, partially offset by lower Gas Power planned contractual services outages, unfavorable equipment mix at Gas Power, a reduction in Steam Power equipment on the exit of new build coal and prior year Steam Power services volume that did not repeat.

GE HEALTHCARE. HealthCare is a leading global medical technology, pharmaceutical diagnostics and digital solutions innovator. Our products, solutions and services span the continuum of patient care including screening, diagnosis, treatment and monitoring with the goal of empowering clinicians to deliver better care at lower cost. Our customers include healthcare providers as well as researchers, including public, private and academic institutions. We sell our products through a combination of a global sales force and a network of channel partners, including distributors and other third parties. On January 3, 2023, GE completed the previously announced separation of its HealthCare business, into a separate, independent publicly traded company. See Note 28 for further information.

Healthcare Systems (HCS) – develops, manufactures, markets and services a broad suite of products and solutions used in the diagnosis, treatment and monitoring of patients that is encompassed in imaging, ultrasound and patient care solutions. Imaging includes magnetic resonance, computed tomography, molecular imaging, x-ray mammography, image-guided therapy systems, enterprise imaging, service capabilities and digital solutions. Ultrasound includes consoles and probes, handheld devices, intraoperative imaging systems, visualization software, service capabilities and digital solutions. Patient Care Solutions (PCS) includes consoles and probes, handheld devices, intraoperative imaging systems, visualization software, service capabilities, and digital solutions.

Pharmaceutical Diagnostics (PDx) – researches, manufactures and markets innovative imaging agents used during medical scanning procedures to highlight organs, tissue and functions inside the human body, to aid physicians in the early detection, diagnosis and management of disease through advanced in-vivo diagnostics. These products include both contrast imaging and molecular imaging agents.

BioPharma – This business was sold on March 31, 2020. It delivered products, services and manufacturing solutions for drug discovery, biopharmaceutical production, and cellular and gene therapy technologies.

Competition & Regulation. HealthCare competes with a variety of U.S. and non-U.S. manufacturers and services providers. Customers require products and services that allow them to provide better access to healthcare, improve the affordability of care and improve the quality of patient outcomes. Key factors affecting competition include technological innovations, productivity solutions, competitive pricing and the ability to provide lifecycle services. New technologies and solutions could make our products and services obsolete unless we continue to develop new and improved offerings. Our products are subject to regulation by numerous government agencies, as well as laws and regulations that apply to various reimbursement systems or other government funded healthcare programs.

Significant Trends & Developments. Market demand and RPO conversion remain positive despite inflationary and supply challenges continuing to impact the industry. Global spending in healthcare is solid and expected to continue, particularly in public markets across Europe and Asia. We are experiencing strong order growth in our China equipment business due to government stimulus programs. Overall, continued patient demand is leading providers to invest in products and services that increase productivity and reduce operating costs, an important dynamic as healthcare systems modernize post-pandemic and prepare for increased demand longer-term. Actions of our supply chain, engineering and manufacturing teams, as well as proactive supplier engagement are driving fewer delays in securing key materials and have improved our ability to deliver products to our customers. However, shortages are still impacting our ability to deliver certain products. Our expectation is that supply chain pressures will continue to improve. We continue to experience inflationary pressure within our supply chain, however, we have partially offset this pressure by adjusting pricing of our products, as well as managing discretionary and fixed cost in our business and prioritizing research and development investments.

We continue to grow and invest in precision health, with a focus on creating new products and digital solutions as well as expanding uses of existing offerings that are tailored to the different needs of our global customers. We introduced over 40 solutions that aim to improve patient outcomes and increase healthcare efficiency at the Radiological Society of North America's (RSNA) 2022 Annual Meeting. For example, we announced a platform of four inventive components, which are SIGNA One, a new anticipatory user interface with virtually no learning curve; AIR Recon DL; AIR Coils; and automated workflow solutions, that leverage AI and deep learning to ensure the smoothest scanning experience in magnetic resonance (MR) imaging. In January 2023 we announced we entered into an agreement to acquire IMACTIS, an innovator in the rapidly growing field of computed tomography (CT) interventional guidance across an array of care areas. IMACTIS created CT-Navigation™, an ergonomic universal solution that provides stereotactic needle guidance, enabling intuitive pre-planning and continuous control throughout a wide range of procedures, from diagnosis to treatment. We remain committed to innovate and invest to create more integrated, efficient and personalized precision care.

RPO	December 31, 2022	December 31, 2021	December 31, 2020
Equipment	$ 4,739	$ 4,232	$ 3,465
Services	9,676	10,375	9,458
Total RPO	$ 14,415	$ 14,606	$ 12,923

*Non-GAAP Financial Measure

SEGMENT REVENUES AND PROFIT		2022		2021		2020
Healthcare Systems (HCS)	$	16,489	$	15,694	$	15,387
Pharmaceutical Diagnostics (PDx)		1,972		2,031		1,792
BioPharma		—		—		830
Total segment revenues	$	18,461	$	17,725	$	18,009
Equipment	$	9,643	$	9,104	$	9,992
Services		8,818		8,620		8,017
Total segment revenues	$	18,461	$	17,725	$	18,009
Segment profit	$	2,705	$	2,966	$	3,060
Segment profit margin		14.7 %		16.7 %		17.0 %

For the year ended December 31, 2022, segment revenues were up $0.7 billion (4%) and segment profit was down $0.3 billion (9%).

RPO as of December 31, 2022 decreased $0.2 billion (1%) from December 31, 2021, primarily due to the impact of contract renewal timing in services, partially offset by an increase in equipment orders.

Revenues increased $1.3 billion (7%) organically*. Equipment revenues increased, driven by Imaging and Ultrasound, mainly due to strong growth in the U.S. and Europe, the Middle East and Africa, partially offset by China. Services revenues increased, driven by the continued growth of HCS and PDx.

Profit decreased $0.1 billion (2%) organically*, driven by increased material inflation and logistics cost across all product lines, partially offset by increased volume and price. We also continued to make planned research and development and commercial investments.

CORPORATE. The Corporate amounts related to revenues and earnings include the results of disposed businesses, certain amounts not included in operating segment results because they are excluded from measurement of their operating performance for internal and external purposes and the elimination of intersegment activities. In addition, the Corporate amounts related to earnings include certain costs of our principal retirement plans, significant, higher-cost restructuring programs, separation costs, and other costs reported in Corporate.

Corporate includes the results of the GE Digital business and our remaining GE Capital businesses, our former financial services business, including our run-off Insurance business (see Other Items - Insurance for further information) and the Lighting segment through its disposition in the second quarter of 2020.

REVENUES AND OPERATING PROFIT (COST)		2022		2021		2020
Corporate revenues	$	882	$	945	$	1,313
Insurance revenues (Note 12)		2,954		3,106		2,865
Eliminations and other		(1,030)		(1,490)		(1,650)
Total Corporate revenues	$	2,806	$	2,561	$	2,528
Gains (losses) on purchases and sales of business interests	$	51	$	(44)	$	12,452
Gains (losses) on equity securities		76		1,921		(1,891)
Restructuring and other charges (Note 20)		(918)		(380)		(680)
Separation costs (Note 20)		(973)		—		—
Steam asset sale impairment (Notes 6 and 7)		(824)		—		(363)
SEC Settlement charge		—		—		(200)
Russia and Ukraine charges		(263)		—		—
Goodwill impairments, net of noncontrolling interests of $149 million in 2020 (Note 7)		—		—		(728)
Insurance profit (loss) (Note 12)		60		566		197
Adjusted total Corporate operating costs (Non-GAAP)		(621)		(1,170)		(1,602)
Total Corporate operating profit (cost) (GAAP)	$	(3,413)	$	892	$	7,184
Less: gains (losses), impairments, Insurance, and restructuring & other		(2,792)		2,062		8,786
Adjusted total Corporate operating costs (Non-GAAP)	$	(621)	$	(1,170)	$	(1,602)
Functions & operations	$	(568)	$	(848)	$	(1,303)
Environmental, health and safety (EHS) and other items		(94)		(302)		(104)
Eliminations		41		(20)		(195)
Adjusted total Corporate operating costs (Non-GAAP)	$	(621)	$	(1,170)	$	(1,602)

Adjusted total corporate operating costs* excludes gains (losses) on purchases and sales of business interests, significant, higher-cost restructuring programs, separation costs, gains (losses) on equity securities, impairments and our run-off Insurance business profit. We believe that adjusting corporate costs to exclude the effects of items that are not closely associated with ongoing corporate operations provides management and investors with a meaningful measure that increases the period-to-period comparability of our ongoing corporate costs.

*Non-GAAP Financial Measure

For the year ended December 31, 2022, revenues increased by $0.2 billion due to $0.5 billion of lower intersegment eliminations, partially offset by $0.2 billion of lower revenue in our run-off Insurance business and $0.1 billion of lower revenue in our Digital business. Corporate operating profit decreased by $4.3 billion due to $1.8 billion of lower gains on equity securities, primarily related to our AerCap and Baker Hughes investments. Corporate operating profit also decreased as the result of $1.0 billion of separation costs and $0.5 billion of lower operating profit in our run-off Insurance business, primarily due to a charge related to terminating several reinsurance contracts (see Other Items - Insurance). In addition, operating profit decreased due to $0.8 billion of non-cash impairment charges related to property, plant and equipment and intangible assets as a result of reclassification of a portion of our Steam Power business to held for sale in the first quarter of 2022 (see Notes 6 and 7). Corporate operating profit also decreased due to $0.5 billion of higher restructuring and other charges primarily related to our Corporate segment and $0.3 billion of charges from contracts and recoverability of assets in connection with the conflict between Russia and Ukraine and resulting sanctions, primarily within our Aerospace and Power businesses. These decreases were partially offset by $0.1 billion of lower losses on purchases and sales of business interests due to a $0.2 billion held for sale loss within our Power segment in 2021.

Adjusted total corporate operating costs* decreased by $0.5 billion primarily as the result of $0.3 billion of lower functional costs and $0.2 billion of lower costs associated with EHS and other items primarily driven by core reductions and favorability from interest rate and foreign exchange dynamics.

OTHER CONSOLIDATED INFORMATION

RESTRUCTURING AND SEPARATION COSTS. Significant, higher-cost restructuring programs are excluded from measurement of segment operating performance for internal and external purposes; those excluded amounts are reported in Restructuring and other charges for Corporate. In addition, we incur costs associated with separation activities, which are also excluded from measurement of segment operating performance for internal and external purposes. See Note 20 for further information on restructuring and separation costs.

INTEREST AND OTHER FINANCIAL CHARGES were $1.6 billion, $1.9 billion and $2.1 billion for the years ended December 31, 2022, 2021 and 2020, respectively. The decrease was primarily due to lower average borrowings balances, partially offset by a lower allocation of interest expense to discontinued operations. Inclusive of interest expense in discontinued operations, total interest and other financial charges were $1.7 billion, $2.5 billion and $3.0 billion for the years ended December 31, 2022, 2021 and 2020, respectively. The primary components of interest and other financial charges are interest on short- and long-term borrowings.

DEBT EXTINGUISHMENT COSTS were $0.5 billion, $6.5 billion and $0.3 billion for the years ended December 31, 2022, 2021 and 2020, respectively. During 2022, we executed a debt tender in the fourth quarter and incurred debt extinguishment costs of $0.5 billion in the same quarter. The majority of these costs relate to the present value of accelerating future interest payments associated with the debt. As a result of these actions, we expect lower interest expense going forward.

POSTRETIREMENT BENEFIT PLANS. Refer to Note 13 for information about our pension and retiree benefit plans.

INCOME TAXES		2022		2021		2020
Effective tax rate (ETR)		33.7 %		7.8 %		(8.2)%
Provision (benefit) for income taxes	$	476	$	(286)	$	(487)
Cash income taxes paid(a)	$	1,128	$	1,330	$	1,291

(a) Included taxes paid related to discontinued operations.

For the year ended December 31, 2022, the income tax rate was 33.7% compared to 7.8% for the year ended December 31, 2021. The tax rate for 2022 reflects tax expense on pre-tax income. The tax rate for 2021 reflects a tax benefit on a pre-tax loss.

The provision (benefit) for income taxes was $0.5 billion and $(0.3) billion for the years ended December 31, 2022 and 2021, respectively. The increase in tax was primarily due to a decrease in tax benefit associated with lower debt extinguishment costs ($0.4 billion), the nonrecurrence of tax benefits associated with internal restructurings to recognize deductible stock and loan losses in excess of the amount offsetting AerCap and Baker Hughes tax in 2021 ($0.2 billion) and the increase in pre-tax income excluding debt extinguishment and the net gains in 2022 on our interests in AerCap and Baker Hughes ($0.2 billion). There was an insignificant tax effect on the net gains in AerCap and Baker Hughes in both periods because of available capital losses.

For the year ended December 31, 2022, the adjusted income tax rate* was 21.6% compared to 20.2% for the year ended December 31, 2021. The adjusted income tax rate* increased primarily due to larger non-U.S. losses without a tax benefit.

Absent additional taxes on global income enacted as part of the Tax Cuts and Jobs Act of 2017 (U.S. tax reform) and non-U.S. losses without a tax benefit, our consolidated income tax provision is generally reduced because of the benefits of lower-taxed global operations as certain non-U.S. income is subject to local country tax rates that are below the U.S. statutory tax rate.

*Non-GAAP Financial Measure

The rate of tax on our profitable non-U.S. earnings is below the U.S. statutory tax rate because we have significant business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate and because GE funds certain non-U.S. operations through foreign companies that are subject to low foreign taxes. Most of these earnings have been reinvested in active non-U.S. business operations. Given U.S. tax reform, substantially all of our net prior unrepatriated earnings were subject to U.S. tax and accordingly we generally expect to have the ability to repatriate available non-U.S. cash without additional U.S. federal tax cost and any foreign withholding taxes on a repatriation to the U.S. would potentially be partially offset by a U.S. foreign tax credit. We reassess reinvestment of earnings on an ongoing basis. In 2022, in connection with the execution of the Company's plans to prepare for the spin-off of GE HealthCare, we incurred $0.1 billion of tax due to repatriation of previously reinvested earnings.

A substantial portion of the benefit for lower-taxed non-U.S. earnings related to business operations subject to tax in countries where the tax on that income is lower than the U.S. statutory rate is derived from our Aerospace operations located in Singapore where the earnings are primarily taxed at a rate of 8% and our Power operations located in Switzerland where the earnings are taxed at between 17.4% and 18.6%.

The rate of tax on non-U.S. operations is increased, however, because we have losses in foreign jurisdictions where it is not likely that the losses can be utilized and no tax benefit is provided for those losses. Non-U.S. losses also limit our ability to claim U.S. foreign tax credits on certain operations, further increasing the rate of tax on non-U.S. operations. In addition, as part of U.S. tax reform, the U.S. enacted a tax on "base eroding" payments from the U.S. We have taken restructuring actions to mitigate the impact from this provision. The U.S. also enacted a minimum tax on foreign earnings (global intangible low tax income). Because we have tangible assets outside the U.S. and pay significant foreign taxes, we generally do not expect a significant increase in tax liability from this U.S. tax on foreign earnings. Overall, these enacted provisions increase the rate of tax on our non-U.S. operations.

(BENEFIT)/EXPENSE FROM GLOBAL OPERATIONS		2022		2021		2020
Foreign tax rate difference on non-U.S. earnings	$	44	$	137	$	(104)
Audit resolutions		(23)		(81)		(129)
Other		321		99		186
Total (benefit)/expense	$	342	$	155	$	(47)

For the year ended December 31, 2022, the increase in expense from global operations compared to 2021 reflects larger non-U.S. losses without a tax benefit and the impact of revaluing deferred taxes as a result of tax law changes.

A more detailed analysis of differences between the U.S. federal statutory rate and the consolidated effective rate, as well as other information about our income tax provisions, is provided in the Critical Accounting Estimates section and Note 15.

RESEARCH AND DEVELOPMENT. We conduct research and development (R&D) activities to continually enhance our existing products and services, develop new products and services to meet our customers' changing needs and requirements, and address new market opportunities. In addition to funding R&D internally, we also receive funding externally from our customers and partners, which contributes to the overall R&D for the company.

	GE funded				Customer and Partner funded(b)				Total R&D			
	2022		2021	2020	2022		2021	2020	2022		2021	2020
Aerospace	$ 806	$	664 $	707 $	1,160 $		972 $	1,090 $	1,965 $		1,637 $	1,797
Renewable Energy	519		546	466	22		15	19	540		561	485
Power	299		294	317	83		34	13	383		329	330
HealthCare	1,026		816	845	29		32	27	1,056		847	872
Corporate(a)	163		177	231	135		134	106	297		311	336
Total	$ 2,813	(c) $	2,497 $	2,565 $	1,429 $		1,187 $	1,255 $	4,242 $		3,685 $	3,820

(a) Includes Global Research Center and Digital business.
(b) Customer funded is principally U.S. Government funded in our Aerospace segment.
(c) 2022 expense excludes $166 million of costs offset by funding from government grants and incentives.

DISCONTINUED OPERATIONS primarily comprise our GE Capital Aviation Services (GECAS) business, discontinued in 2021, our mortgage portfolio in Poland, and other trailing assets and liabilities associated with prior dispositions. Results of operations, financial position and cash flows for these businesses are reported as discontinued operations for all periods presented and the notes to the financial statements have been adjusted on a retrospective basis. See Note 2 for further information regarding our businesses in discontinued operations.

CAPITAL RESOURCES AND LIQUIDITY

FINANCIAL POLICY. We intend to maintain a disciplined financial policy with a sustainable investment-grade long-term credit rating. In the fourth quarter of 2021, the Company announced plans to form three industry-leading, global, investment-grade companies, each of which will determine their own financial policies, including capital allocation, dividend, mergers and acquisitions and share buyback decisions.

LIQUIDITY POLICY. We maintain a strong focus on liquidity and define our liquidity risk tolerance based on sources and uses to maintain a sufficient liquidity position to meet our business needs and financial obligations under both normal and stressed conditions. We believe that our consolidated liquidity and availability under our revolving credit facilities will be sufficient to meet our liquidity needs.

CONSOLIDATED LIQUIDITY. Our primary sources of liquidity consist of cash and cash equivalents, free cash flows* from our operating businesses, cash generated from asset sales and dispositions, and short-term borrowing facilities, including revolving credit facilities. Cash generation can be subject to variability based on many factors, including seasonality, receipt of down payments on large equipment orders, timing of billings on long-term contracts, timing of Aerospace-related customer allowances, market conditions and our ability to execute dispositions. Total cash, cash equivalents and restricted cash was $17.3 billion at December 31, 2022, of which $11.7 billion was held in the U.S. and $5.5 billion was held outside the U.S.

Cash held in non-U.S. entities has generally been reinvested in active foreign business operations; however, substantially all of our unrepatriated earnings were subject to U.S. federal tax and, if there is a change in reinvestment, we would expect to be able to repatriate available cash (excluding amounts held in countries with currency controls) without additional federal tax cost. Any foreign withholding tax on a repatriation to the U.S. would potentially be partially offset by a U.S. foreign tax credit. With regards to our announcement to form three public companies, the planning for and execution of the separations has impacted and is expected to continue to impact indefinite reinvestment. The impact of such changes will be recorded when there is a specific change in ability and intent to reinvest earnings.

Cash, cash equivalents and restricted cash at December 31, 2022 included $2.4 billion of cash held in countries with currency control restrictions (including a total of $0.1 billion in Russia and Ukraine) and $0.7 billion of restricted use cash. Cash held in countries with currency controls represents amounts held in countries that may restrict the transfer of funds to the U.S. or limit our ability to transfer funds to the U.S. without incurring substantial costs. Restricted use cash represents amounts that are not available to fund operations, and primarily comprised funds restricted in connection with certain ongoing litigation matters. Excluded from cash, cash equivalents and restricted cash was $0.6 billion of cash in our run-off Insurance business, which was classified as All other assets in the Statement of Financial Position.

In connection with the program we launched in 2020 to fully monetize our Baker Hughes position over approximately three years, we received proceeds of $4.7 billion in 2022. In addition, we expect to fully monetize our stake in AerCap over time.

Following approval of a statutory permitted accounting practice in 2018 by our primary insurance regulator, the Kansas Insurance Department (KID), we provided a total of $11.4 billion of capital contributions to our insurance subsidiaries, including $2.0 billion in the first quarter of 2022. We expect to provide further capital contributions of approximately $3.6 billion through 2024 (of which approximately $1.8 billion is expected to be contributed in the first quarter of 2023, pending completion of our December 31, 2022 statutory reporting process). See Note 12 for further information.

On March 6, 2022, the Board of Directors authorized the repurchase of up to $3 billion of our common stock. In connection with this authorization, we repurchased 13 million shares for a total of $1.0 billion for the year ended December 31, 2022.

BORROWINGS. Consolidated total borrowings were $32.4 billion and $35.2 billion at December 31, 2022 and 2021, respectively, a decrease of $2.8 billion. The reduction in borrowings was driven by $10.1 billion of net maturities and repayments of debt including a $6.4 billion debt tender completed in the fourth quarter of 2022, and $1.0 billion primarily related to changes in foreign exchange rates, partially offset by $8.3 billion issued by GE HealthCare in the fourth quarter of 2022.

We have in place committed revolving credit facilities totaling $14.4 billion at December 31, 2022, comprising a $10.0 billion unused back-up revolving syndicated credit facility and a total of $4.4 billion of bilateral revolving credit facilities.

GE HealthCare Actions. In the fourth quarter of 2022, as part of the financing for the planned spin-off, GE HealthCare issued a total of $8.3 billion in aggregate principal amount of senior unsecured debt. These notes are obligations of GE HealthCare and were guaranteed by GE until the completion of the spin-off on January 3, 2023. These notes remained with GE HealthCare at the spin-off on January 3, 2023. See Note 10 for further information.

Also in the fourth quarter of 2022, in connection with the planned spin-off, GE HealthCare entered into three new credit facilities totaling $5.5 billion. These credit facilities consist of a five-year senior unsecured revolving credit facility in an aggregate committed amount of $2.5 billion; a 364-day senior unsecured revolving facility in an aggregate committed amount of $1.0 billion; and a three-year senior unsecured term loan credit facility in an aggregate principal amount of $2.0 billion. These credit facilities remained with GE HealthCare at the spin-off on January 3, 2023.

GE Liability Management Actions. In the fourth quarter of 2022, GE used the majority of the proceeds from the senior unsecured debt issued by GE HealthCare to complete a debt tender to repurchase a total of $6.4 billion of debt issued by GE or certain affiliates (and assumed or guaranteed by GE). In doing so, we incurred debt extinguishment costs of $0.5 billion, resulting in an aggregate purchase price of $7.0 billion. See Note 10 for further information.

*Non-GAAP Financial Measure

CREDIT RATINGS AND CONDITIONS. We have relied, and may continue to rely, on the short- and long-term debt capital markets to fund, among other things, a significant portion of our operations. The cost and availability of debt financing is influenced by our credit ratings. Moody's Investors Service (Moody's), Standard and Poor's Global Ratings (S&P), and Fitch Ratings (Fitch) currently issue ratings on our short- and long-term debt. Our credit ratings as of the date of this filing are set forth in the table below.

	Moody's	S&P	Fitch
Outlook	Negative	Stable	Stable
Short term	P-2	A-2	F2
Long term	Baa1	BBB+	BBB

We are disclosing our credit ratings and any current quarter updates to these ratings to enhance understanding of our sources of liquidity and the effects of our ratings on our costs of funds and access to liquidity. Our ratings may be subject to a revision or withdrawal at any time by the assigning rating organization, and each rating should be evaluated independently of any other rating. In connection with the planned spin-off of GE HealthCare, rating agencies reviewed ratings for GE. In the fourth quarter of 2022, Moody's and Fitch reaffirmed their ratings for GE, and S&P announced that it changed its outlook for GE from Credit Watch Negative to Stable. For a description of some of the potential consequences of a reduction in our credit ratings, see the Financial Risks section of Risk Factors.

Substantially all of the Company's debt agreements in place at December 31, 2022 do not contain material credit rating covenants. Our unused back-up revolving syndicated credit facility and certain of our bilateral revolving credit facilities contain a customary net debt-to-EBITDA financial covenant, which we satisfied at December 31, 2022.

The Company may from time to time enter into agreements that contain minimum ratings requirements. The following table provides a summary of the maximum estimated liquidity impact in the event of further downgrades below each stated ratings level.

Triggers Below	December 31, 2022
BBB+/A-2/P-2	$ 69
BBB/A-3/P-3	266
BBB-	1,427
BB+ and below	610

Our most significant contractual ratings requirements are related to ordinary course commercial activities. The timing within the quarter of the potential liquidity impact of these areas may differ, as can the remedies to resolving any potential breaches of required ratings levels.

FOREIGN EXCHANGE AND INTEREST RATE RISK. As a result of our global operations, we generate and incur a significant portion of our revenues and expenses in currencies other than the U.S. dollar. Such principal currencies include the euro, the Chinese renminbi, the Indian rupee and the British pound sterling, among others. The effects of foreign currency fluctuations on earnings was less than $0.1 billion for each of the years ended December 31, 2022, 2021 and 2020. See Note 22 for further information about our risk exposures, our use of derivatives, and the effects of this activity on our financial statements.

Exchange rate and interest rate risks are managed with a variety of techniques, including selective use of derivatives. We apply policies to manage each of these risks, including prohibitions on speculative activities. It is our policy to minimize currency exposures and to conduct operations either within functional currencies or using the protection of hedge strategies. To assess exposure to interest rate risk, we apply a +/- 100 basis points change in interest rates and keep that in place for the next 12 months. To assess exposure to currency risk of assets and liabilities denominated in other than their functional currencies, we evaluated the effect of a 10% shift in exchange rates against the U.S. dollar (USD). The analyses indicated that our 2022 consolidated net earnings would decline by less than $0.1 billion for interest rate risk and for foreign exchange risk.

LIBOR REFORM. In connection with the transition away from the use of the London interbank offered rate (LIBOR) as an interest rate benchmark, the ICE Benchmark Administration Limited (IBA) plans to cease the remaining USD LIBOR settings immediately following the LIBOR publication on June 30, 2023. The Company's most significant exposures to LIBOR relate to preferred stock and certain floating-rate debt securities issued by the Company, which use USD LIBOR. Such preferred stock and floating rate debt are governed by New York law. On December 16, 2022, the Federal Reserve Board adopted a final rule that implements the Adjustable Interest Rate (LIBOR) Act by identifying benchmark rates based on SOFR (Secured Overnight Financing Rate) that will replace LIBOR in certain financial contracts after June 30, 2023. We are in the process of managing the transition, and any financial impact will be accounted for under Accounting Standards Update (ASU) 2020-04, *Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting*.

STATEMENT OF CASH FLOWS

CASH FLOWS FROM CONTINUING OPERATIONS. The most significant source of cash in CFOA is customer-related activities, the largest of which is collecting cash resulting from equipment or services sales. The most significant operating use of cash is to pay our suppliers, employees, tax authorities, and post retirement plans. GE measures itself on a free cash flows* basis. This metric includes CFOA plus investments in property, plant and equipment and additions to internal-use software; this metric excludes any cash received from dispositions of property, plant and equipment. We believe that investors may also find it useful to compare free cash flows* performance without the effects of cash flows for taxes related to business sales, contributions to the GE Pension Plan, discontinued factoring programs, operating activities related to our run-off Insurance business, separation cash expenditures, Corporate restructuring cash expenditures (associated with the separation-related program announced in October 2022) and eliminations related to our receivables factoring and supply chain finance programs. We believe this measure will better allow management and investors to evaluate the capacity of our operations to generate free cash flows*.

CFOA (GAAP) AND FREE CASH FLOWS (FCF) BY SEGMENT (NON-GAAP)

For the year ended December 31, 2022	Aerospace	Renewable Energy	Power	HealthCare	Corporate	Total
CFOA (GAAP)	$ 5,514	$ (1,759)	$ 2,078	$ 2,435	$ (2,404)	$ 5,864
Less: Insurance CFOA	—	—	—	—	136	136
CFOA excl. Insurance (Non-GAAP)	$ 5,514	$ (1,759)	$ 2,078	$ 2,435	$ (2,540)	$ 5,728
Add: gross additions to property, plant and equipment	(543)	(275)	(210)	(310)	(34)	(1,371)
Add: gross additions to internal-use software	(81)	(7)	(18)	—	(7)	(113)
Less: separation cash expenditures	—	—	—	—	(261)	(261)
Less: Corporate restructuring cash expenditures	—	—	—	—	(38)	(38)
Less: taxes related to business sales	—	—	—	—	(214)	(214)
Free cash flows (Non-GAAP)	$ 4,890	$ (2,040)	$ 1,850	$ 2,125	$ (2,068)	$ 4,758

For the year ended December 31, 2021	Aerospace	Renewable Energy	Power	HealthCare	Corporate	Total
CFOA (GAAP)	$ 2,815	$ (1,576)	$ 24	$ 1,471	$ (1,846)	$ 888
Less: Insurance CFOA	—	—	—	—	86	86
CFOA excl. Insurance (Non-GAAP)	$ 2,815	$ (1,576)	$ 24	$ 1,471	$ (1,933)	$ 802
Add: gross additions to property, plant and equipment	(445)	(349)	(189)	(242)	(25)	(1,250)
Add: gross additions to internal-use software	(61)	(9)	(23)	(6)	(13)	(111)
Less: CFOA impact from factoring programs discontinued in 2021	(2,006)	(539)	(1,117)	(1,481)	35	(5,108)
Less: CFOA impact from receivables factoring and supply chain finance eliminations	—	—	—	—	2,666	2,666
Less: taxes related to business sales	—	—	—	—	(6)	(6)
Free cash flows (Non-GAAP)	$ 4,315	$ (1,395)	$ 929	$ 2,705	$ (4,665)	$ 1,889

Cash from operating activities was $5.9 billion in 2022, an increase of $5.0 billion compared to 2021, primarily due to: a decrease in financial services-related cash collateral paid net of settlements on interest rate derivative contracts of $1.0 billion, which is a standard market practice to minimize derivative counterparty exposures; an increase in net income (after adjusting for amortization of intangible assets, non-cash losses related to our interests in AerCap and Baker Hughes and non-operating debt extinguishment costs) primarily in our Aerospace business; an increase in cash from working capital of $2.3 billion; and an increase in cash from All other operating activities of $2.5 billion. The components of All other operating activities were as follows:

Years ended December 31	2022	2021
Increase (decrease) in Aerospace-related customer allowance accruals	$ 47	$ 514
Net interest and other financial charges/(cash paid)	45	(695)
Increase (decrease) in employee benefit liabilities	270	(64)
Net restructuring and other charges/(cash expenditures)	192	(15)
Decrease in factoring related liabilities	(26)	(480)
Cash settlement of Alstom legacy legal matter	—	(175)
Increase (decrease) in product warranty liabilities	262	(163)
Other	370	(239)
All other operating activities	$ 1,160	$ (1,317)

*Non-GAAP Financial Measure

The cash impacts from changes in working capital compared to prior year were as follows: current receivables of $(2.8) billion, driven by higher volume partially offset by the impact of decreases in sales of receivables to third parties in 2021; inventories, including deferred inventory, of $(1.6) billion, driven by higher material purchases partially offset by higher liquidations; current contract assets of $0.4 billion, driven by higher billings on our long-term service agreements, partially offset by net favorable changes in estimated profitability; accounts payable and equipment project payables of $2.8 billion, driven by higher volume and lower disbursements related to purchases of materials in prior periods; and progress collections and current deferred income of $3.5 billion, driven by lower liquidations and higher collections, including $0.6 billion of increased customer collections on equipment orders to support production at our Aerospace business.

Cash from investing activities was $1.8 billion in 2022, a decrease of $21.9 billion compared to 2021, primarily due to: non-recurrence of sale proceeds of $22.4 billion from the combination of our GECAS business with AerCap in 2021; cash paid related to net settlements between our continuing operations and businesses in discontinued operations of $0.3 billion in 2022, primarily related to a capital contribution to Bank BPH, as compared to cash received of $1.6 billion in 2021, primarily from our GECAS business (both components of All other investing activities); partially offset by non-recurrence of the acquisition of BK Medical by our HealthCare business of $1.5 billion in 2021; an increase in proceeds of $0.6 billion from the sales of our retained ownership interest in Baker Hughes and a decrease in net purchases of insurance investment securities of $0.4 billion. Cash used for additions to property, plant and equipment and internal-use software, which are components of free cash flows*, was $1.5 billion in 2022 and $1.4 billion in 2021.

Cash used for financing activities was $5.6 billion in 2022, a decrease of $39.7 billion compared to 2021, primarily due to: lower cash paid to repurchase long-term debt of $32.3 billion; GE HealthCare's long-term debt issuance in connection with the spin-off of $8.3 billion and lower other net debt maturities of $0.9 billion; partially offset by an increase in purchases of GE common stock for treasury of $0.9 billion, the settlement of Concept Laser GmbH's interest in an Aerospace technology joint venture of $0.2 billion and higher cash paid on derivatives hedging foreign currency debt of $0.2 billion (both components of All other financing activities). We paid cash to repurchase long-term debt of $6.9 billion and $39.2 billion, including cash received of $0.3 billion and cash paid of $7.2 billion related to debt extinguishment costs, excluding a non-cash debt basis adjustment of $(0.8) billion and $0.6 billion in 2022 and 2021, respectively.

CASH FLOWS FROM DISCONTINUED OPERATIONS. Cash from investing activities in 2022 was primarily due to a capital contribution to Bank BPH from continuing operations. Cash from operating activities and cash used for investing activities in 2021 was primarily due to cash generated from earnings in our GECAS business and net settlements from GECAS to continuing operations, respectively.

SUPPLY CHAIN FINANCE PROGRAMS. We facilitate voluntary supply chain finance programs with third parties, which provide participating suppliers the opportunity to sell their GE receivables to third parties at the sole discretion of both the suppliers and the third parties. At December 31, 2022 and 2021, included in accounts payable was $4.1 billion and $3.4 billion, respectively, of supplier invoices that are subject to the third-party programs. Total supplier invoices paid through these third-party programs were $7.6 billion and $6.9 billion for the years ended December 31, 2022 and 2021, respectively. See Note 11 for further information.

CRITICAL ACCOUNTING ESTIMATES. Accounting estimates and assumptions discussed in this section are those that we consider to be the most critical to an understanding of our financial statements because they involve significant judgments and uncertainties. Actual results in these areas could differ from management's estimates. See Note 1 for further information on our most significant accounting policies.

REVENUE RECOGNITION ON LONG-TERM SERVICES AGREEMENTS. We have long-term service agreements with our customers predominately within our Power and Aerospace segments that require us to maintain the customers' assets over the contract terms, which generally range from 5 to 25 years. However, contract modifications that extend or revise contracts are not uncommon. We recognize revenue as we perform under the arrangements using the percentage of completion method which is based on our costs incurred to date relative to our estimate of total expected costs. This requires us to make estimates of customer payments expected to be received over the contract term as well as the costs to perform required maintenance services.

Customers generally pay us based on the utilization of the asset (per hour of usage for example) or upon the occurrence of a major event within the contract such as an overhaul. As a result, a significant estimate in determining expected revenues of a contract is estimating how customers will utilize their assets over the term of the agreement. The estimate of utilization, which can change over the contract life, impacts both the amount of customer payments we expect to receive and our estimate of future contract costs. Customers' asset utilization will influence the timing and extent of overhauls and other service events over the life of the contract. We generally use a combination of both historical utilization trends as well as forward-looking information such as market conditions and potential asset retirements in developing our revenue estimates.

To develop our cost estimates, we consider the timing and extent of future maintenance and overhaul events, including the amount and cost of labor, spare parts and other resources required to perform the services. In developing our cost estimates, we utilize a combination of our historical cost experience and expected cost improvements. Cost improvements are only included in future cost estimates after savings have been observed in actual results or proven effective through an extensive regulatory or engineering approval process.

*Non-GAAP Financial Measure

We routinely review estimates under long-term service agreements and regularly revise them to adjust for changes in outlook. These revisions are based on objectively verifiable information that is available at the time of the review. Contract modifications that change the rights and obligations, as well as the nature, timing and extent of future cash flows, are evaluated for potential price concessions, contract asset impairments and significant financing to determine if adjustments of earnings are required before effectively accounting for a modified contract as a new contract.

We regularly assess expected billings adjustments and customer credit risk inherent in the carrying amounts of receivables and contract assets, including the risk that contractual penalties may not be sufficient to offset our accumulated investment in the event of customer termination. We gain insight into future utilization and cost trends, as well as credit risk, through our knowledge of the installed base of equipment and fleet management strategies through close interaction with our customers that comes with supplying critical services and parts over extended periods. Revisions may affect a long-term services agreement's total estimated profitability resulting in an adjustment of earnings.

On December 31, 2022, our net long-term service agreements balance of $(0.7) billion represents approximately (0.3)% of our total estimated life of contract billings of $202.2 billion. Our contracts (on average) are approximately 18.7% complete based on costs incurred to date and our estimate of future costs. Revisions to our estimates of future billings or costs that increase or decrease total estimated contract profitability by one percentage point would increase or decrease the long-term service agreements balance by $0.4 billion. Billings collected on these contracts were $11.7 billion and $10.0 billion during the years ended December 31, 2022 and 2021, respectively. See Notes 1 and 8 for further information.

IMPAIRMENT OF GOODWILL AND OTHER IDENTIFIED INTANGIBLE ASSETS. We perform our annual goodwill impairment testing in the fourth quarter. In assessing the possibility that a reporting unit's fair value has been reduced below its carrying amount due to the occurrence of events or circumstances between annual impairment testing dates, we consider all available evidence, including (i) the results of our impairment testing from the most recent testing date (in particular, the magnitude of the excess of fair value over carrying value observed), (ii) downward revisions to internal forecasts, decreases in market multiples (and the magnitude thereof) or changes to interest rates, if any, and (iii) declines in market capitalization below book value (and the magnitude and duration of those declines), if any.

We determine fair value for each of the reporting units using the market approach, when available and appropriate, or the income approach, or a combination of both. We assess the valuation methodology based upon the relevance and availability of the data at the time we perform the valuation. If multiple valuation methodologies are used, the results are weighted appropriately.

Valuations using the market approach are derived from metrics of publicly traded companies or historically completed transactions of comparable businesses. The selection of comparable businesses is based on the markets in which the reporting units operate giving consideration to risk profiles, size, geography, and diversity of products and services. A market approach is limited to reporting units for which there are publicly traded companies that have characteristics similar to our businesses.

Under the income approach, fair value is determined based on the present value of estimated future cash flows, discounted at an appropriate risk-adjusted rate. We use our internal forecasts to estimate future cash flows and include an estimate of long-term future growth rates based on our most recent views of the long-term outlook for each business. We derive our discount rates using a capital asset pricing model and analyzing published rates for industries relevant to our reporting units to estimate the cost of equity financing. We use discount rates that are commensurate with the risks and uncertainty inherent in the respective businesses and in our internally developed forecasts. Discount rates used in our annual reporting unit valuations ranged from 11% to 21%.

Estimating the fair value of reporting units requires the use of significant judgments that are based on a number of factors including actual operating results, internal forecasts, market observable pricing multiples of similar businesses and comparable transactions, possible control premiums, determining the appropriate discount rate and long-term growth rate assumptions, and, if multiple approaches are being used, determining the appropriate weighting applied to each approach. It is reasonably possible that the judgments and estimates described above could change in future periods.

We review identified intangible assets with defined useful lives and subject to amortization for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Determining whether an impairment loss has occurred requires the use of our internal forecast to estimate future cash flows and the useful life over which these cash flows will occur. To determine fair value, we use our internal cash flow estimates discounted at an appropriate discount rate. See Notes 1 and 7 for further information.

INSURANCE AND INVESTMENT CONTRACTS. Refer to the Other Items - Insurance section for further discussion of the accounting estimates and assumptions in our insurance reserves and their sensitivity to change. See Notes 1 and 12 for further information.

PENSION ASSUMPTIONS. Refer to Note 13 for our accounting estimates and assumptions related to our postretirement benefit plans.

INCOME TAXES. Our annual tax rate is based on our income, statutory tax rates and tax planning opportunities available to us in the various jurisdictions in which we operate. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining our tax expense and in evaluating our tax positions, including evaluating uncertainties. We review our tax positions quarterly and adjust the balances as new information becomes available. Our income tax rate is significantly affected by the tax rate on our global operations. In addition to local country tax laws and regulations, this rate can depend on the extent earnings are indefinitely reinvested outside the U.S. Historically U.S. taxes were due upon repatriation of foreign earnings. Due to the enactment of U.S. tax reform in 2017, repatriations of available cash from foreign earnings are expected to be free of U.S. federal income tax but may incur withholding or state taxes. Indefinite reinvestment is determined by management's judgment about and intentions concerning the future operations of the Company. Most of these earnings have been reinvested in active non-U.S. business operations. We reassess reinvestment of earnings on an ongoing basis. In 2022, in connection with the execution of the Company's plans to prepare for the spin-off of GE HealthCare, we incurred $0.1 billion of tax due to repatriation of previously reinvested earnings.

We evaluate the recoverability of deferred income tax assets by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies, which heavily rely on estimates. We use our historical experience and our short- and long-range business forecasts to provide insight. Further, our global and diversified business portfolio gives us the opportunity to employ various prudent and feasible tax planning strategies to facilitate the recoverability of future deductions. Amounts recorded for deferred tax assets related to non-U.S. net operating losses, net of valuation allowances, were $1.3 billion and $1.5 billion at December 31, 2022 and 2021, respectively. Of this, $0.1 billion at both December 31, 2022 and 2021, were associated with losses reported in discontinued operations, primarily related to our legacy financial services businesses. See Other Consolidated Information – Income Taxes section and Notes 1 and 15 for further information.

LOSS CONTINGENCIES. Loss contingencies are existing conditions, situations or circumstances involving uncertainty as to possible loss that will ultimately be resolved when future events occur or fail to occur. Such contingencies include, but are not limited to, environmental obligations, litigation, regulatory investigations and proceedings, product quality and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. However, the likelihood of a loss with respect to a particular contingency is often difficult to predict and determining a meaningful estimate of the loss or a range of loss may not be practicable based on the information available and the potential effect of future events and negotiations with or decisions by third parties that will determine the ultimate resolution of the contingency. Moreover, it is not uncommon for such matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated to determine both the likelihood of potential loss and whether it is possible to reasonably estimate a range of possible loss. Disclosure is provided for material loss contingencies when a loss is probable but a reasonable estimate cannot be made, and when it is reasonably possible that a loss will be incurred or the amount of a loss will exceed the recorded provision. We regularly review contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. See Note 24 for further information.

OTHER ITEMS
INSURANCE. The run-off insurance operations of North American Life and Health (NALH) primarily include Employers Reassurance Corporation (ERAC) and Union Fidelity Life Insurance Company (UFLIC). ERAC primarily assumes long-term care insurance and life insurance from numerous cedents under various types of reinsurance treaties and stopped accepting new policies after 2008. UFLIC primarily assumes long-term care insurance, structured settlement annuities with and without life contingencies and variable annuities from Genworth Financial Inc. (Genworth) and has been closed to new business since 2004. Our run-off insurance liabilities and annuity benefits primarily comprise a liability for future policy benefits for those insurance contract claims not yet incurred and claim reserves for claims that have been incurred. We regularly monitor emerging experience in our run-off insurance operations and industry developments to identify trends that may help us refine our reserve assumptions.

Key Portfolio Characteristics
Long-term care insurance contracts. The long-term care insurance contracts we reinsure provide coverage at varying levels of benefits to policyholders and may include attributes (e.g., lifetime benefit periods, inflation protection options, and joint life policies) that could result in claimants being on claim for longer periods or at higher daily claim costs, or alternatively limiting the premium paying period, compared to contracts with a lower level of benefits.

Presented in the table below are GAAP and statutory reserve balances and key attributes of our long-term care insurance portfolio.

December 31, 2022	ERAC	UFLIC	Total
Gross GAAP future policy benefit reserves and claim reserves	$ 16,844	$ 5,109	$ 21,953
Gross statutory future policy benefit reserves and claim reserves(a)	24,670	6,354	31,024
Number of policies in force	181,700	52,600	234,300
Number of covered lives in force	241,500	52,600	294,100
Average policyholder attained age	77	84	79
Gross GAAP future policy benefit reserve per policy (in actual dollars)	$ 78,600	$ 58,800	$ 74,100
Gross GAAP future policy benefit reserve per covered life (in actual dollars)	59,100	58,800	59,100
Gross statutory future policy benefit reserve per policy (in actual dollars)(a)	120,300	79,800	111,200
Gross statutory future policy benefit reserve per covered life (in actual dollars)(a)	90,500	79,800	88,600
Percentage of policies with:			
Lifetime benefit period	69 %	32 %	61 %
Inflation protection option	80 %	91 %	83 %
Joint lives	33 %	— %	26 %
Percentage of policies that are premium paying	69 %	75 %	70 %
Policies on claim	9,700	8,200	17,900

(a) Statutory balances reflect recognition of the estimated remaining statutory increase in reserves of approximately $1.8 billion through 2023 under the permitted accounting practice discussed further in Note 12.

Structured settlement annuities and life insurance contracts. We reinsure approximately 26,000 structured settlement annuities with an average attained age of 55. These structured settlement annuities were primarily underwritten on impaired lives (i.e., shorter-than-average life expectancies) at origination and have projected payments extending decades into the future. Our primary risks associated with these contracts include mortality (i.e., life expectancy or longevity), mortality improvement (i.e., assumed rate that mortality is expected to reduce over time), which may extend the duration of payments on life contingent contracts beyond our estimates, and reinvestment risk (i.e., a low interest rate environment may reduce our ability to achieve our targeted investment margins). Unlike long-term care insurance, structured settlement annuities offer no ability to require additional premiums or reduce benefits.

Our life reinsurance business typically covers the mortality risk associated with various types of life insurance policies that we reinsure from approximately 150 ceding company relationships where we pay a benefit based on the death of a covered life. As of December 31, 2022, across our U.S. and Canadian life insurance blocks, we reinsure approximately $59 billion of net amount at risk (i.e., difference between the death benefit and any accrued cash value) from approximately 1.4 million policies with an average attained age of 61. In 2022, our incurred claims were approximately $0.5 billion with an average individual claim of approximately $46,000. The covered products primarily include permanent life insurance and 20- and 30-year level term insurance. We anticipate a significant portion of the 20-year level term policies, which represent approximately 17% of the net amount of risk, to lapse through 2024 as the policies reach the end of their 20-year level premium period.

Critical Accounting Estimates. Our insurance reserves include the following key accounting estimates and assumptions described below.

Future policy benefit reserves. Future policy benefit reserves represent the present value of future policy benefits less the present value of future gross premiums based on actuarial assumptions including, but not limited to, those discussed in Premium Deficiency Testing below. Assumptions are locked-in throughout the remaining life of a contract unless a premium deficiency develops.

Claim reserves. Claim reserves are established when a claim is incurred and represents our best estimate of the present value of the ultimate obligations for future claim payments and claim adjustment expenses. Key inputs include actual known facts about the claim, such as the benefits available and cause of disability of the claimant, as well as assumptions derived from our actual historical experience and expected future changes in experience factors. Claim reserves are evaluated periodically for potential changes in loss estimates with the support of qualified actuaries, and any changes are recorded in earnings in the period in which they are determined.

Premium Deficiency Testing. We annually perform premium deficiency testing in the third quarter in the aggregate across our run-off insurance portfolio. The premium deficiency testing assesses the adequacy of future policy benefit reserves, net of unamortized capitalized acquisition costs, using current assumptions without provision for adverse deviation. A comprehensive review of premium deficiency assumptions is a complex process and depends on a number of factors, many of which are interdependent and require evaluation individually and in the aggregate across all insurance products. The vast majority of our run-off insurance operations consists of reinsurance from multiple ceding insurance entities pursuant to treaties having complex terms and conditions. Premium deficiency testing relies on claim and policy information provided by these ceding entities and considers the reinsurance treaties and underlying policies. In order to utilize that information for purposes of completing experience studies covering all key assumptions, we perform detailed procedures to conform and validate the data received from the ceding entities. Our long-term care insurance business includes coverage where credible claim experience for higher attained ages is still emerging, and to the extent future experience deviates from current expectations, new projections of claim costs extending over the expected life of the policies may be required. Significant uncertainties exist in making projections for these long-term care insurance contracts, which requires that we consider a wide range of possible outcomes.

The primary assumptions used in the premium deficiency tests include:

Morbidity. Morbidity assumptions used in estimating future policy benefit reserves are based on estimates of expected incidences of disability among policyholders and the costs associated with these policyholders asserting claims under their contracts, and these estimates account for any expected future morbidity improvement. For long-term care exposures, estimating expected future costs includes assessments of incidence (probability of a claim), utilization (amount of available benefits expected to be incurred) and continuance (how long the claim will last).

Rate of Change in Morbidity. Our annual premium deficiency testing incorporates our best estimates of projected future changes in the morbidity rates reflected in our base claim cost curves. These estimates draw upon a number of inputs, some of which are subjective, and all of which are interpreted and applied in the exercise of professional actuarial judgment in the context of the characteristics specific to our portfolios. This exercise of judgment considers factors such as the work performed by internal and external independent actuarial experts engaged to advise us in our annual testing, the observed actual experience in our portfolios measured against our base projections, industry developments, and other trends, including advances in the state of medical care and health-care technology development.

Mortality. Mortality assumptions used in estimating future policy benefit reserves are based on published mortality tables as adjusted for the results of our experience studies and estimates of expected future mortality improvement.

Discount rate. Interest rate assumptions used in estimating the present value of future policy benefit reserves are based on expected future investment yields, net of related investment expenses and expected defaults. In estimating future investment yields, we consider the actual yields on our current investment securities held by our run-off insurance operations and the future rates at which we expect to reinvest any proceeds from investment security maturities, net of other operating cash flows, and the projected future capital contributions into our run-off insurance operations.

Future long-term care premium rate increases. Long-term care insurance policies allow the issuing insurance entity to increase premiums, or alternatively allow the policyholder the option to decrease benefits, with approval by state regulators, should actual experience emerge worse than what was projected when such policies were initially underwritten. As a reinsurer, we rely upon the primary insurers that issued the underlying policies to file proposed premium rate increases on those policies with the relevant state insurance regulators. While we have no direct ability to seek or to institute such premium rate increases, we often collaborate with the primary insurers in accordance with reinsurance contractual terms to file proposed premium rate increases. The amount of times that rate increases have occurred varies by ceding company. We consider recent experience of rate increase filings made by our ceding companies along with state insurance regulatory processes and precedents in establishing our current expectations.

Terminations. Terminations refers to the rate at which the underlying policies are cancelled due to either mortality, lapse (non-payment of premiums by a policyholder), or, in the case of long-term care insurance, benefit exhaustion. Termination rate assumptions used in estimating the present value of future policy benefit reserves are based on the results of our experience studies and reflect actuarial judgment.

2022 Premium Deficiency Testing. We completed our annual premium deficiency testing in the aggregate across our run-off insurance portfolio in the third quarter of 2022. These procedures included updating certain experience studies since our last test completed in the third quarter of 2021, independent actuarial analysis (principally on long-term care insurance exposures) and review of industry benchmarks. Using updated assumptions, the 2022 premium deficiency testing results indicated a positive margin of about 10% of the related future policy benefit reserves recorded at September 30, 2022, or approximately equivalent to the 2021 premium deficiency testing results.

GAAP Reserve Sensitivities. The following table provides sensitivities with respect to the impact of changes of key assumptions underlying our 2022 premium deficiency testing, exclusive of the impacts of converting our long-term care insurance claim cost projection models to first principles models as the conversion remains incomplete at the time of our 2022 premium deficiency testing. Many of our assumptions are interdependent and require evaluation individually and in the aggregate across all insurance products. Small changes in the amounts used in the sensitivities could result in materially different outcomes from those reflected below.

	2021 assumption	2022 assumption	Hypothetical change in 2022 assumption	Estimated adverse impact to projected present value of future cash flows (In millions, pre-tax)
Long-term care insurance morbidity improvement	1.25% per year over 12 to 20 years	1.25% per year over 12 to 20 years	25 basis point reduction No morbidity improvement	$500 $2,500
Long-term care insurance morbidity	Based on company experience	Based on company experience	5% increase in dollar amount of paid claims	$900
Long-term care insurance mortality improvement	0.5% per year for 10 years with annual improvement graded to 0% over next 10 years	0.5% per year for 10 years with annual improvement graded to 0% over next 10 years	1.0% per year for 10 years with annual improvement graded to 0% over next 10 years	$400
Total terminations:				
Long-term care insurance mortality	Based on company experience	Based on company experience	Any change in termination assumptions that reduce total terminations by 10%	$900
Long-term care insurance lapse rate	Varies by block, attained age and benefit period; average 0.5% - 1.15%	Varies by block, attained age and benefit period; average 0.5% -1.15%		
Long-term care insurance benefit exhaustion	Based on company experience	Based on company experience		
Long-term care insurance future premium rate increases	Varies by block based on filing experience	Varies by block based on filing experience	25% adverse change in success rate on premium rate increase actions not yet approved	$200
Overall discount rate	6.15%	6.20%	25 basis point reduction	$700
Life insurance mortality	Based on company experience	Based on company experience	5% increase in mortality	$300

While higher assumed inflation, holding all other assumptions constant, would result in unfavorable impacts to the projected present value of future cash flows, it would be expected to be mitigated by a higher discount rate and more policies reaching contractual daily or monthly benefit caps.

Our run-off insurance subsidiaries are required to prepare statutory financial statements in accordance with statutory accounting practices. Statutory accounting practices are set forth by the National Association of Insurance Commissioners (NAIC) as well as state laws, regulation and general administrative rules and differ in certain respects from GAAP and would result in several of the sensitivities described in the table above being less impactful on our statutory reserves.

See Capital Resources and Liquidity, Other Items - New Accounting Standards and Notes 3 and 12 for further information related to our run-off insurance operations.

NEW ACCOUNTING STANDARDS. The Financial Accounting Standards Board issued new guidance on accounting for long-duration insurance contracts that is effective for our interim and annual periods beginning January 1, 2023 and applied retrospectively to January 1, 2021 (i.e., the transition date). We will adopt the new guidance using the modified retrospective transition method where permitted. We expect adoption of the new guidance will significantly change the accounting for measurements of our long-duration insurance liabilities and reinsurance recoverables and materially affect our consolidated financial statements and require changes to our actuarial, accounting and financial reporting processes, systems, and internal controls. The new guidance requires cash flow assumptions used in the measurement of various insurance liabilities to be reviewed at least annually and updated if actual experience or other evidence indicates previous assumptions warrant revision with any required changes recorded in earnings. These changes will result in the elimination of premium deficiency testing and shadow adjustments. Under the new guidance, the discount rate will be equivalent to the upper-medium grade (i.e., single A) fixed-income instrument yield reflecting the duration characteristics of our insurance liabilities and is required to be updated in each reporting period with changes recorded in Accumulated other comprehensive income (AOCI). As reinsurance recoverables are recognized in a manner consistent with the liabilities relating to the underlying reinsurance contracts, changes in reinsurance recoverables from updating the single A discount rate in each reporting period are also recognized in AOCI. The allowance for credit losses on reinsurance recoverables will continue to be based on the locked-in discount rate for purposes of assessing changes in each reporting period. As such, movements in the gross reinsurance recoverable balance resulting from changes in the single A discount rate will not impact the allowance for credit losses. Following the recapture transaction effective in the fourth quarter of 2022, as explained in Note 12, the remaining reinsurance recoverables are not material.

In conjunction with the adoption of the new guidance, we are in process of converting our long-term care insurance claim cost projection models to first principles models that are based on more granular assumptions of expected future experience and will facilitate the new guidance's requirements.

We currently estimate a decrease in Shareholders' equity at the transition date from adoption of the new guidance to be in an after-tax range of $7.0 billion to $8.0 billion, including approximately $5.5 billion to $6.0 billion in AOCI and $1.5 billion to $2.0 billion in Retained earnings. The decrease in AOCI is primarily attributable to remeasuring our insurance liabilities and reinsurance recoverables using the single A discount rate required under the new guidance, which is lower than our current locked-in discount rate, and the removal of shadow adjustments. The decrease in Retained earnings at the transition date is primarily attributable to certain long-term care insurance exposures where the projected present value of future cash flows exceeds the reserves at the transition date, based on the required lower level of grouping of contracts, combined with converting our long-term care insurance claim cost projection models to first principles models. As of December 31, 2022, we estimate the decrease in Shareholders' equity to be reduced to approximately $3.0 billion to $4.0 billion, primarily due to changes in the market interest rate environment subsequent to the transition date.

The new guidance is only applicable to the measurements of our long-duration insurance liabilities under GAAP. In addition, we do not expect changes to statutory insurance reserves, regulatory capital requirements or projected funding as a result of the implementation of the first principles models.

NON-GAAP FINANCIAL MEASURES. We believe that presenting non-GAAP financial measures provides management and investors useful measures to evaluate performance and trends of the total company and its businesses. This includes adjustments in recent periods to GAAP financial measures to increase period-to-period comparability following actions to strengthen our overall financial position and how we manage our business. In addition, management recognizes that certain non-GAAP terms may be interpreted differently by other companies under different circumstances. In various sections of this report we have made reference to the following non-GAAP financial measures in describing our (1) revenues, specifically organic revenues by segment; organic revenues; and equipment and services organic revenues and (2) profit, specifically organic profit and profit margin by segment; Adjusted profit and profit margin; Adjusted organic profit and profit margin; Adjusted earnings (loss); Adjusted income tax rate; and Adjusted earnings (loss) per share (EPS). The reasons we use these non-GAAP financial measures and the reconciliations to their most directly comparable GAAP financial measures follow.

ORGANIC REVENUES, PROFIT (LOSS) AND PROFIT MARGIN BY SEGMENT (NON-GAAP)

	Revenue			Segment profit (loss)			Profit margin		
	2022	2021	V%	2022	2021	V%	2022	2021	V pts
Aerospace (GAAP)	$26,050	$21,310	22 %	$ 4,775	$ 2,882	66 %	18.3 %	13.5 %	4.8pts
Less: acquisitions	—	—		—	—				
Less: business dispositions	—	—		—	—				
Less: foreign currency effect	(80)	—		101	3				
Aerospace organic (Non-GAAP)	$26,129	$21,311	23 %	$ 4,674	$ 2,879	62 %	17.9 %	13.5 %	4.4pts
Renewable Energy (GAAP)	$12,977	$15,697	(17)%	$(2,240) $	(795)	U	(17.3)%	(5.1)%	(12.2)pts
Less: acquisitions	—	(55)		—	(17)				
Less: business dispositions	—	—		—	—				
Less: foreign currency effect	(702)	2		55	52				
Renewable Energy organic (Non-GAAP)	$13,678	$15,749	(13)%	$(2,295) $	(831)	U	(16.8)%	(5.3)%	(11.5)pts
Power (GAAP)	$16,262	$16,903	(4)%	$ 1,217	$ 726	68 %	7.5 %	4.3 %	3.2pts
Less: acquisitions	—	—		—	—				
Less: business dispositions	—	502		—	(2)				
Less: foreign currency effect	(503)	(5)		(78)	(40)				
Power organic (Non-GAAP)	$16,765	$16,405	2 %	$ 1,295	$ 768	69 %	7.7 %	4.7 %	3.0pts
HealthCare (GAAP)	$18,461	$17,725	4 %	$ 2,705	$ 2,966	(9)%	14.7 %	16.7 %	(2.0)pts
Less: acquisitions	238	—		(54)	(16)				
Less: business dispositions	—	—		—	—				
Less: foreign currency effect	(772)	—		(169)	(14)				
HealthCare organic (Non-GAAP)	$18,994	$17,725	7 %	$ 2,928	$ 2,995	(2)%	15.4 %	16.9 %	(1.5)pts

We believe these measures provide management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

ORGANIC REVENUES (NON-GAAP)		2022		2021	V%
Total revenues (GAAP)	$	76,555	$	74,196	3 %
Less: Insurance revenues (Note 12)		2,954		3,106	
Adjusted revenues (Non-GAAP)	$	73,602	$	71,090	4 %
Less: acquisitions		241		(55)	
Less: business dispositions		—		158	
Less: foreign currency effect(a)		(2,079)		(3)	
Organic revenues (Non-GAAP)	$	75,440	$	70,989	6 %

(a) Foreign currency impact in 2022 was primarily driven by U.S. dollar appreciation against the euro, Japanese yen and British pound.

We believe these measures provide management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of revenues from our run-off Insurance business, acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

EQUIPMENT AND SERVICES ORGANIC REVENUES (NON-GAAP)		2022		2021	V%
Total equipment revenues (GAAP)	$	31,976	$	34,200	(7)%
Less: acquisitions		207		—	
Less: business dispositions		—		(177)	
Less: foreign currency effect		(1,319)		—	
Equipment organic revenues (Non-GAAP)	$	33,088	$	34,378	(4)%
Total services revenues (GAAP)	$	41,626	$	36,890	13 %
Less: acquisitions		34		(55)	
Less: business dispositions		—		336	
Less: foreign currency effect		(760)		(2)	
Services organic revenues (Non-GAAP)	$	42,352	$	36,612	16 %

We believe this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

ADJUSTED PROFIT AND PROFIT MARGIN (NON-GAAP)	2022	2021	V%
Total revenues (GAAP)	$ 76,555	$ 74,196	3%
Less: Insurance revenues (Note 12)	2,954	3,106	
Adjusted revenues (Non-GAAP)	$ 73,602	$ 71,090	4%
Total costs and expenses (GAAP)	$ 76,375	$ 80,702	(5)%
Less: Insurance cost and expenses (Note 12)	2,894	2,540	
Less: interest and other financial charges(a)	1,552	1,813	
Less: non-operating benefit cost (income)	(532)	1,782	
Less: restructuring & other(a)	949	455	
Less: debt extinguishment costs(a)	465	6,524	
Less: separation costs(a)	973	—	
Less: Steam asset sale impairment(a)	824	—	
Less: Russia and Ukraine charges(a)	263	—	
Add: noncontrolling interests	67	(71)	
Add: EFS benefit from taxes	(213)	(162)	
Adjusted costs (Non-GAAP)	$ 68,840	$ 67,354	2%
Other income (loss) (GAAP)	$ 1,231	$ 2,823	(56)%
Less: gains (losses) on equity securities(a)	76	1,921	
Less: restructuring & other(a)	31	75	
Less: gains (losses) on purchases and sales of business interests(a)	51	(44)	
Adjusted other income (loss) (Non-GAAP)	$ 1,074	$ 871	23%
Profit (loss) (GAAP)	$ 1,412	$ (3,683)	F
Profit (loss) margin (GAAP)	1.8%	(5.0)%	6.8pts
Adjusted profit (loss) (Non-GAAP)	$ 5,835	$ 4,608	27%
Adjusted profit (loss) margin (Non-GAAP)	7.9%	6.5%	1.4pts

(a) See the Corporate and Other Consolidated Information sections for further information.

We believe that adjusting profit to exclude the effects of items that are not closely associated with ongoing operations provides management and investors with a meaningful measure that increases the period-to-period comparability. Gains (losses) and restructuring and other items are impacted by the timing and magnitude of gains associated with dispositions, and the timing and magnitude of costs associated with restructuring and other activities.

ADJUSTED ORGANIC PROFIT (NON-GAAP)	2022	2021	V%
Adjusted profit (loss) (Non-GAAP)	$ 5,835	$ 4,608	27 %
Less: acquisitions	(72)	(32)	
Less: business dispositions	—	14	
Less: foreign currency effect(a)	(104)	70	
Adjusted organic profit (loss) (Non-GAAP)	$ 6,011	$ 4,556	32 %
Adjusted profit (loss) margin (Non-GAAP)	7.9 %	6.5 %	1.4 pts
Adjusted organic profit (loss) margin (Non-GAAP)	8.0 %	6.4 %	1.6 pts

(a) Included foreign currency negative effect on revenues of $2,079 million and positive effect on operating costs and other income (loss) of $1,975 million for the year ended December 31, 2022.

We believe this measure provides management and investors with a more complete understanding of underlying operating results and trends of established, ongoing operations by excluding the effect of acquisitions, dispositions and foreign currency, which includes translational and transactional impacts, as these activities can obscure underlying trends.

ADJUSTED EARNINGS (LOSS) AND
ADJUSTED INCOME TAX RATE (NON-GAAP)

(Per-share amounts in dollars)	2022 Earnings	2022 EPS	2021 Earnings	2021 EPS
Earnings (loss) from continuing operations (GAAP) (Note 18)	$ 584	$ 0.53	$ (3,571)	$ (3.25)
Insurance earnings (loss) (pre-tax)	65	0.06	570	0.52
Tax effect on Insurance earnings (loss)	(21)	(0.02)	(126)	(0.11)
Less: Insurance earnings (loss) (net of tax) (Note 12)	44	0.04	444	0.40
Earnings (loss) excluding Insurance (Non-GAAP)	$ 540	$ 0.49	$ (4,015)	$ (3.66)
Non-operating benefit (cost) income (pre-tax) (GAAP)	532	0.48	(1,782)	(1.62)
Tax effect on non-operating benefit (cost) income	(112)	(0.10)	374	0.34
Less: Non-operating benefit (cost) income (net of tax)	420	0.38	(1,408)	(1.28)
Gains (losses) on purchases and sales of business interests (pre-tax)(a)	51	0.05	(44)	(0.04)
Tax effect on gains (losses) on purchases and sales of business interests	67	0.06	6	0.01
Less: Gains (losses) on purchases and sales of business interests (net of tax)	118	0.11	(37)	(0.03)
Gains (losses) on equity securities (pre-tax)(a)	76	0.07	1,921	1.75
Tax effect on gains (losses) on equity securities(b)(c)	(17)	(0.02)	128	0.12
Less: Gains (losses) on equity securities (net of tax)	58	0.05	2,049	1.87
Restructuring & other (pre-tax)(a)	(918)	(0.83)	(380)	(0.35)
Tax effect on restructuring & other	199	0.18	35	0.03
Less: Restructuring & other (net of tax)	(719)	(0.65)	(346)	(0.31)
Debt extinguishment costs (pre-tax)(a)	(465)	(0.42)	(6,524)	(5.94)
Tax effect on debt extinguishment costs	68	0.06	430	0.39
Less: Debt extinguishment costs (net of tax)	(397)	(0.36)	(6,094)	(5.55)
Separation costs (pre-tax)(a)	(973)	(0.88)	—	—
Tax effect on separation costs	77	0.07	—	—
Less: Separation costs (net of tax)	(896)	(0.81)	—	—
Steam asset sale impairment (pre-tax)(a)	(824)	(0.75)	—	—
Tax effect on Steam asset sale impairment	84	0.08	—	—
Less: Steam asset sale impairment (net of tax)	(740)	(0.67)	—	—
Russia and Ukraine charges (pre-tax)(a)	(263)	(0.24)	—	—
Tax effect on Russia and Ukraine charges	15	0.01	—	—
Less: Russia and Ukraine charges (net of tax)	(248)	(0.23)	—	—
Less: Accretion of redeemable noncontrolling interest (pre-tax and net of tax) (Note 18)	—	—	(9)	(0.01)
Less: Accretion of preferred share repurchase (pre-tax and net of tax) (Note 18)	4	—	—	—
Less: U.S. and foreign tax law change enactment	58	0.05	8	0.01
Less: Tax loss related to GECAS transaction	—	—	(54)	(0.05)
Adjusted earnings (loss) (Non-GAAP)	$ 2,881	$ 2.62	$ 1,876	$ 1.71
Earnings (loss) from continuing operations before taxes (GAAP)	$ 1,412		$ (3,683)	
Less: Total adjustments above (pre-tax)	(2,719)		(6,240)	
Adjusted earnings before taxes (Non-GAAP)	$ 4,131		$ 2,558	
Provision (benefit) for income taxes (GAAP)	$ 476		$ (286)	
Less: Tax effect on adjustments above	(418)		(802)	
Adjusted provision (benefit) for income taxes (Non-GAAP)	$ 893		$ 516	
Income tax rate (GAAP)	33.7%		7.8%	
Adjusted income tax rate (Non-GAAP)	21.6%		20.2%	

(a) See the Corporate and Other Consolidated Information sections for further information.

(b) Includes tax benefits available to offset the tax on gains (losses) on equity securities.

(c) Includes related tax valuation allowances.

Earnings-per-share amounts are computed independently. As a result, the sum of per-share amounts may not equal the total.

The service cost for our pension and other benefit plans are included in Adjusted earnings*, which represents the ongoing cost of providing pension benefits to our employees. The components of non-operating benefit costs are mainly driven by capital allocation decisions and market performance. We believe the retained costs in Adjusted earnings* and the Adjusted income tax rate* provides management and investors a useful measure to evaluate the performance of the total company and increases period-to-period comparability.

*Non-GAAP Financial Measure

OTHER FINANCIAL DATA.

FIVE-YEAR PERFORMANCE GRAPH



The annual changes for the five-year period shown in the above graph are based on the assumption that $100 had been invested in General Electric common stock, the Standard & Poor's 500 Stock Index (S&P 500) and the Standard & Poor's 500 Industrials Stock Index (S&P Industrial) on December 31, 2017, and that all quarterly dividends were reinvested. The cumulative dollar returns shown on the graph represent the value that such investments would have had on December 31 for each year indicated.

With respect to "Market Information," in the United States, General Electric common stock is listed on the New York Stock Exchange under the ticker symbol "GE" (its principal market). General Electric common stock is also listed on the London Stock Exchange, Euronext Paris and the SIX Swiss Exchange.

As of January 31, 2023, there were approximately 276,000 shareholder accounts of record.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS. On March 6, 2022, the Board of Directors authorized up to $3 billion of common share repurchases. We repurchased 4,171 thousand shares for $326 million during the three months ended December 31, 2022 under this authorization.

Period	Total number of shares purchased	Average price paid per share	Total number of shares purchased as part of our share repurchase authorization	Approximate dollar value of shares that may yet be purchased under our share repurchase authorization
(Shares in thousands)				
2022				
October	1,810	$ 69.24	1,810	
November	2,122	85.42	1,909	
December	452	83.56	452	
Total	4,384	$ 78.55	4,171	$ 2,026

RISK FACTORS. The following discussion of the material factors, events and uncertainties that may make an investment in the Company speculative or risky contains "forward-looking statements," as discussed in the Forward-Looking Statements section. These risk factors may be important to understanding any statement in this Form 10-K report or elsewhere. The risks described below should not be considered a complete list of potential risks that we face, and additional risks not currently known to us or that we currently consider immaterial may also negatively impact us. The following information should be read in conjunction with the MD&A section and the consolidated financial statements and related notes. The risks we describe in this Form 10-K report or in our other SEC filings could, in ways we may not be able to accurately predict, recognize or control, have a material adverse effect on our business, reputation, financial position, results of operations, cash flows and stock price, and they could cause our future results to be materially different than we presently anticipate.

STRATEGIC RISKS. Strategic risk relates to the Company's future business plans and strategies, including the risks associated with: our strategic plan to separate into three public companies; the global macro-environment; the global energy transition; competitive threats, the demand for our products and services and the success of our investments in technology and innovation; our portfolio of businesses and capital allocation decisions; dispositions, acquisitions, joint ventures and restructuring activity; intellectual property; and other risks.

Strategic plan - We may encounter challenges to executing our plan to separate GE into three public companies, or to completing the plan within the timeframes we anticipate, and we may not realize some or all of the expected benefits of the separations. In November 2021, we announced our plan to form three independent public companies from our (i) Aerospace business, (ii) HealthCare business and (iii) portfolio of energy businesses that we plan to combine as GE Vernova (Renewable Energy, Power, Digital and Energy Financial Services), to better position those businesses to deliver long-term growth and create value for customers, investors, and employees. In January 2023, our HealthCare business was spun off as GE HealthCare. The GE HealthCare business separation was, and the planned GE Vernova business separation is expected to be, effected through spin-offs by GE that are intended to be tax-free for the Company and its shareholders for U.S. federal income tax purposes and with all three resulting companies having investment grade credit ratings. The GE Vernova separation transaction will be subject to the satisfaction of a number of customary conditions, including, among others, final approvals by GE's Board of Directors, receipt of tax rulings in certain jurisdictions and/or tax opinions from external counsel, the filing with the SEC and effectiveness of a Form 10 registration statement, and establishment of the capital structures and credit ratings for both GE Vernova and the remainder of GE following the spin-off. A failure to satisfy required conditions, or disruptions in market conditions, could delay the completion of the GE Vernova separation transaction for a significant period of time or prevent it from occurring at all. Additionally, the GE Vernova separation transaction is complex in nature, and business, market or other developments or changes may affect our ability to complete the separation transaction as currently expected, within the anticipated timeframe or at all. These or other developments could cause us not to realize some or all of the expected benefits, or to realize them on a different timeline than expected. If we are unable to complete the GE Vernova separation, we will have incurred costs without realizing the benefits of such transaction. In addition, the terms and conditions of the required regulatory authorizations and consents that are granted, if any, may impose requirements, limitations or costs, or place restrictions on the conduct of GE Vernova or GE Aerospace as independent companies. In addition, although we intend for the GE Vernova separation transaction to be tax-free to the Company and its shareholders for U.S. federal income tax purposes, we expect to incur non-U.S. cash taxes on the preparatory restructuring and may also incur non-cash tax expense including potential impairments of deferred tax assets. Moreover, there can be no assurance that either of the separation transactions will qualify as tax-free for U.S. purposes for the Company or its shareholders. If either of the separation transactions were ultimately determined to be taxable, we would incur a significant tax liability, while the distributions to the Company's shareholders would become taxable and the new independent companies might incur income tax liabilities as well. Furthermore, there can be no assurance that each separate company will be successful as a standalone public company.

Whether or not the GE Vernova separation transaction is completed, our businesses may face material challenges as a result of the GE HealthCare separation and in connection with the GE Vernova separation, including the diversion of management's attention from ongoing business concerns and impact on the businesses of the Company; appropriately allocating assets and liabilities among GE Aerospace and GE Vernova; maintaining employee morale and retaining and attracting key management and other employees; retaining existing or attracting new business and operational relationships, including with customers, suppliers, employees and other counterparties; assigning customer contracts, guaranties and other contracts and instruments to each of the businesses, and obtaining releases from the counterparties to those contracts or beneficiaries of those instruments; providing financial or credit support for new business; assigning intellectual property to each of the businesses; establishing transition service agreements and standalone readiness for key functions; and potential negative reactions from investors or the financial community. In particular, GE for the past several years has been undertaking various restructuring and business transformation actions (including workforce reductions, global facility consolidations and other cost reduction initiatives, and the GE HealthCare separation) that have entailed changes across our organizational structure, senior leadership, culture, functional alignment, outsourcing and other areas. These pose risks in the form of personnel capacity constraints and institutional knowledge loss that could lead to missed performance or financial targets, loss of key personnel and harm to our reputation, and these risks are heightened with the additional interdependent actions that will be needed to complete the planned separation of GE Vernova.

Moreover, completion of the GE HealthCare separation has resulted, and completion of the GE Vernova separation will result in independent public companies that are smaller, less diversified companies with more limited businesses concentrated in their respective industries than GE was prior to the separation transactions. As a result, each company may be more vulnerable to global economic trends, geopolitical risks, demand or supply shocks, and changing market conditions, which could have a material adverse effect on its business, financial condition, cash flows and results of operations. In addition, the diversification of revenues, costs, and cash flows will diminish, such that each company's results of operations, cash flows, working capital, effective tax rate, and financing requirements may be subject to increased volatility and its ability to execute of capital allocation plans, fund capital expenditures and investments, pay dividends and meet debt obligations and other liabilities may be diminished. Each of the separate companies will also incur ongoing costs, including costs of operating as independent public companies, that the separated businesses will no longer be able to share. Additionally, we cannot predict whether the market value of our common stock and the common stock of each of the new independent companies after the separation transactions will be, in the aggregate, less than, equal to or greater than the market value of our common stock prior to the separation transactions. Investors holding our common stock may also sell the common stock of any of the new independent companies that do not match their investment strategies, which may cause a decline in the market price of such common stock. Any decline in the market price of GE HealthCare common stock will also affect the value of our retained equity ownership in that company and could affect the timing and tax treatment of our disposition of that stake.

Global macro-environment - Our growth is subject to global economic, political and geopolitical risks. We operate in virtually every part of the world, serve customers in over 170 countries and received 57% of our revenues for 2022 from outside the United States. Our operations and the execution of our business plans and strategies are subject to the effects of global economic trends, geopolitical risks and demand or supply shocks from events such as war or international conflict, a major terrorist attack, natural disasters or actual or threatened public health emergencies (such as COVID-19, including virus variants and resurgences and responses to those). They are also affected by local and regional economic environments, supply chain constraints and policies in the U.S. and other markets that we serve, including factors such as continuing inflationary pressures in many markets, continuing increases in interest rates from recent historic lows, economic growth rates, the availability of skilled labor, monetary policy, exchange rates and currency volatility, commodity prices and sovereign debt levels. For example, ongoing inflationary pressures have caused and may continue to cause many of our material and labor costs to increase, which can adversely affect our profitability and cash flows, particularly when we are unable to increase customer contract values or pricing to offset those pressures. At the same time, Russia's invasion of Ukraine and related political and economic consequences, such as sanctions and other measures imposed by the European Union, the U.S. and other countries and organizations in response, have also caused and may continue to cause disruption and instability in global markets, supply chains and industries that negatively impact our businesses, financial condition and results of operations and pose reputational risks. Further deterioration of economic conditions or outlooks, such as lower rates of investment, lower economic growth, recession or fears of recession in the U.S., China, Europe or other key markets, may adversely affect the demand for or profitability of our products and services, and the impact from developments outside the U.S. on our business performance can be significant given the extent of our global activities. In addition, political changes and trends such as populism, protectionism, economic nationalism and sentiment toward multinational companies, as well as tariffs, export controls, restrictions on outbound investment or other trade barriers, sanctions, technical or local content regulations, currency controls, or changes to tax or other laws and policies, have been and may continue to be disruptive and costly to our businesses. These can interfere with our global operating model, supply chain, production costs, customer relationships and competitive position. Further escalation of any specific trade tensions, including intensified decoupling between the U.S. and China, or in global trade conflict more broadly could be harmful to global economic growth or to our business in or with China or other countries. We also do business in many emerging market jurisdictions where economic, political and legal risks are heightened and the operating environments are complex.

COVID-19 - The global COVID-19 pandemic has had and may continue to have a material adverse impact on our operations and financial performance, as well as on the operations and financial performance of many of the customers and suppliers in industries that we serve, particularly for our Aerospace business. Our operations and financial performance since early 2020 have been negatively impacted by the COVID-19 pandemic that has caused, and may continue to cause, a slowdown of economic activity (including the decrease in demand for a broad variety of goods and services), disruptions in global supply chains and significant volatility and disruption of financial markets. While there has been recovery in many business sectors compared to the initial years of the pandemic, virus resurgences and variants, regional or site lockdowns and similar dynamics may continue to cause operational challenges at our facilities or with customers or suppliers and adversely affect our business and financial performance. In particular, our Aerospace business constitutes a substantial portion of our financial results, and accordingly the adverse impacts that COVID-19 has had and may continue to have on commercial air traffic and operators, airlines, airframers, lessors, suppliers and other actors in the aviation sector more broadly are significant for GE. Interruptions of regional and international air travel from COVID-19 have had a material adverse effect on our airline and airframer customers and their demand for our services and products, and in some cases may threaten the future viability of some customers. Industry participants' measures in response to these dynamics could lead to future requests for payment deferrals, contract modifications, and similar actions across the aviation sector, which may lead to additional charges, impairments and other adverse financial impacts, or to customer disputes. There are also risks related to longer-term strategies the aviation industry may implement, such as reducing capacity, shifting route patterns or other strategies to mitigate impacts from COVID-19 and the risk of future public health crises, and from potential shifts in the flying public's demand for travel, any of which could adversely affect the pace of recovery in commercial air traffic capacity and the demand for or profitability of our products and services. The continuing impact of the COVID-19 pandemic on our operations and financial performance depends on many factors that are not within our control, including, but not limited, to: the severity and duration of the COVID-19 outbreaks around the world; governmental, business and individuals' actions that have been and continue to be taken in response to the pandemic (including regional lockdowns, restrictions on travel and transport or changes such as China's recent reversal of its zero-COVID policy); the impact of the pandemic and actions taken in response on global and regional economies, travel, and economic activity; the availability, public acceptance and continued efficacy of treatments or vaccines; and the pace and extent of recovery from the past and any future adverse effects of the COVID-19 pandemic. Impacts and risks related to the COVID-19 pandemic may also have the effect of heightening many of the other risk factors described in this section.

Energy transition - The strategic priorities and financial performance of many of our businesses are subject to market and other dynamics related to decarbonization, which can pose risks in addition to opportunities. Given the nature of our businesses and the industries we serve, we must anticipate and respond to market, technological, regulatory and other changes driven by broader trends related to decarbonization efforts in response to climate change and energy security. These changes present both risks and opportunities for our businesses, many of which provide products and services to customers in sectors like power generation and commercial aviation that have historically been carbon intensive and we expect will remain important to efforts globally to lower greenhouse gas emissions for decades to come. For example, the significant decreases in recent years in the levelized cost of energy for renewable sources of power generation (such as wind and solar), along with ongoing changes in government, investor, customer and consumer policies, commitments, preferences and considerations related to climate change, in some cases have adversely affected, and may continue to affect, the demand for and the competitiveness of products and services related to fossil fuel-based power generation, including sales of new gas turbines and the utilization and servicing needs for existing gas power plants that are unmitigated with capabilities such as hydrogen or carbon capture. Continued shifts toward greater penetration by renewables in both new capacity additions and the proportionate share of power generation, particularly depending on the pace and timeframe for such shifts across different markets globally, could have a material adverse effect on the performance of our Power business and our consolidated results. While the currently anticipated market growth and power generation share for renewable energy is expected to be favorable for our wind businesses over time, we face uncertainties related to future levels and timeframes of government subsidies and credits (including the impact of the Inflation Reduction Act and other policies), significant price competition among wind equipment manufacturers, changing dynamics between onshore and offshore wind power, potential further consolidation in the wind industry, competition with solar power-based and other sources of renewable energy and the pace at which power grids are modernized to maintain reliability with higher levels of renewables penetration. The achievement of deep decarbonization goals for the power sector over the coming decades is likely to depend in part on technologies that are not yet deployed or widely adopted today but that may become more important over time (such as hydrogen-based power generation, carbon capture and sequestration technologies, small modular or other advanced nuclear power and grid-scale batteries or other storage solutions). Successfully navigating these changes will require significant investments in power grids and other infrastructure, research and development and new technology and products, both by GE and third parties. Similar dynamics exist in the aviation sector, where decarbonization over time will require a combination of continued technological innovation in the fuel efficiency of engines, expanded use of sustainable aviation fuels and the development of electric flight and hydrogen-based aviation technologies. For example, the risk of insufficient availability of low carbon fuels (such as sustainable aviation fuels or hydrogen) may compromise the pace and degree of decarbonization within the aviation sector. Our success in advancing decarbonization objectives across our businesses will depend in part on the actions of governments, regulators and other market participants to invest in infrastructure, create appropriate market incentives and to otherwise support the development of new technologies. The process of developing new high-technology products and enhancing existing products to mitigate climate change is often complex, costly and uncertain, and we may pursue strategies or make investments that do not prove to be commercially successful in the time frames expected or at all.

A failure by GE or other industry participants to invest successfully in these technological developments, or to adequately position our businesses to benefit from the growth in adoption of new technologies, could adversely affect our competitive position, business, ability to attract and retain talent, results of operations, cash flows and financial condition. In addition, we face increasing scrutiny and expectations from many customers, governments, regulators, investors, banks, project financiers and other stakeholders regarding the roles that the private sector and individual companies play in decarbonization, which can result in additional costs and pose reputational or other risks for companies like GE that serve carbon intensive industries or relative to progress that we make over time in reducing emissions from our operations or products and achieving our publicly announced ambitions. We anticipate that we will continue to need to make investments in new technologies and capabilities and devote additional management and other resources in response to the foregoing, and we may not realize the anticipated benefits of those investments and actions. Trends related to the global energy transition and decarbonization, will affect the relative competitiveness of different types of product and service offerings within and across our energy businesses and our Aerospace business. Important factors that could impact our businesses include the pace of technological developments and related cost considerations, the levels of economic growth in different markets around the world and the adoption and pace of implementation of climate change-related policies (such as carbon taxes, cap and trade regimes, increased efficiency standards, greenhouse gas emission reduction targets or commitments, incentives or mandates for particular types of energy or policies that impact the availability of financing for certain types of projects) at the national and sub-national levels or by customers, investors or other private actors.

Competitive environment - We are dependent on the maintenance of existing product lines and service relationships, market acceptance of new product and service introductions, and technology and innovation leadership for revenue and earnings growth. The markets in which we operate are highly competitive in terms of pricing, product and service quality, product development and introduction time, customer service, financing terms, the ability to respond to shifts in market demand and the ability to attract and retain skilled talent. Our long-term operating results and competitive position also depend substantially upon our ability to continually develop, introduce, and market new and innovative technology, products, services and platforms, to develop digital solutions for our own operations and our customers, to modify existing products and services, to customize products and services, to maintain long-term customer relationships and to increase our productivity over time as we perform on long-term service agreements. We often enter into long-term service agreements in both our Aerospace and Power businesses in connection with significant contracts for the sale of equipment. In connection with these agreements, we must accurately estimate our costs associated with delivering the products, product durability and reliability, and the provision of services over time in order to be profitable and generate acceptable returns on our investments. A failure to appropriately estimate or plan for or execute our business plans may adversely affect our delivery of products, services and outcomes in line with our projected financial performance or cost estimates, and ultimately may result in excess costs, build-up of inventory that becomes obsolete, lower profit margins and an erosion of our competitive position. In addition, at our Renewable Energy business, the rapid pace of innovation among onshore and offshore wind turbine manufacturers in recent years has led to short product cycles, early market introductions and faster time to market, all of which can lead to quality and execution issues, higher costs and other challenges to achieving profitability for new products.

Our businesses are also subject to technological change and advances, such as growth in industrial automation and increased digitization of the operations, infrastructure and solutions that customers demand across all the industries we serve. The introduction of innovative and disruptive technologies in the markets in which we operate also poses risks in the form of new competitors (including new entrants from outside our traditional industries, such as competitors from digital technology companies), market consolidation, substitutions of existing products, services or solutions, niche players, new business models and competitors that are faster to market with new or more cost-effective products or services. Existing and new competitors frequently offer services for our installed base, and if the customers that purchase our equipment and products select our competitors' services of if we otherwise fail to maintain or renew service relationships, this can erode the revenues and profitability of our businesses. In addition, the research and development cycle involved in bringing products in our businesses to market is often lengthy, it is inherently difficult to predict the economic conditions or competitive dynamics that will exist when any new product is complete, and our investments, to the extent they result in bringing a product to market, may generate weaker returns than we anticipated at the outset. Our capacity to invest in research and development efforts to pursue advancement in a wide range of technologies, products and services also depends on the financial resources that we have available for such investment relative to other capital allocation priorities. Under-investment in research and development, or investment in technologies that prove to be less competitive in the future (at the expense of alternative investment opportunities not pursued), could lead to loss of sales of our products and services in the future, particularly in our long-cycle businesses that have longer product development cycles. The amounts that we do invest in research and development efforts may not lead to the development of new technologies or products on a timely basis or meet the needs of our customers as fully as competitive offerings.

Business portfolio - Our success depends on achieving our strategic and financial objectives, including through acquisitions, integrations, dispositions and joint ventures. With respect to acquisitions and business integrations or with dispositions, separations, such as the spin-off of GE HealthCare, and joint ventures, we may not achieve expected returns or other benefits on a timely basis or at all as a result of changes in strategy, integration challenges or other factors. Over the past several years we have also been pursuing a variety of dispositions, and we plan to exit our equity interests in AerCap and GE HealthCare over time. Declines in the values of equity interests (such as our interests AerCap and GE HealthCare) or other assets (such as the AerCap senior notes that we hold) that we sell can diminish the cash proceeds that we realize, and our ability and timing to sell can depend on the liquidity of the relevant asset and other market conditions. We may dispose of businesses or assets at a price or on terms that are less favorable than we had anticipated, or with purchase price adjustments or the exclusion of assets or liabilities that must be divested, managed or run off separately. Dispositions or other business separations also often involve continued financial involvement in the divested business, such as through continuing equity ownership, retained assets or liabilities, transition services agreements, commercial agreements, guarantees, indemnities or other current or contingent financial obligations or liabilities. Under these arrangements, performance by the divested businesses or other conditions outside our control could materially affect our future financial results. Evaluating or executing on all types of potential or planned portfolio transactions can divert senior management time and resources from other pursuits. We also participate in a number of joint ventures with other companies or government enterprises in various markets around the world, including joint ventures where we have a lesser degree of control over the business operations, which expose us to additional operational, financial, reputational, legal or compliance risks.

Intellectual property - Our intellectual property portfolio may not prevent competitors from independently developing products and services similar to or duplicative to ours, and the value of our intellectual property may be negatively impacted by external dependencies. Our patents and other intellectual property may not prevent competitors from independently developing or selling products and services similar to or duplicative of ours, and there can be no assurance that the resources invested by us to protect our intellectual property will be sufficient or that our intellectual property portfolio will adequately deter misappropriation or improper use of our technology, particularly in certain markets outside the US where intellectual property laws and related enforcement mechanisms may not be as well-developed. Trademark licenses of the GE brand in connection with dispositions may negatively impact the overall value of the brand in the future. We also face competition in some countries where we have not invested in an intellectual property portfolio. If we are not able to protect our intellectual property, the value of our brand and other intangible assets may be diminished, and our business may be adversely affected. We also face attempts, both internally from insider threats and externally from cyber-attacks, to gain unauthorized access to our IT systems or products for the purpose of improperly acquiring our trade secrets or confidential business information. In addition, we have observed an increase in the use of social engineering tactics by bad actors attempting to obtain confidential business information or credentials to access systems with our intellectual property. The theft or unauthorized use or publication of our trade secrets and other confidential business information as a result of such incidents could adversely affect our competitive position and the value of our investment in research and development. In addition, we are subject to the enforcement of patents or other intellectual property by third parties, including aggressive and opportunistic enforcement claims by non-practicing entities. Regardless of the merit of such claims, responding to infringement claims can be expensive and time-consuming. GE has in the past, and may in the future be, found to infringe third-party rights, which could require us to pay substantial damages or enjoin us from offering some of our products and services. The value of, or our ability to use, our intellectual property may also be negatively impacted by dependencies on third parties, such as our ability to obtain or renew on reasonable terms licenses that we need in the future, or our ability to secure or retain ownership or rights to use data in certain software analytics or services offerings.

OPERATIONAL RISKS. Operational risk relates to risks arising from systems, processes, people and external events that affect the operation of our businesses. It includes risks related to product and service lifecycle and execution; product safety and performance; information management and data protection and security, including cybersecurity; and supply chain and business disruption.

Operational execution - Operational challenges could have a material adverse effect on our business, reputation, financial position, results of operations and cash flows. The Company's financial results depend on the successful execution of our businesses' operating plans across all steps of the product and service lifecycle. We continue working to improve the operations and execution of our businesses and our ability to make the desired improvements will be a significant factor in our overall financial performance. We also face operational risks in connection with launching or ramping new product platforms, such as the Haliade-X offshore wind turbine or new onshore wind turbine models at Renewable Energy, or the LEAP engine at Aerospace. Particularly with newer product platforms and technologies, our businesses seek to reduce the costs of these products over time with experience, and risks related to our supply chain, the availability of skilled labor, product quality, timely delivery, liquidated damages or other aspects of operational execution can adversely affect our ability to meet customers' expectations, profits and cash flows. Operational failures at any of our businesses that result in quality problems or potential product, environmental, health or safety risks, could have a material adverse effect on our business, reputation, financial position, cash flows and results of operations.

In addition, a portion of our business in recent years at our Power and Renewable Energy businesses involves large projects where we have taken on, or are members of a consortium responsible for, the full scope of engineering, procurement, construction or other services. We have been increasing our selectivity as to how frequently and with what scope of work we will participate in these types of projects, which often pose unique risks related to their location, scale, complexity, duration and pricing or payment structure. Delivering on these types of projects with multiple parties and subcontractors involved, particularly outside of mature markets in the U.S. and Europe, is highly complex with risks related to the safety and security of workers, impacts on local communities, corruption, breach or theft of intellectual property and other factors. Performance issues or schedule delays can arise due to inadequate technical expertise, unanticipated project modifications, developments at project sites, environmental, health and safety issues, execution by or coordination with suppliers, subcontractors or consortium partners, financial difficulties of our customers or significant partners or compliance with government regulations, and these can lead to cost overruns, contractual penalties, liquidated damages and other adverse consequences. Where GE is a member of a consortium, we are typically subject to claims based on joint and several liability, and claims can extend to aspects of the project or costs that are not directly related or limited to GE's scope of work or over which GE does not have control. Operational, quality or other issues at large projects, or across our projects portfolio more broadly, can adversely affect GE's business, reputation, cash flows or results of operations.

Product safety and quality - Our products and services are highly sophisticated and specialized, and a major failure or quality issue affecting our products or third-party products with which our products are integrated can adversely affect our business, reputation, financial position, results of operations and cash flows. We produce highly sophisticated products and provide specialized services for both our own and third-party products that incorporate or use complex or leading-edge technology, including both hardware and software. Many of our products and services involve complex industrial machinery or infrastructure projects, such as commercial jet engines, gas turbines, onshore and offshore wind turbines or nuclear power generation, and accordingly the adverse impact of product quality issues can be significant. Actual or perceived design, production, performance or other quality issues related to new product introductions or existing product lines can result in reputational harm to our businesses, in addition to direct warranty, maintenance and other costs that may arise. For example, as discussed above, based on experience across our Onshore Wind fleet, we are deploying repairs and other corrective measures to improve overall quality and fleet availability resulting in higher warranty and related reserves. In addition, a catastrophic product failure or similar event resulting in injuries or death, widespread outages, a fleet grounding or similar systemic consequences could have a material adverse effect on our business, reputation, financial position, cash flows and results of operations. Even when there has not been a particularly significant or widespread product failures in the field, many of our products and services must function under demanding operating conditions and meet exacting certification, performance and reliability standards that we, our customers or regulators adopt. Developing and maintaining products that meet or exceed these can be costly and technologically challenging, and may also involve extensive coordination of suppliers and highly skilled labor from thousands of workers; a failure to deliver products and services that meet these standards could have significant adverse financial, competitive or reputational effects. In some circumstances we have also incurred and in the future we may continue to incur increased costs, delayed payments or lost equipment or services revenue in connection with a significant issue with a third party's product with which our products are integrated, or if parts or other components that we incorporate in our products have defects or other quality issues. There can be no assurance that the operational processes around product design, manufacture, performance and servicing that we or our customers or other third parties have designed to meet rigorous quality standards will be sufficient to prevent us or our customers or other third parties from experiencing operational process or product failures and other problems, including through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts, software vulnerabilities or malicious software, that could result in potential product, safety, quality, regulatory or environmental risks.

Cybersecurity - Increased cybersecurity requirements, vulnerabilities, threats and more sophisticated and targeted computer crime pose a risk to our systems, networks, products, solutions, services and data. Increased global cybersecurity vulnerabilities, threats, computer viruses and more sophisticated and targeted cyber-related attacks such as ransomware, as well as cybersecurity failures resulting from human error and technological errors, pose a risk to the security of GE's and its customers', partners', suppliers' and third-party service providers' infrastructure, products, systems and networks and the confidentiality, availability and integrity of GE's and its customers' data, as well as associated financial risks. As the perpetrators of such attacks become more capable (including sophisticated state or state-affiliated actors), and as critical infrastructure is increasingly becoming digitized, the risks in this area continue to grow. Bad actors have attempted and may continue to attempt to use our strategic plan to separate into three separate companies as an opportunity to launch attacks or increase their number of attacks against GE's network. A significant cyber-related attack in one of our industries, such as an attack on power grids, power plants or commercial aircraft (even if such an attack does not involve GE products, services or systems), could pose broader disruptions and adversely affect our business. We have also observed an increase in third-party breaches and ransomware attacks at suppliers, service providers and software providers, and our efforts to mitigate adverse effects on GE if this trend continues may not be successful in the future. The large number of suppliers that we work with requires significant effort for the initial and ongoing verification of the effective implementation of cybersecurity requirements by suppliers. The increasing degree of interconnectedness between GE and its partners, suppliers and customers also poses a risk to the security of GE's network as well as the larger ecosystem in which GE operates. There can be no assurance that our efforts to mitigate cybersecurity risks by employing a number of measures, including employee training, monitoring and testing, performing security reviews and requiring business partners with connections to the GE network to appropriately secure their information technology systems, and maintenance of protective systems and contingency plans, will be sufficient to prevent, detect and limit the impact of cyber-related attacks, and we remain vulnerable to known or unknown threats.

In addition to existing risks from the integration of digital technologies into our business portfolio, the adoption of new technologies in the future may also increase our exposure to cybersecurity breaches and failures. While we have developed secure development lifecycle design practices to secure our software designs and connected products, an unknown vulnerability or compromise could potentially impact the security of GE's software or connected products and lead to the misuse or unintended use of our products, loss of GE intellectual property, misappropriation of sensitive, confidential or personal data, safety risks or unavailability of equipment. We also have access to sensitive, confidential or personal data or information in certain of our businesses that is subject to privacy and security laws, regulations or customer-imposed controls. Despite our use of reasonable and appropriate controls to protect our systems and sensitive, confidential or personal data or information, we have vulnerability to security breaches, theft, misplaced, lost or corrupted data, programming errors, employee errors and/or malfeasance (including misappropriation by departing employees) that could potentially lead to material compromising of sensitive, confidential or personal data or information, improper use of our systems, software solutions or networks, unauthorized access, use, disclosure, modification or destruction of or denial of access to information, defective products, production downtimes and operational disruptions. In addition, while we require our suppliers to implement and maintain reasonable and appropriate controls to protect information we provide to them, they may be the victim of a cyber-related attack that could lead to the compromise of the Company's intellectual property, personal data or other confidential information, or to production downtimes and operational disruptions that could have an adverse effect on our ability to meet our commitments to customers. An unknown security vulnerability or malicious software embedded in a supplier's product that is later integrated into a GE product could lead to a vulnerability in the security of GE's product or if used internally in the GE network environment to a compromise of the GE network, which could potentially lead to the loss of information or operational disruptions. Data privacy and protection laws are evolving, can vary significantly by country and present increasing compliance challenges, which increase our costs, affect our competitiveness and can expose us to substantial fines or other penalties. In addition, a significant cyber-related attack could result in other negative consequences, including damage to our reputation or competitiveness, remediation, increased digital infrastructure or other costs that are not covered by insurance, litigation or regulatory action.

Supply chain - Significant raw material or other component shortages, supplier capacity constraints, supplier or customer production disruptions, supplier quality and sourcing issues or price increases can increase our operating costs and adversely impact the competitive positions of our products. Our reliance on third-party suppliers, contract manufacturers and service providers, and commodity markets to secure raw materials, parts, components and sub-systems used in our products exposes us to volatility in the prices and availability of these materials, parts, components, systems and services. As our supply chains extend into many different countries and regions around the world, we are also subject to global economic and geopolitical dynamics and risks associated with exporting components manufactured in particular countries for incorporation into finished products completed in other countries. We are operating in a supply-constrained environment and are facing, and may continue to face, supply-chain shortages, inflationary pressures, shortages of skilled labor, transportation and logistics challenges and manufacturing disruptions that impact our revenues, profitability and timeliness in fulfilling customer orders. We anticipate supply chain pressures across our businesses will continue to challenge and adversely affect our operations and financial performance for some period of time. For example, successfully executing the significant production ramp-up efforts at our Aerospace business in connection with both newer engine platforms such as the LEAP and the aviation sector's ongoing recovery from the COVID-19 pandemic, depends in part on our suppliers having access to the materials and skilled labor they require and making timely deliveries to us, as well as meeting the required quality and performance standards for commercial aviation. In addition, some of our suppliers or their sub-suppliers are limited- or sole-source suppliers, and our ability to meet our obligations to customers depends on the performance, product quality and stability of such suppliers. We also have internal dependencies on certain key GE manufacturing or other facilities. Disruptions in deliveries, capacity constraints, production disruptions up- or down-stream, price increases, or decreased availability of raw materials or commodities, including as a result of war, natural disasters (including the effects of climate change such as sea level rise, drought, flooding, wildfires and more intense weather events), actual or threatened public health emergencies or other business continuity events, adversely affect our operations and, depending on the length and severity of the disruption, can limit our ability to meet our commitments to customers or significantly impact our operating profit or cash flows. Quality, capability, compliance and sourcing issues experienced by third-party providers can also adversely affect our costs, margin rates and the quality and effectiveness of our products and services and result in liability and reputational harm; the harm to us could be significant if, for example, a quality issue at a supplier or with components that we integrate into our products results in a widespread quality issue across one of our product lines or our installed base of equipment. In addition, our suppliers may experience cyber-related attacks, as described above, which could negatively impact their ability to meet their delivery obligations to us and in turn have an adverse effect on our ability to meet our commitments to customers.

FINANCIAL RISKS. Financial risk relates to our ability to meet financial obligations and mitigate exposure to broad market risks, including funding and liquidity risks, such as risk related to our credit ratings and our availability and cost of funding; credit risk; and volatility in foreign currency exchange rates, interest rates and commodity prices. Liquidity risk refers to the potential inability to meet contractual or contingent financial obligations (whether on- or off-balance sheet) as they arise, and could potentially impact our financial condition or overall safety and soundness. Credit risk is the risk of financial loss arising from a customer or counterparty failure to meet its contractual obligations, and we face credit risk arising from both our industrial businesses and from our remaining financial services operations.

Customers and counterparties - Global economic, industry-specific or other developments that weaken the financial condition or soundness of significant customers, governments or other parties we deal with can adversely affect our business, results of operations and cash flows. The business and operating results of our businesses have been, and will continue to be, affected by worldwide economic conditions, including conditions in the air transportation, power generation, renewable energy and other industries we serve. Existing or potential customers may delay or cancel plans to purchase our products and services, including large infrastructure projects, and may not be able to fulfill their obligations to us in a timely fashion or at all as a result of business deterioration, cash flow shortages or difficulty obtaining financing for particular projects or due to macroeconomic conditions, geopolitical disruptions, changes in law or other challenges affecting the strength of the global economy. The airline industry, for example, is highly cyclical, and sustained economic growth and political stability in both developed and emerging markets are principal factors underlying long-term air traffic growth; the current macroeconomic and geopolitical environment and the potential for recession pose risks to the rate of that growth. Aviation industry activity is also particularly influenced by the actions of a small group of large original equipment manufacturers, as well as large airlines in various geographies. We have significant business with, and credit exposure to, some of our largest aviation customers and accordingly our Aerospace business performance can be adversely affected by challenges that individual customers or the industry faces related to factors such as competition, the need for cost reduction, financial stability and soundness, and the availability of aircraft leasing and financing alternatives, the satisfaction of certification or other regulatory requirements for aircraft in various jurisdictions, the retirement of older aircraft and other dynamics affecting the original equipment and aftermarket service markets. As described above, the extended disruption of regional and international air travel from the COVID-19 pandemic has had and may continue to have a material adverse effect on our airframer and airline customers and suppliers. A potential future disruption in connection with a terrorist incident, cyberattack, actual or threatened public health emergency or recessionary economic environment that results in the loss of business and leisure traffic could also adversely affect these customers, their ability to fulfill their obligations to us in a timely fashion or at all, demand for our products and services and the viability of a customer's business. In our Power and Renewable Energy businesses, our customers also face a variety of challenges, including in connection with decarbonization, industry consolidation, competition and shifts in the availability of financing for certain types of power projects or technologies (such as prohibitions on financing for fossil fuel-based projects or technologies); these dynamics can also have a significant impact on the operating results and outlooks for our businesses. In addition, our customers include numerous governmental entities within and outside the U.S., including the U.S. federal government and state and local entities. We also at times face greater challenges collecting on receivables with customers that are sovereign governments or located in emerging markets. If there is significant deterioration in the global economy, in our industries, in financial markets or with particular significant counterparties, our results of operations, financial position and cash flows could be materially adversely affected.

Borrowings - We may face risks related to our debt levels, particularly if we face severely adverse market conditions. We have significantly reduced our debt levels over the past several years through debt tenders and other liability management actions, and we expect to allocate additional capital to debt reduction in the future, with cash flows from operations and the proceeds from asset sales and dispositions (including our stakes in AerCap and GE HealthCare) as sources for that. If we are unable to generate cash flows in accordance with our plans, our deleveraging plan could be delayed or altered, which may require that we delay investments or capital expenditures. We may be required to adopt one or more alternatives such as increasing borrowing under credit lines, reducing or delaying investments or capital expenditures or taking other actions. In addition, we have significant pension and run-off insurance liabilities that are sensitive to numerous factors and assumptions that we use in our pension liability, GAAP insurance reserve and statutory insurance calculations. Our debt levels could put us at a competitive disadvantage compared to competitors with lower debt levels that may provide them with greater financial flexibility to secure additional funding for their operations, pursue strategic acquisitions, finance long-term projects or take other actions. Significant debt levels could also pose risks in the event of recession or adverse industry-specific conditions. In addition, elevated debt may limit our ability to obtain new debt financing on favorable terms or at all in the future, particularly if coupled with downgrades of our credit ratings or a deterioration of capital markets conditions more generally.

Liquidity - Failure to meet our cash flow targets, or additional credit downgrades, could adversely affect our liquidity, funding costs and related margins. We rely primarily on cash and cash equivalents, free cash flows from our operating businesses and cash generated from asset sales and dispositions (including from our equity stakes in AerCap and GE HealthCare) to fund our operations and meet our financial obligations, and to meet our capital allocation objectives. We maintain short-term borrowing facilities, including revolving credit facilities, as a contingency buffer of liquidity and to meet our financial obligations and capital allocation priorities. Failure to meet our cash flow objectives could adversely affect our financial condition or our credit ratings. There can be no assurance that we will not face credit downgrades as a result of factors such as the performance of our businesses, the failure to make progress as planned on the separation transactions and continued progress in decreasing GE's leverage, reduced diversification of GE's businesses following the separation transactions, or changes in rating application or methodology. Future downgrades could further adversely affect our ability to execute the planned spin-off of GE Vernova, as well as our cost of funds and related margins, liquidity, competitive position and access to capital markets, and a significant downgrade could have an adverse commercial impact on our businesses. In addition, swap, forward and option contracts are executed under standard master agreements that typically contain mutual downgrade provisions that provide the ability of the counterparty to require termination if the credit ratings of the applicable GE entity were to fall below specified ratings levels agreed upon with the counterparty. For additional discussion about our current credit ratings and related considerations, refer to the Capital Resources and Liquidity - Credit Ratings and Conditions section within MD&A.

Financial services operations - We continue to have exposure to insurance, credit, legal and other risks in our financial services operations and, in the event of future adverse developments, may not be able to meet our business and financial objectives without further actions or additional capital contributions. To fund the remaining statutory capital contributions that we expect to make to our insurance subsidiaries, as well as to meet our debt maturities and other obligations, we expect to rely on liquidity from our operations. There is a risk that future adverse developments could cause funding or liquidity stress. For example, it is possible that future requirements for capital contributions to our insurance subsidiaries will be greater than currently estimated, or that contemplated contributions could be accelerated by regulators. Our annual testing of insurance reserves is subject to a variety of assumptions, including assumptions about the discount rate (which is sensitive to changes in market interest rates), morbidity, mortality and future long-term care premium increases. Any future adverse changes to these assumptions (to the extent not offset by any favorable changes to these assumptions) could result in an increase to future policy benefit reserves and, potentially, to the amount of capital we are required to contribute to our insurance subsidiaries (as discussed in the Other Items - Insurance section within MD&A). We also anticipate that the new insurance accounting standard that became effective on January 1, 2023 (as discussed in the Other Items - New Accounting Standards section within MD&A) will materially affect our financial statements and require changes to certain of our processes, systems, and controls. In addition, we continue to evaluate potential strategic options to accelerate the further reduction in the size of our financial services operations. Some of these options could involve cash payments, financial charges or other adverse effects depending on the timing, negotiated terms and conditions of any ultimate arrangements. In addition, our financial services operations also have exposure to various industries and counterparties, including insurance companies, brokers and dealers, and financial institutions, which exposes us to credit and other risks in the event of insolvency or other default of a counterparty. For example, a portion of our run-off insurance operations' assets are held in trust accounts associated with reinsurance contracts. For our UFLIC subsidiary, such trust assets are currently held in trusts for the benefit of insurance company subsidiaries of Genworth, which stated in 2021 that any proceeds from its contingency plan will be used to repay parent company debt and not to bolster the capital position of its insurance subsidiaries. Solvency or other concerns about Genworth or its insurance company subsidiaries may cause those subsidiaries or their regulators to take or attempt to take actions that could adversely affect UFLIC, including control over assets in the relevant trusts. It is also possible that contingent liabilities and loss estimates from our financial services-related continuing or discontinued operations, such as those related to Bank BPH (see Note 24), will need to be recognized or increase in the future and will become payable. There can be no assurance that future liabilities, losses or impairments to the carrying value of assets within our financial services operations would not materially and adversely affect GE's business, financial position, cash flows, results of operations or capacity to provide financing to support orders at the businesses.

Postretirement benefit plans - Increases in pension, healthcare and life insurance benefits obligations and costs can adversely affect our earnings, cash flows and further progress toward our leverage goals. Our results of operations and financial conditions may be positively or negatively affected by the amount of income or expense we record for our defined benefit pension plans. GAAP requires that we calculate income or expense for the plans using actuarial valuations, which reflect assumptions about financial markets, interest rates and other economic conditions such as the discount rate and the expected long-term rate of return on plan assets. We are also required to make an annual measurement of plan assets and liabilities, which may result in a significant reduction or increase to equity. The factors that impact our pension calculations are subject to changes in key economic indicators, and future decreases in the discount rate or low returns on plan assets can increase our funding obligations and adversely impact our financial results. In addition, although GAAP expense and pension funding contributions are not directly related, key economic factors that affect GAAP expense, such as a prolonged environment of low interest rates or sustained market volatility, would also likely affect the amount of cash we would be required to contribute to pension plans under ERISA. Such factors could also result in a failure to achieve expected returns on plan assets. In addition, there may be upward pressure on the cost of providing healthcare benefits to current and future retirees. There can be no assurance that the measures we have taken to control increases in these costs, or that the assignment of assets and liabilities with respect to certain U.S. and non-U.S. benefit plans in connection with GE's ongoing separation into three separate companies, will succeed in limiting cost increases, and continued upward pressure could reduce our profitability. For a discussion regarding how our financial statements have been and can be affected by our pension and healthcare benefit obligations, the legal split of certain benefit plans and the transfer of certain postretirement plans to GE HealthCare in connection with the Separation, see Notes 13 and 28.

LEGAL AND COMPLIANCE RISKS. Legal and compliance risk relates to risks arising from the government and regulatory environment, legal proceedings and compliance with integrity policies and procedures, including matters relating to financial reporting and the environment, health and safety. Government and regulatory risk includes the risk that the government or regulatory actions will impose additional cost on us or require us to make adverse changes to our business models or practices.

Regulatory - We are subject to a wide variety of laws, regulations and government policies that may change in significant ways. Our businesses are subject to regulation under a wide variety of U.S. federal and state and non-U.S. laws, regulations and policies. There can be no assurance that laws, regulations and policies will not be changed or interpreted or enforced in ways that will require us to modify our business models and objectives or affect our returns on investments by restricting existing activities and products, subjecting them to escalating costs or prohibiting them outright. In particular, recent trends globally toward increased protectionism, import and export controls, required licenses or authorizations to engage in business dealings with certain countries or entities, the use of tariffs, restrictions on outbound investment and other trade barriers can result in actions by governments around the world that have been and may continue to be disruptive and costly to our businesses, and can interfere with our global operating model and weaken our competitive position. In addition, changes in environmental and climate change laws, regulations or policies (including carbon pricing, emission standards or sustainable finance, among others) affecting the power or aviation sectors could lead to additional costs or compliance requirements, a need for additional investment in product designs, require carbon offset investments or otherwise negatively impact our businesses or competitive position. Other legislative and regulatory areas of significance for our businesses that U.S. and non-U.S. governments have focused and continue to focus on include cybersecurity, data privacy and sovereignty, anti-corruption, competition law, public procurement law, compliance with complex trade controls and economic sanctions laws, technical regulations or local content requirements that could result in market access criteria that our products cannot or do not meet, foreign exchange intervention in response to currency volatility and currency controls that could restrict the movement of liquidity from particular jurisdictions. Potential changes to tax laws, including changes to taxation of global income, may have an effect on our subsidiaries' structure, operations, sales, liquidity, cash flows, capital requirements, effective tax rate and performance. For example, legislative or regulatory measures by U.S. federal, states or non-U.S. governments, or rules, interpretations or audits under new or existing tax laws such as newly adopted global minimum taxes or other changes to the treatment of global income could increase our cash tax costs and effective tax rate. Regulation or government scrutiny may impact the requirements for marketing our products and slow our ability to introduce new products, resulting in an adverse impact on our business. Furthermore, we make sales to U.S. and non-U.S. governments and other public sector customers, and we participate in various governmental financing programs, that require us to comply with strict governmental regulations. As a U.S. government contractor, we are also subject to risks relating to U.S. government audits and investigations that can lead to fines, damages or other penalties. Inability to comply with applicable regulations could adversely affect our status with government customers or our ability to participate in projects, and could have collateral consequences such as suspension or debarment. Suspension or debarment, depending on the entity involved and length of time, can limit our ability to bid for new U.S. government contracts or business with other government-related customers, or to participate in projects involving multilateral development banks, and this could adversely affect our results of operations, financial position and cash flows.

Legal proceedings - We are subject to legal proceedings, disputes, investigations and legal compliance risks, including trailing liabilities from businesses that we dispose of or that are inactive. We are subject to a variety of legal proceedings, commercial disputes, legal compliance risks and environmental, health and safety compliance risks in virtually every part of the world. We, our representatives, and the industries in which we operate are subject to continuing scrutiny by regulators, other governmental authorities and private sector entities or individuals in the U.S., the European Union, China and other jurisdictions, which have led or may, in certain circumstances, lead to enforcement actions, adverse changes to our business practices, fines and penalties, required remedial actions such as contaminated site clean-up or other environmental claims, or the assertion of private litigation claims and/or damages that could be material. For example, following our acquisition of Alstom's Thermal, Renewables and Grid businesses in 2015, we are subject to legacy legal proceedings and legal compliance risks that relate to claimed anti-competitive conduct or corruption by Alstom in the pre-acquisition period, and payments for settlements, judgments, penalties or other liabilities in connection with those matters have resulted and will in the future result in cash outflows. In addition, while in December 2020 we entered into a settlement to conclude the previously disclosed SEC investigation of GE, we remain subject to shareholder lawsuits related to the Company's financial performance, accounting and disclosure practices and related legacy matters. We have observed that these proceedings related to claims about past financial performance and reporting pose particular reputational risks for the Company that can cause new allegations about past or current misconduct, even if unfounded, to have a more significant impact on our reputation and how we are viewed by investors, customers and others than they otherwise would. We have established reserves for legal matters when and as appropriate; however, the estimation of legal reserves or possible losses involves significant judgment and may not reflect the full range of uncertainties and unpredictable outcomes inherent in litigation and investigations, and the actual losses arising from particular matters may exceed our current estimates and adversely affect our results of operations. The risk management and compliance programs we have adopted and related actions that we take may not fully mitigate legal and compliance risks that we face, particularly in light of the global and diverse nature of our operations and the current enforcement environments in many jurisdictions. For example, when we investigate potential noncompliance under U.S. and non-U.S. law involving GE employees or third parties we work with, in some circumstances we make self-disclosures about our findings to the relevant authorities who may pursue or decline to pursue enforcement proceedings against us in connection with those matters. We are also subject to material trailing legal liabilities from businesses that we dispose of or that are inactive. We also expect that additional legal proceedings and other contingencies will arise from time to time. Moreover, we sell products and services in growth markets where claims arising from alleged violations of law, product failures or other incidents involving our products and services are adjudicated within legal systems that are less developed and less reliable than those of the U.S. or other more developed markets, and this can create additional uncertainty about the outcome of proceedings before courts or other governmental bodies in those markets. See Note 24 for further information about legal proceedings and other loss contingencies.

LEGAL PROCEEDINGS. We are reporting the following environmental matter in compliance with SEC requirements to disclose environmental proceedings where a governmental authority is a party and that involve potential monetary sanctions of $300,000 or greater. In July 2022, GE HealthCare received a notice of intention to impose an administrative fine of approximately $0.6 million related to a December 2019 liquid hazardous waste event at its Rehovot, Israel site. The event involved clean room waste that spilled onto an unsealed floor, leading to an escape of a small amount of liquid to a third-party facility on a lower floor. The Israeli Ministry of Environmental Protection (MEP) concluded that the incident breached the site's toxins permit. In accordance with local law, GE HealthCare responded to MEP's notice of fine challenging both the basis for, and level of, the fine. A decision from MEP is pending. With our spin-off of GE HealthCare in January 2023, GE will no longer report on this matter. Refer to Legal Matters and Environmental, Health and Safety Matters in Note 24 to the consolidated financial statements for further information relating to our legal matters.

MANAGEMENT AND AUDITOR'S REPORTS
MANAGEMENT'S DISCUSSION OF FINANCIAL RESPONSIBILITY. Management is responsible for the preparation of the consolidated financial statements and related information that are presented in this report. The consolidated financial statements, which include amounts based on management's estimates and judgments, have been prepared in conformity with U.S generally accepted accounting principles.

The Company designs and maintains accounting and internal control systems to provide reasonable assurance that assets are safeguarded against loss from unauthorized use or disposition, and that the financial records are reliable for preparing consolidated financial statements and maintaining accountability for assets. These systems are enhanced by policies and procedures, an organizational structure providing division of responsibilities, careful selection and training of qualified personnel, and a program of internal audits.

The Company engaged Deloitte and Touche LLP, an independent registered public accounting firm, to audit and render an opinion on the consolidated financial statements and internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB).

The Board of Directors, through its Audit Committee, which consists entirely of independent directors, meets periodically with management, internal auditors, and our independent registered public accounting firm to ensure that each is meeting its responsibilities and to discuss matters concerning internal controls and financial reporting. Deloitte and Touche LLP and the internal auditors each have full and free access to the Audit Committee.

MANAGEMENT'S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING. Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company. With our participation, an evaluation of the effectiveness of our internal control over financial reporting was conducted as of December 31, 2022, based on the framework and criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based on this evaluation, our management has concluded that our internal control over financial reporting was effective as of December 31, 2022.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. Their report follows.

/s/ H. Lawrence Culp, Jr.	/s/ Carolina Dybeck Happe
H. Lawrence Culp, Jr.	Carolina Dybeck Happe
Chairman and Chief Executive Officer	Chief Financial Officer
February 10, 2023	

DISCLOSURE CONTROLS. Under the direction of our Chief Executive Officer and Chief Financial Officer, we evaluated our disclosure controls and procedures and internal control over financial reporting and concluded that our disclosure controls and procedures were effective as of December 31, 2022. There have been no changes in the Company's internal control over financial reporting during the quarter ended December 31, 2022, that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of General Electric Company

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of General Electric Company and subsidiaries (the "Company") as of December 31, 2022 and 2021, the related consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders' equity, and cash flows for the years ended 2022 and 2021, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 10, 2023, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current-period audit of the financial statements that were communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Sales of services - Revenue recognition on certain long-term service agreements - Refer to Notes 1 and 8 to the financial statements

Critical Audit Matter Description
The Company enters into long-term service agreements with certain customers, predominately within the Aerospace and Power segments. These agreements require the Company to provide maintenance services for customer assets over the contract term, which generally range from 5 to 25 years. Revenue for these agreements is recognized using the percentage of completion method, based on costs incurred relative to total estimated costs over the contract term. As part of the revenue recognition process, the Company estimates both customer payments that are expected to be received and costs to perform maintenance services over the contract term. Key estimates that require significant judgment from management include: (a) how the customer will utilize the assets covered over the contract term; (b) the expected timing and extent of future maintenance and overhaul services; (c) the future cost of materials, labor, and other resources; and (d) forward looking information concerning market conditions.

Given the complexity involved with evaluating the key estimates, which includes significant judgment necessary to estimate customer payments and future costs, auditing these assumptions required a high degree of auditor judgment and extensive audit effort, including the involvement of professionals with specialized skills and industry knowledge.

How the Critical Audit Matter Was Addressed in the Audit
Our auditing procedures over the key estimates described above related to the amount and timing of revenue recognition of the long-term service agreements, predominately within the Aerospace and Power segments, included the following, among others:

- We tested the effectiveness of controls over the revenue recognition process for the long-term service agreements, including controls over management's key estimates.
- We evaluated management's risk assessment process through observation of key meetings and processes, including inspection of documentation, addressing contract status and current market conditions including the timely incorporation of changes that affect total estimated costs to complete the contract and future billings.
- We evaluated the appropriateness and consistency of management's methods and key assumptions applied in recognizing revenue and developing cost estimates.

- We tested management's utilization assumptions for the assets covered over the contract term, which impact the estimated timing and extent of future maintenance and overhaul services by comparing current estimates to historical information and projected market conditions.
- We tested management's process for estimating the timing and amount of costs associated with maintenance, overhaul, and other major events throughout the contract term, including comparing estimates to historical cost experience, performing a retrospective review, performing analytical procedures, and utilizing specialists to evaluate engineering studies and statistical models used by the Company to estimate the useful life of certain components of the installed equipment.

Premium deficiency testing - future policy benefits – refer to Notes 1 and 12 to the financial statements

Critical Audit Matter Description
The Company performs premium deficiency testing to assess the adequacy of future policy benefit reserves on an annual basis or whenever events or changes in circumstances indicate that a premium deficiency event may have occurred. Significant uncertainties exist in testing cash flow projections in the premium deficiency test for these insurance contracts, including consideration of a wide range of possible outcomes of future events over the life of the insurance contracts that can extend for long periods of time.

Given the significant judgments made by management in estimating the cash flow projections used in the premium deficiency test, including the determination of certain key assumptions, auditing the premium deficiency test required a high degree of auditor judgment and an increased extent of effort, including the involvement of our actuarial specialists. Key assumptions impacting the cash flow projections that are sensitive and are more subjective requiring significant judgment by management are discount rate, rate of changes in morbidity, and future long-term care premium rate increases.

How the Critical Audit Matter Was Addressed in the Audit
Our audit procedures, which included the involvement of our actuarial specialists, related to the premium deficiency analysis included the following, among others:

- We tested the effectiveness of controls related to the premium deficiency test process, including controls over the development of key assumptions and management's judgments related to the development of the cash flow projections.
- We tested the underlying data for completeness and accuracy, including historical cash flows that served as the basis for the actuarial estimates.
- We evaluated the key assumptions by considering historical actual experience, sensitivity analyses, relevant industry data when available, and management's basis for changes or lack of change in key assumptions.
- We performed recalculations to assess key assumptions were appropriately applied in the cash flow projections.
- We evaluated management's conclusion for the premium deficiency test and verified the results appropriately reflected key assumptions.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 10, 2023
We have served as the Company's auditor since 2020.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the shareholders and the Board of Directors of General Electric Company

Opinion on Internal Control over Financial Reporting
We have audited the internal control over financial reporting of General Electric Company and subsidiaries (the "Company") as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2022, of the Company and our report dated February 10, 2023, expressed an unqualified opinion on those financial statements.

Basis for Opinion
The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting
A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ DELOITTE & TOUCHE LLP

Boston, Massachusetts
February 10, 2023

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of General Electric Company:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of earnings (loss), comprehensive income (loss), changes in shareholders' equity, and cash flows of the General Electric Company and consolidated affiliates (the Company) for the year ended December 31, 2020, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ KPMG LLP

KPMG LLP

We served as the Company's auditor from 1909 to 2020.

Boston, Massachusetts

February 12, 2021, except for the changes described in the third paragraph of note 1 and the fifth paragraph of note 2, as to which the date is February 11, 2022.

STATEMENT OF EARNINGS (LOSS)

For the years ended December 31 (In millions; per-share amounts in dollars)		2022		2021		2020
Sales of equipment	$	31,976	$	34,200	$	37,584
Sales of services		41,626		36,890		35,385
Insurance revenues (Note 12)		2,954		3,106		2,865
Total revenues		76,555		74,196		75,833
Cost of equipment sold		30,426		31,399		35,242
Cost of services sold		25,109		22,497		22,629
Selling, general and administrative expenses		12,781		11,716		12,628
Separation costs (Note 20)		973		—		—
Research and development		2,813		2,497		2,565
Interest and other financial charges		1,607		1,876		2,068
Debt extinguishment costs (Note 10)		465		6,524		301
Insurance losses, annuity benefits and other costs (Note 12)		2,734		2,410		2,519
Goodwill impairments (Note 7)		—		—		877
Non-operating benefit cost (income)		(532)		1,782		2,430
Total costs and expenses		76,375		80,702		81,259
Other income (loss) (Note 19)		1,231		2,823		11,396
Earnings (loss) from continuing operations before income taxes		1,412		(3,683)		5,970
Benefit (provision) for income taxes (Note 15)		(476)		286		487
Earnings (loss) from continuing operations		936		(3,396)		6,457
Earnings (loss) from discontinued operations, net of taxes (Note 2)		(644)		(3,195)		(911)
Net earnings (loss)		292		(6,591)		5,546
Less net earnings (loss) attributable to noncontrolling interests		67		(71)		(158)
Net earnings (loss) attributable to the Company		225		(6,520)		5,704
Preferred stock dividends		(289)		(237)		(474)
Net earnings (loss) attributable to GE common shareholders	$	(64)	$	(6,757)	$	5,230
Amounts attributable to GE common shareholders						
Earnings (loss) from continuing operations	$	936	$	(3,396)	$	6,457
Less net earnings (loss) attributable to noncontrolling interests, continuing operations		67		(71)		(158)
Earnings (loss) from continuing operations attributable to the Company		869		(3,325)		6,615
Preferred stock dividends		(289)		(237)		(474)
Earnings (loss) from continuing operations attributable to GE common shareholders		581		(3,562)		6,141
Earnings (loss) from discontinued operations attributable to GE common shareholders		(644)		(3,195)		(911)
Net earnings (loss) attributable to GE common shareholders	$	(64)	$	(6,757)	$	5,230
Earnings (loss) per share from continuing operations (Note 18)						
Diluted earnings (loss) per share	$	0.53	$	(3.25)	$	5.46
Basic earnings (loss) per share	$	0.53	$	(3.25)	$	5.46
Net earnings (loss) per share (Note 18)						
Diluted earnings (loss) per share	$	(0.05)	$	(6.16)	$	4.63
Basic earnings (loss) per share	$	(0.06)	$	(6.16)	$	4.63

STATEMENT OF FINANCIAL POSITION

December 31 (In millions)		2022		2021
Cash, cash equivalents and restricted cash	$	17,262	$	15,770
Investment securities (Note 3)		7,609		12,297
Current receivables (Note 4)		17,976		15,620
Inventories, including deferred inventory costs (Note 5)		17,403		15,847
Current contract assets (Note 8)		3,088		4,881
All other current assets (Note 9)		1,521		1,933
Assets of businesses held for sale (Note 2)		1,374		—
Current assets		66,234		66,348
Investment securities (Note 3)		36,048		42,209
Property, plant and equipment – net (Note 6)		14,478		15,609
Goodwill (Note 7)		25,798		26,182
Other intangible assets – net (Note 7)		7,625		9,330
Contract and other deferred assets (Note 8)		6,010		6,124
All other assets (Note 9)		16,998		19,040
Deferred income taxes (Note 15)		11,705		10,855
Assets of discontinued operations (Note 2)		2,892		3,177
Total assets	$	187,788	$	198,874
Short-term borrowings (Note 10)	$	3,757	$	4,361
Accounts payable and equipment project payables (Note 11)		18,644		16,243
Progress collections and deferred income		18,118		17,372
All other current liabilities (Note 14)		14,485		13,977
Liabilities of businesses held for sale (Note 2)		1,944		—
Current liabilities		56,947		51,953
Deferred income		2,006		1,989
Long-term borrowings (Note 10)		28,593		30,824
Insurance liabilities and annuity benefits (Note 12)		33,347		37,166
Non-current compensation and benefits		16,021		21,202
All other liabilities (Note 14)		12,154		13,240
Liabilities of discontinued operations (Note 2)		1,137		887
Total liabilities		150,206		157,262
Preferred stock (Note 16)		6		6
Common stock (Note 16)		15		15
Accumulated other comprehensive income (loss) – net attributable to GE		(1,311)		1,582
Other capital		34,173		34,691
Retained earnings		84,693		85,110
Less common stock held in treasury		(81,209)		(81,093)
Total GE shareholders' equity		36,366		40,310
Noncontrolling interests (Note 16)		1,216		1,302
Total equity		37,582		41,612
Total liabilities and equity	$	187,788	$	198,874

STATEMENT OF CASH FLOWS

For the years ended December 31 (In millions)

		2022	2021	2020
Net earnings (loss)	$	292 $	(6,591) $	5,546
(Earnings) loss from discontinued operations activities		644	3,195	911
Adjustments to reconcile net earnings (loss) to cash from (used for) operating activities				
Depreciation and amortization of property, plant and equipment		1,802	1,871	2,128
Amortization of intangible assets (Note 7)		1,742	1,138	1,336
Goodwill impairments (Note 7)		—	—	877
(Gains) losses on purchases and sales of business interests (Note 19)		(66)	40	(12,469)
(Gains) losses on equity securities (Note 19)		144	(1,656)	2,085
Debt extinguishment costs		465	6,524	301
Principal pension plans cost (Note 13)		575	2,650	3,559
Principal pension plans employer contributions (Note 13)		(325)	(326)	(2,806)
Other postretirement benefit plans (net) (Note 13)		(1,160)	(1,144)	(893)
Provision (benefit) for income taxes (Note 15)		476	(286)	(487)
Cash recovered (paid) during the year for income taxes		(1,127)	(1,165)	(1,441)
Changes in operating working capital:				
Decrease (increase) in current receivables		(3,011)	(177)	(1,319)
Decrease (increase) in inventories, including deferred inventory costs		(2,341)	(702)	1,105
Decrease (increase) in current contract assets		1,463	1,031	1,631
Increase (decrease) in accounts payable and equipment project payables		2,793	(2)	(582)
Increase (decrease) in progress collections and current deferred income		2,492	(1,052)	(247)
Financial services derivatives net collateral/settlement		(154)	(1,143)	1,897
All other operating activities		1,160	(1,317)	(109)
Cash from (used for) operating activities – continuing operations		5,864	888	1,025
Cash from (used for) operating activities – discontinued operations		52	2,444	2,543
Cash from (used for) operating activities		5,916	3,332	3,568
Additions to property, plant and equipment		(1,371)	(1,250)	(1,579)
Dispositions of property, plant and equipment		209	167	203
Additions to internal-use software		(113)	(111)	(151)
Proceeds from sale of discontinued operations		—	22,356	—
Proceeds from principal business dispositions		15	1	20,562
Net cash from (payments for) principal businesses purchased		(30)	(1,550)	(85)
Sales of retained ownership interests		4,717	4,145	417
Net (purchases) dispositions of insurance investment securities		(876)	(1,290)	(1,352)
All other investing activities		(726)	1,237	1,280
Cash from (used for) investing activities – continuing operations		1,825	23,705	19,297
Cash from (used for) investing activities – discontinued operations		444	(2,397)	(2,626)
Cash from (used for) investing activities		2,270	21,308	16,671
Net increase (decrease) in borrowings (maturities of 90 days or less)		65	(710)	(4,168)
Newly issued debt (maturities longer than 90 days)		8,205	364	15,028
Repayments and other debt reductions (maturities longer than 90 days)		(11,205)	(36,521)	(29,632)
Dividends paid to shareholders		(639)	(575)	(648)
Cash received (paid) for debt extinguishment costs		338	(7,196)	(335)
Purchases of GE common stock for treasury		(1,048)	(107)	(28)
All other financing activities		(1,302)	(551)	23
Cash from (used for) financing activities – continuing operations		(5,585)	(45,296)	(19,762)
Cash from (used for) financing activities – discontinued operations		—	119	(90)
Cash from (used for) financing activities		(5,585)	(45,177)	(19,852)
Effect of currency exchange rate changes on cash, cash equivalents and restricted cash		(369)	(213)	145
Increase (decrease) in cash, cash equivalents and restricted cash		2,232	(20,750)	531
Cash, cash equivalents and restricted cash at beginning of year		16,859	37,608	37,077
Cash, cash equivalents and restricted cash at December 31		19,092	16,859	37,608
Less cash, cash equivalents and restricted cash of discontinued operations at December 31		1,176	736	623
Cash, cash equivalents and restricted cash of continuing operations at December 31	$	17,916 $	16,123 $	36,985
Supplemental disclosure of cash flows information				
Cash paid during the year for interest	$	(1,561) $	(2,536) $	(2,976)

STATEMENT OF COMPREHENSIVE INCOME (LOSS)

For the years ended December 31 (In millions)		2022		2021		2020
Net earnings (loss)	$	292	$	(6,591)	$	5,546
Less: net earnings (loss) attributable to noncontrolling interests		67		(71)		(158)
Net earnings (loss) attributable to the Company	$	225	$	(6,520)	$	5,704
Currency translation adjustments		(1,355)		(174)		435
Benefit plans		2,889		9,044		1,632
Investment securities and cash flow hedges		(4,425)		2,466		(78)
Less: other comprehensive income (loss) attributable to noncontrolling interests		1		5		6
Other comprehensive income (loss) attributable to the Company	$	(2,893)	$	11,330	$	1,984
Comprehensive income (loss)	$	(2,600)	$	4,745	$	7,536
Less: comprehensive income (loss) attributable to noncontrolling interests		68		(66)		(152)
Comprehensive income (loss) attributable to the Company	$	(2,668)	$	4,810	$	7,688

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

For the years ended December 31 (In millions)		2022		2021		2020
Preferred stock issued	$	6	$	6	$	6
Common stock issued	$	15	$	15	$	702
Beginning balance		1,582		(9,749)		(11,732)
Currency translation adjustments		(1,353)		(177)		433
Benefit plans		2,886		9,041		1,628
Investment securities and cash flow hedges		(4,425)		2,466		(78)
Accumulated other comprehensive income (loss)	$	(1,311)	$	1,582	$	(9,749)
Beginning balance		34,691		34,307		34,405
Gains (losses) on treasury stock dispositions		(741)		(740)		(703)
Stock-based compensation		362		429		429
Other changes(a)		(139)		696		176
Other capital	$	34,173	$	34,691	$	34,307
Beginning balance		85,110		92,247		87,732
Net earnings (loss) attributable to the Company		225		(6,520)		5,704
Dividends and other transactions with shareholders		(642)		(617)		(1,014)
Changes in accounting		—		—		(175)
Retained earnings	$	84,693	$	85,110	$	92,247
Beginning balance		(81,093)		(81,961)		(82,797)
Purchases		(1,048)		(107)		(28)
Dispositions		931		974		864
Common stock held in treasury	$	(81,209)	$	(81,093)	$	(81,961)
GE shareholders' equity balance		36,366		40,310		35,552
Noncontrolling interests balance		1,216		1,302		1,522
Total equity balance at December 31	$	37,582	$	41,612	$	37,073

(a) Included $687 million related to the change in par value of issued common stock from $0.06 to $0.01 in the year ended December 31, 2021.

NOTE 1. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

FINANCIAL STATEMENT PRESENTATION. Our financial statements are prepared in conformity with U.S. generally accepted accounting principles (GAAP), which requires us to make estimates based on assumptions about current, and for some estimates, future, economic and market conditions which affect reported amounts and related disclosures in our financial statements. Although our current estimates contemplate current and expected future conditions, as applicable, it is reasonably possible that actual conditions could differ from our expectations, which could materially affect our results of operations, financial position and cash flows. Such changes could result in future impairments of goodwill, intangibles, long-lived assets and investment securities, revisions to estimated profitability on long-term product service agreements, incremental credit losses on receivables and debt securities, a change in the carrying amount of our tax assets and liabilities, or a change in our insurance liabilities and pension obligations as of the time of a relevant measurement event.

In preparing our Statement of Cash Flows, we make certain adjustments to reflect cash flows that cannot otherwise be calculated by changes in our Statement of Financial Position. These adjustments may include, but are not limited to, the effects of currency exchange, acquisitions and dispositions of businesses, businesses classified as held for sale, the timing of settlements to suppliers for property, plant and equipment, non-cash gains/losses and other balance sheet reclassifications.

We have reclassified certain prior-year amounts to conform to the current-year's presentation, including retrospective adjustments made in 2021 to present: the remainder of our former Capital segment within Corporate, sales of spare parts within Sales of services and the related costs as Costs of services sold, and earnings per share to reflect the reverse stock split. Unless otherwise noted, tables are presented in U.S. dollars in millions. Certain columns and rows may not add due to the use of rounded numbers. Percentages presented are calculated from the underlying numbers in millions. Earnings per share amounts are computed independently for earnings from continuing operations, earnings from discontinued operations and net earnings. As a result, the sum of per-share amounts may not equal the total. Unless otherwise indicated, information in these notes to consolidated financial statements relates to continuing operations. Certain of our operations have been presented as discontinued. We present businesses whose disposal represents a strategic shift that has, or will have, a major effect on our operations and financial results as discontinued operations when the components meet the criteria for held for sale, are sold, or spun-off. See Note 2 for further information.

On January 3, 2023, General Electric Company (the Company or GE) completed the previously announced separation (the Separation) of its HealthCare business, into a separate, independent publicly traded company. See Note 28 for further information.

CONSOLIDATION. Our financial statements consolidate all of our affiliates, entities where we have a controlling financial interest, most often because we hold a majority voting interest, or where we are required to apply the variable interest entity (VIE) model because we have the power to direct the most economically significant activities of entities. We reevaluate whether we have a controlling financial interest in all entities when our rights and interests change.

REVENUES FROM THE SALE OF EQUIPMENT. Performance Obligations Satisfied Over Time. We recognize revenue on agreements for the sale of customized goods including power generation equipment, long-term construction projects and military development contracts on an over-time basis as we customize the customer's equipment during the manufacturing or integration process and obtain right to payment for work performed.

We recognize revenue as we perform under the arrangements using the percentage of completion method, which is based on our costs incurred to date relative to our estimate of total expected costs. Our estimate of costs to be incurred to fulfill our promise to a customer is based on our history of manufacturing or constructing similar assets for customers and is updated routinely to reflect changes in quantity or pricing of the inputs. We provide for potential losses on these agreements when it is probable that we will incur the loss.

Our billing terms for these over-time contracts are generally based on achieving specified milestones. The differences between the timing of our revenue recognized (based on costs incurred) and customer billings (based on contractual terms) results in changes to our contract asset or contract liability positions. See Note 8 for further information.

Performance Obligations Satisfied at a Point in Time. We recognize revenue on agreements for non-customized equipment including commercial aircraft engines, healthcare equipment and other goods we manufacture on a standardized basis for sale to the market at the point in time that the customer obtains control of the product, which is generally no earlier than when the customer has physical possession. We use proof of delivery for certain large equipment with more complex logistics, whereas the delivery of other equipment is estimated based on historical averages of in-transit periods (i.e., time between shipment and delivery).

Where arrangements include customer acceptance provisions based on seller or customer-specified objective criteria, we recognize revenue when we have concluded that the customer has control of the equipment and that acceptance is likely to occur. We do not provide for anticipated losses on point-in-time transactions prior to transferring control of the equipment to the customer.

Our billing terms for these point-in-time equipment contracts generally coincide with delivery to the customer; however, within certain businesses, we receive progress collections from customers for large equipment purchases, to generally reserve production slots.

REVENUES FROM THE SALE OF SERVICES. Consistent with our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) discussion and the way we manage our businesses, we refer to sales under service agreements, which includes both goods (such as spare parts and equipment upgrades) and related services (such as monitoring, maintenance and repairs) as sales of "services," which is an important part of our operations. We sometimes offer our customers financing discounts for the purchase of certain equipment when sold in contemplation of long-term service agreements. These sales are accounted for as financing arrangements when payments for the equipment are collected through higher usage-based fees from servicing the equipment. See Note 8 for further information.

Performance Obligations Satisfied Over Time. We enter into long-term service agreements with our customers primarily within our Aerospace and Power segments. These agreements require us to provide preventative maintenance, overhauls, and standby "warranty-type" services that include certain levels of assurance regarding asset performance and uptime throughout the contract periods, which generally range from 5 to 25 years. We account for items that are integral to the maintenance of the equipment as part of our performance obligation, unless the customer has a substantive right to make a separate purchasing decision (e.g., equipment upgrade).

We recognize revenue as we perform under the arrangements using the percentage of completion method which is based on our costs incurred to date relative to our estimate of total expected costs. Throughout the life of a contract, this measure of progress captures the nature, timing and extent of our underlying performance activities as our stand-ready services often fluctuate between routine inspections and maintenance, unscheduled service events and major overhauls at predetermined usage intervals. We provide for potential losses on these agreements when it is probable that we will incur the loss.

Our billing terms for these arrangements are generally based on the utilization of the asset (e.g., per hour of usage) or upon the occurrence of a major maintenance event within the contract, such as an overhaul. The differences between the timing of our revenue recognized (based on costs incurred) and customer billings (based on contractual terms) results in changes to our contract asset or contract liability positions. See Note 8 for further information.

We also enter into long-term services agreements in our HealthCare and Renewable Energy segments. Revenues are recognized for these arrangements on a straight-line basis consistent with the nature, timing and extent of our services, which primarily relate to routine maintenance and as needed equipment repairs. We generally invoice periodically as services are provided.

Performance Obligations Satisfied at a Point in Time. We sell certain tangible products, largely spare parts, through our services businesses. We recognize revenues and bill our customers at the point in time that the customer obtains control of the good, which is at the point in time we deliver the spare part to the customer.

COLLABORATIVE ARRANGEMENTS. Our Aerospace business enters into collaborative arrangements and joint ventures with manufacturers and suppliers of components used to build and maintain certain engines. Under these arrangements, GE and its collaborative partners share in the risks and rewards of these programs through various revenue, cost and profit sharing payment structures. GE recognizes revenue and costs for these arrangements based on the scope of work GE is responsible for transferring to its customers. GE's payments to participants are primarily recorded as either cost of services sold ($2,898 million, $2,125 million and $2,407 million for the years ended December 31, 2022, 2021, and 2020, respectively) or as cost of equipment sold ($658 million, $751 million and $1,093 million for the years ended December 31, 2022, 2021 and 2020, respectively). Our most significant collaborative arrangement is with Safran Aircraft Engines, a subsidiary of Safran Group of France, which sells LEAP and CFM56 engines through CFM International, a jointly owned non-consolidated company. GE makes substantial sales of parts and services to CFM International based on arms-length terms.

INSURANCE REVENUES. Insurance revenues are comprised primarily of premiums and investment income related to our run-off Insurance business. For traditional long-duration insurance contracts, we report premiums as revenue when due. Premiums received on non-traditional long-duration insurance contracts and investment contracts, including annuities without significant mortality risk, are not reported as revenues but rather as deposit liabilities. We recognize revenues for charges and assessments on these contracts, mostly for mortality, contract initiation, administration and surrender. Amounts credited to policyholder accounts are charged to expense.

CASH, CASH EQUIVALENTS AND RESTRICTED CASH. Debt securities and money market instruments with original maturities of three months or less are included in cash, cash equivalents and restricted cash unless classified as available-for-sale investment securities. Restricted cash primarily comprised funds restricted in connection with certain ongoing litigation matters and amounted to $745 million and $317 million at December 31, 2022 and 2021, respectively.

INVESTMENT SECURITIES. We report investments in available-for-sale debt securities and certain equity securities at fair value. Unrealized gains and losses on available-for-sale debt securities are recorded to other comprehensive income, net of applicable taxes and adjustments related to our insurance liabilities. Unrealized gains and losses on equity securities with readily determinable fair values are recorded to earnings.

Although we generally do not have the intent to sell any specific debt securities in the ordinary course of managing our portfolio, we may sell debt securities prior to their maturities for a variety of reasons, including diversification, credit quality, yield and liquidity requirements and the funding of claims and obligations to policyholders.

We regularly review investment securities for impairment. For debt securities, if we do not intend to sell the security or it is not more likely than not that we will be required to sell the security before recovery of our amortized cost, we evaluate qualitative criteria, such as the financial health of and specific prospects for the issuer, to determine whether we do not expect to recover the amortized cost basis of the security. We also evaluate quantitative criteria including determining whether there has been an adverse change in expected future cash flows. If we do not expect to recover the entire amortized cost basis of the security, we consider the security to contain an expected credit loss, and we record the difference between the security's amortized cost basis and its recoverable amount in earnings as an allowance for credit loss and the difference between the security's recoverable amount and fair value in other comprehensive income. If we intend to sell the security or it is more likely than not we will be required to sell the security before recovery of its amortized cost basis, the security is considered impaired, and we recognize the entire difference between the security's amortized cost basis and its fair value in earnings. See Note 3 for further information.

CURRENT RECEIVABLES. Amounts due from customers arising from the sales of equipment and services are recorded at the outstanding amount, less allowance for losses. We regularly monitor the recoverability of our receivables. See Note 4 for further information.

ALLOWANCE FOR CREDIT LOSSES. When we record customer receivables, contract assets and financing receivables arising from revenue transactions, as well as commercial mortgage loans and reinsurance recoverables in our run-off insurance operations, financial guarantees and certain commitments, we record an allowance for credit losses for the current expected credit losses (CECL) inherent in the asset over its expected life. The allowance for credit losses is a valuation account deducted from the amortized cost basis of the assets to present their net carrying value at the amount expected to be collected. Each period, the allowance for credit losses is adjusted through earnings to reflect expected credit losses over the remaining lives of the assets. We evaluate debt securities with unrealized losses to determine whether any of the losses arise from concerns about the issuer's credit or the underlying collateral and record an allowance for credit losses, if required.

We estimate expected credit losses based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. When measuring expected credit losses, we pool assets with similar country risk and credit risk characteristics. Changes in the relevant information may significantly affect the estimates of expected credit losses.

INVENTORIES. All inventories are stated at lower of cost or realizable values. Cost of inventories is primarily determined on a first-in, first-out (FIFO) basis. See Note 5 for further information.

PROPERTY, PLANT AND EQUIPMENT. The cost of property, plant and equipment is generally depreciated on a straight-line basis over its estimated economic life. See Note 6 for further information.

LEASE ACCOUNTING FOR LESSEE ARRANGEMENTS. At lease commencement, we record a lease liability and corresponding right-of-use (ROU) asset. Options to extend the lease are included as part of the ROU lease asset and liability when it is reasonably certain the Company will exercise the option. We have elected to include lease and non-lease components in determining our lease liability for all leased assets except our vehicle leases. Non-lease components are generally services that the lessor performs for the Company associated with the leased asset. The present value of our lease liability is determined using our incremental collateralized borrowing rate at lease inception. For leases with an initial term of 12 months or less, an ROU asset and lease liability is not recognized and lease expense is recognized on a straight-line basis over the lease term. We test ROU assets whenever events or changes in circumstance indicate that the asset may be impaired.

GOODWILL AND OTHER INTANGIBLE ASSETS. We test goodwill at least annually for impairment at the reporting unit level. We recognize an impairment charge if the carrying amount of a reporting unit exceeds its fair value. When a portion of a reporting unit is disposed, goodwill is allocated to the gain or loss on disposition based on the relative fair values of the business or businesses disposed and the portion of the reporting unit that will be retained.

For other intangible assets that are not deemed indefinite-lived, cost is generally amortized on a straight-line basis over the asset's estimated economic life, except for individually significant customer-related intangible assets that are amortized in relation to total related sales. Amortizable intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amounts may not be recoverable. In these circumstances, they are tested for impairment based on undiscounted cash flows and, if impaired, written down to estimated fair value based on either discounted cash flows or appraised values. See Note 7 for further information.

DERIVATIVES AND HEDGING. We use derivatives to manage a variety of risks, including risks related to interest rates, foreign exchange, certain equity investments and commodity prices. Accounting for derivatives as hedges requires that, at inception and over the term of the arrangement, the hedged item and related derivative meet the requirements for hedge accounting. In evaluating whether a particular relationship qualifies for hedge accounting, we test effectiveness at inception and each reporting period thereafter by determining whether changes in the fair value of the derivative offset, within a specified range, changes in the fair value of the hedged item. If fair value changes fail this test, we discontinue applying hedge accounting to that relationship prospectively. Fair values of both the derivative instrument and the hedged item are calculated using internal valuation models incorporating market-based assumptions, subject to third-party confirmation, as applicable. See Note 22 for further information.

DEFERRED INCOME TAXES. Deferred income tax balances reflect the effects of temporary differences between the carrying amounts of assets and liabilities and their tax bases, as well as from net operating loss and tax credit carryforwards, and are stated at enacted tax rates expected to be in effect when those taxes are paid or recovered. Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. We evaluate the recoverability of these future tax deductions and credits by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. To the extent we consider it more likely than not that a deferred tax asset will not be recovered, a valuation allowance is established. Deferred taxes, as needed, are provided for our investment in affiliates and associated companies when we plan to remit those earnings. See Note 15 for further information.

INSURANCE LIABILITIES AND ANNUITY BENEFITS. Our run-off insurance operations include providing insurance and reinsurance for life and health risks and providing certain annuity products. Primary product types include long-term care, structured settlement annuities, life and disability insurance contracts and investment contracts. Insurance contracts are contracts with significant mortality and/or morbidity risks, while investment contracts are contracts without such risks.

Liabilities for traditional long-duration insurance contracts include both future policy benefit reserves and claims reserves. Future policy benefit reserves represent the present value of future policy benefits less the present value of future gross premiums based on actuarial assumptions. Liabilities for investment contracts equal the account value, that is, the amount that accrues to the benefit of the contract or policyholder including credited interest and assessments through the financial statement date.

Claim reserves are established when a claim is incurred or is estimated to have been incurred and represent our best estimate of the present value of the ultimate obligations for future claim payments and claim adjustments expenses.

To the extent that unrealized gains on specific investment securities supporting our insurance contracts would result in a premium deficiency, should those gains be realized, an increase in future policy benefit reserves is recorded, with an offsetting after-tax reduction to net unrealized gains recorded in other comprehensive income.

Reinsurance recoverables are recorded when we cede insurance risk to third parties but are not relieved from our primary obligation to policyholders and cedents. When losses on ceded risks give rise to claims for recovery, we establish allowances for probable losses on such receivables from reinsurers as required. See Note 12 for further information.

POSTRETIREMENT BENEFIT PLANS. We sponsor a number of pension and retiree health and life insurance benefit plans that we present in three categories, principal pension plans, other pension plans and principal retiree benefit plans. We use a December 31 measurement date for these plans. On our Statement of Financial Position, we measure our plan assets at fair value and the obligations at the present value of the estimated payments to plan participants. Participants earn benefits based on their service and pay. Those estimated future payment amounts are determined based on assumptions. Differences between our actual results and what we assumed are recorded in a separate component of equity each period. These differences are amortized into earnings over the remaining average future service of active employees or the expected life of inactive participants, as applicable, who participate in the plan. See Note 13 for further information.

LOSS CONTINGENCIES. Loss contingencies are existing conditions, situations or circumstances involving uncertainty as to possible loss that will ultimately be resolved when future events occur or fail to occur. Such contingencies include, but are not limited to environmental obligations, litigation, regulatory investigations and proceedings, product quality and losses resulting from other events and developments. When a loss is considered probable and reasonably estimable, we record a liability in the amount of our best estimate for the ultimate loss. When there appears to be a range of possible costs with equal likelihood, liabilities are based on the low-end of such range. Disclosure is provided for material loss contingencies when a loss is probable but a reasonable estimate cannot be made, and when it is reasonably possible that a loss will be incurred or the amount of a loss will exceed the recorded provision. We regularly review contingencies to determine whether the likelihood of loss has changed and to assess whether a reasonable estimate of the loss or range of loss can be made. See Note 24 for further information.

SUPPLY CHAIN FINANCE PROGRAMS. We evaluate supply chain finance programs to ensure where we use a third-party intermediary to settle our trade payables, their involvement does not change the nature, existence, amount, or timing of our trade payables and does not provide the Company with any direct economic benefit. If any characteristics of the trade payables change or we receive a direct economic benefit, we reclassify the trade payables as borrowings.

FAIR VALUE MEASUREMENTS. The following sections describe the valuation methodologies we use to measure financial and non-financial instruments accounted for at fair value including certain assets within our pension plans and retiree benefit plans. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our market assumptions. These inputs establish a fair value hierarchy: Level 1 – Quoted prices for identical instruments in active markets; Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable; and Level 3 – Significant inputs to the valuation model are unobservable.

RECURRING FAIR VALUE MEASUREMENTS. For financial assets and liabilities measured at fair value on a recurring basis, primarily investment securities and derivatives, fair value is the price we would receive to sell an asset or pay to transfer a liability in an orderly transaction with a market participant at the measurement date. In the absence of active markets for the identical assets or liabilities, such measurements involve developing assumptions based on market observable data and, in the absence of such data, internal information that is consistent with what market participants would use in a hypothetical transaction that occurs at the measurement date. See Note 21 for further information.

Debt Securities. When available, we use quoted market prices to determine the fair value of debt securities which are included in Level 1. For our remaining debt securities, we obtain pricing information from an independent pricing vendor. The inputs and assumptions to the pricing vendor's models are derived from market observable sources including benchmark yields, reported trades, broker/dealer quotes, issuer spreads, benchmark securities, bids, offers and other market-related data. These investments are included in Level 2. Our pricing vendors may also provide us with valuations that are based on significant unobservable inputs, and in those circumstances, we classify the investment securities in Level 3.

Annually, we conduct reviews of our primary pricing vendor to validate that the inputs used in that vendor's pricing process are deemed to be market observable as defined in the standard. We believe that the prices received from our pricing vendor are representative of prices that would be received to sell the assets at the measurement date (exit prices) and are classified appropriately in the hierarchy. We use non-binding broker quotes and other third-party pricing services as our primary basis for valuation when there is limited, or no, relevant market activity for a specific instrument or for other instruments that share similar characteristics. Debt securities priced in this manner are included in Level 3.

Equity securities with readily determinable fair values. These publicly traded equity securities are valued using quoted prices and are included in Level 1.

Derivatives. The majority of our derivatives are valued using internal models. The models maximize the use of market observable inputs including interest rate curves and both forward and spot prices for currencies and commodities. Derivative assets and liabilities included in Level 2 primarily represent interest rate swaps, cross-currency swaps and foreign currency and commodity forward and option contracts.

Investments in private equity, real estate and collective funds held within our pension plans. Most investments are generally valued using the net asset value (NAV) per share as a practical expedient for fair value provided certain criteria are met. The NAVs are determined based on the fair values of the underlying investments in the funds. Investments that are measured at fair value using the NAV practical expedient are not required to be classified in the fair value hierarchy. Investments classified within Level 3 primarily relate to real estate and private equities which are valued using unobservable inputs, primarily by discounting expected future cash flows, using comparative market multiples, third-party pricing sources, or a combination of these approaches as appropriate. See Note 13 for further information.

NONRECURRING FAIR VALUE MEASUREMENTS. Certain assets are measured at fair value on a nonrecurring basis. These assets may include loans and long-lived assets reduced to fair value upon classification as held for sale, impaired loans based on the fair value of the underlying collateral, impaired equity securities without readily determinable fair value, equity method investments and long-lived assets, and remeasured retained investments in formerly consolidated subsidiaries upon a change in control that results in the deconsolidation of that subsidiary and retention of a noncontrolling stake in the entity. Assets written down to fair value when impaired and retained investments are not subsequently adjusted to fair value unless further impairment occurs.

Equity investments without readily determinable fair value and Associated companies. Equity investments without readily determinable fair value and associated companies are valued using market observable data such as transaction prices when available. When market observable data is unavailable, investments are valued using either a discounted cash flow model, comparative market multiples, third-party pricing sources or a combination of these approaches as appropriate. These investments are generally included in Level 3.

Long-lived Assets. Fair values of long-lived assets are primarily derived internally and are based on observed sales transactions for similar assets. In other instances for which we do not have comparable observed sales transaction data, collateral values are developed internally and corroborated by external appraisal information. Adjustments to third-party valuations may be performed in circumstances where market comparables are not specific to the attributes of the specific collateral or appraisal information may not be reflective of current market conditions due to the passage of time and the occurrence of market events since receipt of the information.

ACCOUNTING CHANGES. The adoption of the new guidance on accounting for long duration insurance contracts on January 1, 2023 will significantly change the accounting for measurements of our long-duration insurance liabilities and reinsurance recoverables and materially affect our consolidated financial statements. We currently estimate a decrease in Shareholders' equity at the transition date of January 1, 2021 from adoption of the new guidance to be in an after-tax range of $7 billion to $8 billion, including approximately $5.5 billion to $6 billion in Accumulated other comprehensive income (AOCI) and $1.5 billion to $2 billion in Retained earnings. As of December 31, 2022, we estimate the after-tax decrease in Shareholders' equity to be reduced to approximately $3 billion to $4 billion, primarily due to changes in the market interest rate environment subsequent to the transition date.

NOTE 2. BUSINESSES HELD FOR SALE AND DISCONTINUED OPERATIONS. In the first quarter of 2022, we signed a non-binding memorandum of understanding to sell a portion of our Steam business within our Power segment to Électricité de France S.A. (EDF). In the fourth quarter of 2022, we signed a binding agreement for this transaction, and we expect to complete the sale, subject to regulatory approval, in the second half of 2023. Closing the transaction is expected to result in a significant gain.

In the fourth quarter of 2022, we classified our captive industrial insurance subsidiary, with assets of $638 million and liabilities of $372 million, into held for sale and recorded a loss of $17 million in Other income (loss) in our Statement of Earnings (Loss). We expect to complete the sale of this business, subject to regulatory approval, by the first half of 2024.

In the fourth quarter of 2021, we completed the sale of GE's share of our boiler manufacturing business in China in our Power segment. In connection with the transaction, we recorded a loss on the disposal of this business of $170 million in Other income (loss) in our consolidated Statement of Earnings (Loss). See Note 19 for further information.

On March 31, 2020, we completed the sale of our BioPharma business within our HealthCare segment for total consideration of $21,112 million (after certain working capital adjustments) and incurred $185 million of cash payments directly associated with the transaction. As a result, in 2020, we recognized a pre-tax gain of $12,362 million ($11,213 million after-tax) in our Statement of Earnings (Loss).

ASSETS AND LIABILITIES OF BUSINESSES HELD FOR SALE	December 31, 2022	December 31, 2021
Current receivables, inventories and contract assets	$ 495	$ —
Non-current captive insurance investment securities	554	—
Property, plant and equipment and intangible assets - net	232	—
All other assets	94	—
Assets of businesses held for sale	$ 1,374	$ —
Progress collections and deferred income	$ 1,127	$ —
Insurance liabilities and annuity benefits	358	—
Accounts payable, equipment project payables and all other liabilities	458	—
Liabilities of businesses held for sale	$ 1,944	$ —

DISCONTINUED OPERATIONS primarily comprise our GE Capital Aviation Services (GECAS) business, discontinued in 2021, our mortgage portfolio in Poland, and other trailing assets and liabilities associated with prior dispositions. Results of operations, financial position and cash flows for these businesses are reported as discontinued operations for all periods presented and the notes to the financial statements have been adjusted on a retrospective basis.

GECAS/AerCap. On November 1, 2021, we completed the combination of our GECAS business with AerCap Holdings N.V. (AerCap). We deconsolidated this business, reclassified its results to discontinued operations for all periods presented and recognized a non-cash after-tax loss of $3,882 million in discontinued operations for the year ended December 31, 2021.

We have continuing involvement with AerCap, primarily through our ownership interest, ongoing sales or leases of products and services, and transition services that we provide to AerCap. For the year ended December 31, 2022, we had direct and indirect sales of $162 million to AerCap, primarily related to engine services and sales, and purchases of $174 million from AerCap, primarily related to engine leases. We paid net cash of $48 million to AerCap related to this activity.

Bank BPH. The mortgage portfolio in Poland (Bank BPH) comprises floating rate residential mortgages, 85% of which are indexed to or denominated in foreign currencies (primarily Swiss francs). At December 31, 2022, the total portfolio had a carrying value, net of reserves, of $1,199 million. The portfolio is recorded at the lower of cost or fair value, less cost to sell, which reflects market yields as well as estimates with respect to ongoing litigation in Poland related to foreign currency-denominated mortgages and other factors. Loss from discontinued operations included $720 million, $509 million and $121 million non-cash pre-tax charges for the years ended December 31, 2022, 2021 and 2020, respectively, reflecting estimates with respect to ongoing litigation as well as market yields. To ensure appropriate capital levels, we made capital contributions in cash of $530 million and $360 million into Bank BPH during the second quarter of 2022 and fourth quarter of 2021, respectively. Future changes in the estimated legal liabilities or market yields could result in further losses and capital contributions related to these loans in future reporting periods beyond the amounts that we currently estimate. See Note 24 for further information.

RESULTS OF DISCONTINUED OPERATIONS

For the year ended December 31, 2022	GECAS	Bank BPH & Other	Total
Total revenues	$ —	$ —	$ —
Cost of equipment and services sold	—	—	—
Other income, costs and expenses	—	(808)	(808)
Earnings (loss) of discontinued operations before income taxes	—	(808)	(808)
Benefit (provision) for income taxes	—	(32)	(32)
Earnings (loss) of discontinued operations, net of taxes(a)	—	(841)	(841)
Gain (loss) on disposal before income taxes	(18)	75	58
Benefit (provision) for income taxes	139	—	139
Gain (loss) on disposal, net of taxes	121	75	196
Earnings (loss) from discontinued operations, net of taxes	$ 121	$ (765)	$ (644)

For the year ended December 31, 2021	GECAS	Bank BPH & Other	Total
Total revenues	$ —	$ —	$ —
Cost of equipment and services sold	(398)	—	(398)
Other income, costs and expenses	1,992	(599)	1,393
Earnings (loss) of discontinued operations before income taxes	1,594	(599)	995
Benefit (provision) for income taxes	(258)	(77)	(335)
Earnings (loss) of discontinued operations, net of taxes(a)	1,336	(676)	660
Gain (loss) on disposal before income taxes	(3,312)	65	(3,246)
Benefit (provision) for income taxes	(570)	(38)	(608)
Gain (loss) on disposal, net of taxes	(3,882)	27	(3,855)
Earnings (loss) from discontinued operations, net of taxes	$ (2,546)	$ (648)	$ (3,195)

For the year ended December 31, 2020			
Total revenues	$ —	$ —	$ —
Cost of equipment and services sold	(2,555)	—	(2,555)
Other income, costs and expenses	1,781	(195)	1,586
Earnings (loss) of discontinued operations before income taxes	(773)	(195)	(968)
Benefit (provision) for income taxes	(13)	101	89
Earnings (loss) of discontinued operations, net of taxes(a)	(786)	(93)	(879)
Gain (loss) on disposal before income taxes	—	(31)	(31)
Benefit (provision) for income taxes	—	(1)	(1)
Gain (loss) on disposal, net of taxes	—	(32)	(32)
Earnings (loss) from discontinued operations, net of taxes	$ (786)	$ (125)	$ (911)

(a) Earnings (loss) of discontinued operations from GECAS operations included zero, $359 million and $2,545 million of depreciation and amortization for the years ended December 31, 2022, 2021 and 2020, respectively. GECAS depreciation and amortization ceased on March 10, 2021.

ASSETS AND LIABILITIES OF DISCONTINUED OPERATIONS	December 31, 2022	December 31, 2021
Cash, cash equivalents and restricted cash	$ 1,176	$ 736
Financing receivables held for sale (Polish mortgage portfolio)	1,199	1,799
Property, plant, and equipment - net	73	88
All other assets	444	554
Assets of discontinued operations	$ 2,892	$ 3,177
Accounts payable and all other liabilities	$ 1,137	$ 887
Liabilities of discontinued operations	$ 1,137	$ 887

NOTE 3. INVESTMENT SECURITIES. All of our debt securities are classified as available-for-sale and substantially all are investment-grade supporting obligations to annuitants and policyholders in our run-off insurance operations. We manage the investments in our run-off insurance operations under strict investment guidelines, including limitations on asset class concentration, single issuer exposures, asset-liability duration variances, and other factors to meet credit quality, yield, liquidity and diversification requirements associated with servicing our insurance liabilities under reasonable circumstances. This process includes consideration of various asset allocation strategies and incorporates information from several external investment advisors to improve our investment yield subject to maintaining our ability to satisfy insurance liabilities when due, as well as considering our risk-based capital requirements, regulatory constraints, and tolerance for surplus volatility. Asset allocation planning is a dynamic process that considers changes in market conditions, risk appetite, liquidity needs and other factors, which are reviewed on a periodic basis by our investment team. On November 1, 2021, we received 111.5 million ordinary shares of AerCap (approximately 46% ownership interest) and an AerCap senior note as partial consideration in conjunction with the GECAS transaction, for which we have adopted the fair value option. Our investment in Baker Hughes (BKR) comprises 7.0 million shares (approximately 1% ownership interest) at December 31, 2022. Both our AerCap and BKR investments are recorded as Equity securities with readily determinable fair values. Investment securities held within insurance entities are classified as non-current as they support the long-duration insurance liabilities.

	December 31, 2022				December 31, 2021			
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated fair value
Equity and note (AerCap)	$ —	$ —	$ —	$ 7,403	$ —	$ —	$ —	$ 8,287
Equity (Baker Hughes)	—	—	—	207	—	—	—	4,010
Current investment securities	$ —	$ —	$ —	$ 7,609	$ —	$ —	$ —	$ 12,297
Debt								
U.S. corporate	$ 26,921	$ 675	$ (2,164)	$ 25,432	$ 25,182	$ 5,502	$ (33)	$ 30,652
Non-U.S. corporate	2,548	18	(300)	2,266	2,361	343	(4)	2,701
State and municipal	2,898	66	(241)	2,722	2,639	573	(6)	3,205
Mortgage and asset-backed	4,442	21	(290)	4,173	3,950	117	(47)	4,019
Government and agencies	1,172	2	(147)	1,026	1,086	104	(2)	1,188
Other equity	429	—	—	429	443	—	—	443
Non-current investment securities	$ 38,410	$ 781	$ (3,143)	$ 36,048	$ 35,662	$ 6,639	$ (92)	$ 42,209

The amortized cost of debt securities excludes accrued interest of $457 million and $415 million at December 31, 2022 and 2021, respectively, which is reported in All other current assets.

The estimated fair value of investment securities at December 31, 2022 decreased since December 31, 2021, primarily due to higher market yields and widening credit spreads, BKR share sales, and the mark-to-market effect on our equity interest in AerCap, partially offset by new insurance investments, including related to the recapture transaction, and the mark-to-market effect on our remaining equity interest in BKR. See Note 12 for further information about the recapture transaction.

Total estimated fair value of debt securities in an unrealized loss position were $21,482 million and $3,446 million, of which $3,275 million and $644 million had gross unrealized losses of $(835) million and $(42) million and had been in a loss position for 12 months or more at December 31, 2022 and 2021, respectively. Gross unrealized losses of $(3,143) million at December 31, 2022 included $(2,164) million related to U.S. corporate securities, $(182) million related to commercial mortgage-backed securities (CMBS) collateralized by pools of commercial mortgage loans on real estate, and $(106) million related to Asset-backed securities. The majority of our U.S. corporate securities' gross unrealized losses were in the consumer, electric, technology, insurance and energy industries. The majority of our CMBS and Asset-backed securities in an unrealized loss position have received investment-grade credit ratings from the major rating agencies. For our securities in an unrealized loss position, the losses are not indicative of credit losses, we currently do not intend to sell the investments, and it is not likely that we will be required to sell the investments before recovery of their amortized cost basis.

Net unrealized gains (losses) for equity securities with readily determinable fair values, which are recorded in Other income (loss) within continuing operations, were $(65) million, $1,656 million and $(1,670) million for the years ended December 31, 2022, 2021 and 2020, respectively.

Proceeds from debt and equity securities sales, early redemptions by issuers and principal payments on the BKR promissory note totaled $7,268 million, $6,666 million and $5,060 million for the years ended December 31, 2022, 2021 and 2020, respectively. Gross realized gains on debt securities were $34 million, $69 million and $173 million for the years ended December 31, 2022, 2021 and 2020, respectively. Gross realized losses and impairments on debt securities were $(42) million, $(11) million and $(68) million for the years ended December 31, 2022, 2021 and 2020, respectively.

Cash flows associated with purchases, dispositions and maturities of insurance investment securities are as follows:

For the years ended December 31	2022	2021
Purchases of investment securities	$ (4,046)	$ (4,286)
Dispositions and maturities of investment securities	3,170	2,997
Net (purchases) dispositions of insurance investment securities	$ (876)	$ (1,290)

Contractual maturities of our debt securities (excluding mortgage and asset-backed securities) at December 31, 2022 are as follows:

	Amortized cost	Estimated fair value
Within one year	$ 413	$ 409
After one year through five years	4,287	4,247
After five years through ten years	5,910	5,869
After ten years	22,928	20,920

We expect actual maturities to differ from contractual maturities because borrowers have the right to call or prepay certain obligations.

In addition to the equity securities described above, we hold $731 million and $441 million of equity securities without readily determinable fair values at December 31, 2022 and 2021, respectively, that are classified within non-current All other assets in our Statement of Financial Position. Fair value adjustments, including impairments, recorded in earnings were $(11) million, $46 million and $(141) million for the years ended December 31, 2022, 2021 and 2020, respectively.

Our run-off insurance operations have approximately $800 million of assets held by states or other regulatory bodies in statutorily required deposit accounts, and approximately $29,700 million of assets held in trust accounts, including $2,300 million to be added in the first quarter of 2023, associated with reinsurance contracts and reinsurance security trust agreements in place between either Employers Reassurance Corporation (ERAC) or Union Fidelity Life Insurance Company (UFLIC) as the reinsuring entity and a number of ceding insurers. Assets in these trusts are held by an independent trustee for the benefit of the ceding insurer, and are subject to various investment guidelines as set forth in the respective reinsurance contracts and trust agreements. Some of these trust agreements may allow a ceding company to withdraw trust assets from the trust and hold these assets on its balance sheet, in an account under its control for the benefit of ERAC or UFLIC which might allow the ceding company to exercise investment control over such assets.

NOTE 4. CURRENT AND LONG-TERM RECEIVABLES

CURRENT RECEIVABLES

December 31		2022	2021
Customer receivables	$	14,916 $	13,079
Revenue sharing program receivables(a)		1,326	1,166
Non-income based tax receivables		1,320	1,222
Supplier advances		711	596
Receivables from disposed businesses		115	148
Other sundry receivables		447	483
Allowance for credit losses(b)		(859)	(1,074)
Total current receivables	$	17,976 $	15,620

(a) Revenue sharing program receivables in Aerospace are amounts due from third parties who participate in engine programs by developing and supplying certain engine components through the life of the program. The participants share in program revenues, receive a share of customer progress payments and share costs related to discounts and warranties.

(b) Allowance for credit losses decreased primarily due to write-offs, recoveries and foreign currency impact, partially offset by net new provisions of $48 million.

December 31		2022	2021
Aerospace	$	7,784 $	5,812
Renewable Energy		2,415	2,218
Power		4,229	4,092
HealthCare		3,354	3,255
Corporate		195	244
Total current receivables	$	17,976 $	15,620

Sales of customer receivables. Previously, GE businesses sold customer receivables to our Working Capital Solutions (WCS) business. These programs were discontinued in 2021. Separately, the Company from time to time sells current or long-term receivables to third parties in response to customer-sponsored requests or programs, to facilitate sales, or for risk mitigation purposes. Activity related to current customer receivables sold by GE businesses is as follows:

		2022		2021	
		Third Parties		WCS	Third Parties
Balance at January 1	$	161 $	3,618 $	2,992
GE businesses sales to WCS		—	13,773	—
GE businesses sales to third parties(a)		2,061	—	1,415
WCS sales to third parties		—	(10,816)	10,816
Collections and other		(2,163)	(6,676)	(15,062)
Reclassification from long-term customer receivables		41	100	—
Balance at December 31	$	100 $	— $	161

(a) The Company sold current customer receivables to third parties related primarily to our participation in customer-sponsored supply chain finance programs. Within these programs, primarily in Renewable Energy and Aerospace, the Company has no continuing involvement, fees associated with the transferred receivables are covered by the customer and cash is received at the original invoice due date.

LONG-TERM RECEIVABLES

December 31		2022	2021
Long-term customer receivables(a)	$	535 $	521
Financing receivables		386	592
Supplier advances		277	309
Non-income based tax receivables		241	245
Receivables from disposed businesses		51	150
Sundry receivables		406	440
Allowance for credit losses		(223)	(160)
Total long-term receivables	$	1,672 $	2,097

(a) The Company sold $86 million and $53 million of long-term customer receivables to third parties for the years ended December 31, 2022 and 2021, respectively, primarily in our Gas Power business for risk mitigation purposes.

NOTE 5. INVENTORIES, INCLUDING DEFERRED INVENTORY COSTS

December 31		2022	2021
Raw materials and work in process	$	10,356 $	8,710
Finished goods		5,030	4,927
Deferred inventory costs(a)		2,017	2,210
Inventories, including deferred inventory costs	$	17,403 $	15,847

(a) Represents cost deferral for shipped goods (such as components for wind turbine assemblies within our Renewable Energy segment) and labor and overhead costs on time and material service contracts (primarily originating in Power and Aerospace) and other costs for which the criteria for revenue recognition has not yet been met.

NOTE 6. PROPERTY, PLANT AND EQUIPMENT AND OPERATING LEASES

	Depreciable lives	Original Cost		Net Carrying Value	
December 31	(in years)	2022	2021	2022	2021
Land and improvements	8	$ 542 $	585 $	530 $	576
Buildings, structures and related equipment	8 - 40	7,913	8,311	3,483	3,728
Machinery and equipment	4 - 20	21,119	21,036	6,913	7,356
Leasehold costs and manufacturing plant under construction	1 - 10	2,059	1,971	1,415	1,343
ROU operating lease assets				2,137	2,606
Property, plant and equipment - net		$ 31,633 $	31,904 $	14,478 $	15,609

In the first quarter of 2022, we signed a non-binding memorandum of understanding for GE Steam Power to sell a portion of its business to EDF, which resulted in a reclassification of that business to held for sale. As a result, we recognized a non-cash pre-tax impairment charge of $59 million related to property, plant and equipment at our remaining Steam business within our Power segment. This charge was recorded by Corporate in Selling, general, and administrative expenses in our consolidated Statement of Earnings (Loss).

Operating Lease Liabilities. Our consolidated operating lease liabilities, included in All other liabilities in our Statement of Financial Position, was $2,393 million and $2,848 million, as of December 31, 2022 and 2021, respectively. Substantially all of our operating leases have remaining lease terms of 11 years or less, some of which may include options to extend.

OPERATING LEASE EXPENSE		2022	2021	2020
Long-term (fixed)	$	755 $	770 $	827
Long-term (variable)		147	119	143
Short-term		153	192	206
Total operating lease expense	$	1,055 $	1,081 $	1,176

MATURITY OF LEASE LIABILITIES	2023	2024	2025	2026	2027	Thereafter	Total
Undiscounted lease payments	$ 687 $	567 $	397 $	291 $	206 $	603 $	2,751
Less: imputed interest							(357)
Total lease liability as of December 31, 2022						$	2,393

SUPPLEMENTAL INFORMATION RELATED TO OPERATING LEASES		2022	2021	2020
Operating cash flows used for operating leases	$	790 $	834 $	835
Right-of-use assets obtained in exchange for new lease liabilities		526	603	594
Weighted-average remaining lease term		6.2 years	7.2 years	6.7 years
Weighted-average discount rate		3.8 %	4.0 %	4.6 %

NOTE 7. ACQUISITIONS, GOODWILL AND OTHER INTANGIBLE ASSETS

ACQUISITIONS. On December 21, 2021 our HealthCare business acquired BK Medical, a leader in surgical ultrasound imaging and guidance technology, for $1,455 million. The final purchase price allocation resulted in goodwill of $997 million, amortizable intangible assets of $398 million and indefinite-lived intangible assets of $23 million.

CHANGES IN GOODWILL BALANCES

	Balance at December 31, 2020	Acquisitions	Currency exchange and other	Balance at December 31, 2021	Dispositions	Currency exchange and other	Balance at December 31, 2022
Aerospace	$ 9,247	$ —	$ (234)	$ 9,013	$ (6)	$ (171)	$ 8,835
Renewable Energy	3,401	—	(169)	3,231	—	(30)	3,201
Power	146	—	(1)	145	—	(1)	144
HealthCare	11,855	1,064	(40)	12,879	—	(80)	12,799
Corporate(a)	876	43	(4)	914	—	(96)	818
Total	$ 25,524	$ 1,106	$ (448)	$ 26,182	$ (6)	$ (378)	$ 25,798

(a) Corporate balance at December 31, 2022 and 2021 comprises our Digital business.

In the fourth quarter of 2022, we performed our annual impairment test. Based on the results of this test, the fair values of each of our reporting units exceeded their carrying values, however, we identified two reporting units for which the fair values were not substantially in excess of their carrying values. The fair values of our Digital reporting unit at Corporate and the Additive reporting unit in our Aerospace segment were in excess of their carrying values by 16% and 21%, respectively. At December 31, 2022, our Digital and Additive reporting units had goodwill of $818 million and $239 million, respectively.

Determining the fair value of reporting units requires the use of estimates and significant judgments that are based on a number of factors including actual operating results. It is reasonably possible that the judgments and estimates described above could change in future periods.

		2022			2021		
INTANGIBLE ASSETS SUBJECT TO AMORTIZATION December 31	Useful lives (in years)	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Customer-related(a)	3-15	$ 6,063	$ (3,475)	$ 2,587	$ 6,400	$ (3,250)	$ 3,150
Patents and technology	5-15	8,432	(5,018)	3,415	8,592	(4,361)	4,230
Capitalized software	3-10	5,288	(3,824)	1,464	5,764	(3,999)	1,765
Trademarks & other	2-50	419	(322)	97	449	(313)	136
Total		$ 20,202	$ (12,639)	$ 7,563	$ 21,205	$ (11,923)	$ 9,282

(a) Balance includes payments made to our customers, primarily within our Aerospace business.

December 31		2022	2021
Aerospace	$	4,748	$ 5,019
Renewable Energy		183	229
Power		958	1,965
HealthCare		1,520	1,847
Corporate		216	271
Total other intangible assets, net(a)	$	7,625	$ 9,330

(a) Balances include indefinite-lived intangible assets.

Substantially all other intangible assets are subject to amortization. Intangible assets decreased $1,705 million in 2022, primarily as a result of amortization partially offset by the acquisition of capitalized software and patents and technology mainly at Aerospace and HealthCare of $209 million. Consolidated amortization expense was $1,742 million, $1,138 million and $1,336 million for the years ended December 31, 2022, 2021 and 2020, respectively.

In the first quarter of 2022, we signed a non-binding memorandum of understanding for GE Steam Power to sell a portion of its business to EDF, which resulted in a reclassification of that business to held for sale. As a result, we recognized a non-cash pre-tax impairment charge of $765 million related to intangible assets at our remaining Steam business within our Power segment. We determined the fair value of these intangible assets using an income approach. This charge was recorded by Corporate in Selling, general, and administrative expenses in our consolidated Statement of Earnings (Loss).

Estimated consolidated annual pre-tax amortization for intangible assets over the next five calendar years are as follows:

ESTIMATED 5 YEAR CONSOLIDATED AMORTIZATION	2023	2024	2025	2026	2027
Estimated annual pre-tax amortization	$ 1,025	$ 919	$ 848	$ 751	$ 648

During 2022, we recorded additions to intangible assets subject to amortization of $214 million with a weighted-average amortizable period of 7.1 years, including capitalized software of $172 million, with a weighted-average amortizable period of 5.9 years.

NOTE 8. CONTRACT AND OTHER DEFERRED ASSETS & PROGRESS COLLECTIONS AND DEFERRED INCOME

Contract and other deferred assets decreased $1,907 million in the year ended December 31, 2022 primarily due to decreased long-term service agreements and the timing of billing milestones ahead of revenue recognition on long-term equipment contracts. Our long-term service agreements decreased primarily due to billings of $11,665 million, partially offset by revenues recognized of $9,680 million and net favorable changes in estimated profitability of $85 million at Aerospace and $303 million at Power, primarily attributable to contractual increases in billings, partially offset by cost inflation.

December 31, 2022	Aerospace		Renewable Energy		Power		HealthCare		Corporate		Total
Revenues in excess of billings	$	2,363	$	—	$	5,403	$	—	$	—	$	7,766
Billings in excess of revenues		(6,681)		—		(1,763)		—		—		(8,443)
Long-term service agreements	$	(4,318)	$	—	$	3,640	$	—	$	—	$	(677)
Short-term and other service agreements		391		108		56		174		245		973
Equipment contract revenues		42		955		1,348		447		—		2,792
Current contract assets	$	(3,884)	$	1,063	$	5,044	$	621	$	245	$	3,088
Nonrecurring engineering costs(a)		2,513		17		4		30		—		2,563
Customer advances and other(b)		2,519		—		724		204		—		3,447
Non-current contract and other deferred assets	$	5,032	$	17	$	728	$	234	$	—	$	6,010
Total contract and other deferred assets	$	1,148	$	1,079	$	5,772	$	854	$	245	$	9,098

December 31, 2021	Aerospace		Renewable Energy		Power		HealthCare		Corporate		Total
Revenues in excess of billings	$	2,478	$	—	$	5,495	$	—	$	—	$	7,972
Billings in excess of revenues		(5,731)		—		(1,614)		—		—		(7,346)
Long-term service agreements	$	(3,253)	$	—	$	3,880	$	—	$	—	$	627
Short-term and other service agreements		340		87		80		166		256		928
Equipment contract revenues		33		1,297		1,709		287		—		3,326
Current contract assets	$	(2,881)	$	1,384	$	5,669	$	453	$	256	$	4,881
Nonrecurring engineering costs(a)		2,479		28		12		31		—		2,550
Customer advances and other(b)		2,620		—		801		154		—		3,574
Non-current contract and other deferred assets	$	5,099	$	28	$	813	$	184	$	—	$	6,124
Total contract and other deferred assets	$	2,218	$	1,412	$	6,482	$	637	$	256	$	11,005

(a) Included costs incurred prior to production (such as requisition engineering) for equipment production contracts, primarily within our Aerospace segment, which are amortized ratably over each unit produced.

(b) Included amounts due from customers at Aerospace for the sales of engines, spare parts and services, and at Power, for the sale of services upgrades, which we collect through incremental fixed or usage-based fees from servicing the equipment under long-term service agreements.

Progress collections and deferred income increased $763 million primarily due new collections received in excess of revenue recognition at Aerospace, including increased collections to support higher production, and at Renewable Energy, partially offset by a decrease at Power due to the reclassification of a portion of our GE Steam Power business to held for sale. Revenues recognized for contracts included in a liability position at the beginning of the year were $13,863 million and $14,884 million for the years ended December 31, 2022 and 2021, respectively.

December 31, 2022	Aerospace		Renewable Energy		Power		HealthCare		Corporate		Total
Progress collections on equipment contracts	$	74	$	2,464	$	3,973	$	—	$	—	$	6,511
Other progress collections		5,740		2,731		541		511		131		9,654
Current deferred income		233		208		13		1,391		107		1,952
Progress collections and deferred income	$	6,047	$	5,404	$	4,527	$	1,902	$	238	$	18,118
Non-current deferred income		1,110		183		104		597		12		2,006
Total Progress collections and deferred income	$	7,157	$	5,586	$	4,632	$	2,499	$	250	$	20,124

December 31, 2021	Aerospace	Renewable Energy	Power	HealthCare	Corporate	Total
Progress collections on equipment contracts	$ 142	$ 1,843	$ 5,198	$ —	$ —	$ 7,183
Other progress collections	4,469	2,866	385	522	111	8,354
Current deferred income	170	198	33	1,336	99	1,835
Progress collections and deferred income	$ 4,782	$ 4,907	$ 5,615	$ 1,858	$ 210	$ 17,372
Non-current deferred income	1,090	194	110	592	3	1,989
Total Progress collections and deferred income	$ 5,871	$ 5,101	$ 5,725	$ 2,450	$ 213	$ 19,361

NOTE 9. ALL OTHER ASSETS

December 31		2022	2021
Derivative instruments (Note 22)	$	482	$ 684
Assets held for sale		95	208
Prepaid taxes and deferred charges		395	341
Cash collateral on derivatives		—	76
Accrued interest and investment income		457	426
Other		93	199
All other current assets	$	1,521	$ 1,933
Equity method and other investments		8,554	7,840
Long-term receivables (Note 4)		1,672	2,097
Prepaid taxes and deferred charges		670	800
Insurance receivables		2,315	4,705
Insurance cash and cash equivalents(a)		619	353
Pension surplus		2,578	2,784
Other		591	461
All other non-current assets	$	16,998	$ 19,040
Total All other assets	$	18,520	$ 20,973

(a) Cash and cash equivalents in our insurance entities are subject to regulatory restrictions and used for operations of those entities. Therefore, the balance is included in All other assets.

Equity method investments. Unconsolidated entities over which we have significant influence are accounted for as equity method investments and presented on a one-line basis in All other assets on our Statement of Financial Position. Equity method income includes our share of the results of unconsolidated entities, gains (loss) from sales and impairments of investments, which is included in Other income and in Insurance revenues in our Statement of Earnings (Loss). See Note 1 for further information.

	Equity method investment balance		Equity method income (loss)		
December 31	2022	2021	2022	2021	2020
Aerospace	$ 1,931	$ 2,000	$ 149	$ 58	$ (41)
Renewable Energy	752	739	32	39	13
Power	960	977	89	23	43
HealthCare	182	223	13	27	7
Corporate(a)	3,991	3,451	103	68	23
Total consolidated	$ 7,815	$ 7,391	$ 386	$ 215	$ 46

(a) Equity method investments within Corporate include investments held by EFS of $1,975 million and $1,943 million and held by our run-off insurance operations of $1,980 million and $1,480 million as of December 31, 2022 and 2021, respectively.

NOTE 10. BORROWINGS

December 31		2022		2021	
		Amount	Average Rate	Amount	Average Rate
Current portion of long-term borrowings					
Senior notes issued by GE	$	473	1.04 % $	1,249	1.39 %
Senior and subordinated notes assumed by GE		1,973	1.50	1,645	2.05
Senior notes issued by GE Capital		1,188	1.54	1,370	0.63
Other		124		97	
Total short-term borrowings	$	3,757	$	4,361	
	Maturities	Amount	Average Rate	Amount	Average Rate
Senior notes issued by GE	2024-2052	$ 12,927	4.75 % $	5,373	2.87 %
Senior and subordinated notes assumed by GE	2024-2054	8,406	4.71	11,306	3.73
Senior notes issued by GE Capital	2024-2042	6,289	3.95	13,274	4.26
Other		971		870	
Total long-term borrowings	$	28,593	$	30,824	
Total borrowings	$	32,350	$	35,186	

The Company has provided a full and unconditional guarantee on the payment of the principal and interest on all senior and subordinated outstanding long-term debt securities issued by subsidiaries of GE Capital, our former financial services business. This guarantee applied to $5,258 million and $13,719 million of senior notes and other debt issued by GE Capital at December 31, 2022 and 2021, respectively.

In the fourth quarter of 2022, GE HealthCare issued a total of $8,250 million in aggregate principal amount of senior unsecured debt, comprising $1,000 million of 5.55% Notes due 2024, $1,500 million of 5.60% Notes due 2025, $1,750 million of 5.65% Notes due 2027, $1,250 million of 5.857% Notes due 2030, $1,750 million of 5.905% Notes due 2032, and $1,000 million of 6.377% Notes due 2052. GE used the majority of the proceeds to complete a debt tender to repurchase a total of $7,234 million of debt, comprising $6,106 million of Capital issued debt with maturities ranging from 2032 through 2035, and $1,128 million of GE assumed debt due 2032. See Note 22 for further information about borrowings and associated interest rate swaps.

Long-term debt maturities over the next five years follow.

		2023		2024	2025	2026	2027
Debt issued by GE	$	473	$	1,217 $	2,357 $	49 $	2,450
Debt assumed by GE		1,973		512	237	1,136	222
Debt issued by GE Capital		1,188	(a)	112	694	149	624

(a) Fixed and floating rate notes of $363 million contain put options with exercise dates in 2023, which have final maturity beyond 2034.

The total interest payments on consolidated borrowings are estimated to be $1,367 million, $1,289 million, $1,195 million, $1,052 million and $988 million for 2023, 2024, 2025, 2026 and 2027, respectively.

NOTE 11. ACCOUNTS PAYABLE AND EQUIPMENT PROJECT PAYABLES

December 31		2022		2021
Trade payables	$	12,479	$	10,970
Supply chain finance programs		4,081		3,402
Equipment project payables(a)		1,469		1,341
Non-income based tax payables		616		531
Accounts payable and equipment project payables	$	18,644	$	16,243

(a) Primarily related to projects in our Power and Renewable Energy segments.

NOTE 12. INSURANCE LIABILITIES AND ANNUITY BENEFITS. Insurance liabilities and annuity benefits comprise substantially all obligations to annuitants and insureds in our run-off insurance operations. Our insurance operations (net of eliminations) generated revenues of $2,954 million, $3,106 million and $2,865 million, profit was $60 million, $566 million and $197 million and net earnings was $44 million, $444 million and $143 million for the years ended December 31, 2022, 2021 and 2020, respectively. These operations were supported by assets of $44,197 million and $49,894 million at December 31, 2022 and 2021, respectively. A summary of our insurance contracts is presented below:

December 31, 2022	Long-term care	Structured settlement annuities & life	Other contracts	Other adjustments(a)	Total
Future policy benefit reserves	$ 17,357	$ 8,678	$ 187	$ —	$ 26,223
Claim reserves	4,596	254	307	—	5,156
Investment contracts	—	864	907	—	1,771
Unearned premiums and other	18	174	5	—	197
Total	$ 21,971	$ 9,970	$ 1,406	$ —	$ 33,347
December 31, 2021					
Future policy benefit reserves	$ 17,097	$ 8,902	$ 188	$ 3,394	$ 29,581
Claim reserves(b)	4,546	258	585	—	5,389
Investment contracts	—	955	954	—	1,909
Unearned premiums and other	15	184	89	—	287
Total	$ 21,658	$ 10,299	$ 1,815	$ 3,394	$ 37,166

(a) The decrease in Other adjustments of $3,394 million is a result of the decline in unrealized gains on investment securities.

(b) Other contracts included claim reserves of $242 million related to short-duration contracts at Electric Insurance Company (EIC), net of eliminations, at December 31, 2021. EIC is a property and casualty insurance company primarily providing insurance to GE and its employees.

Claim reserve activity included incurred claims of $1,481 million, $1,699 million and $1,801 million, of which insignificant amounts related to the recognition of adjustments to prior year claim reserves arising from our periodic reserve evaluation in the years ended December 31, 2022, 2021 and 2020, respectively. Paid claims were $1,518 million, $1,709 million and $1,728 million in the years ended December 31, 2022, 2021 and 2020, respectively.

Reinsurance recoveries are recorded as a reduction of insurance losses and annuity benefits in our Statement of Earnings (Loss) and amounted to $321 million, $351 million and $350 million for the years ended December 31, 2022, 2021 and 2020, respectively. Reinsurance recoverables, net of allowances of an insignificant amount and $1,654 million, are included in non-current All other assets in our Statement of Financial Position, and amounted to $132 million and $2,651 million at December 31, 2022 and 2021, respectively.

In the third quarter of 2022, we agreed to terminate substantially all long-term care insurance exposures previously ceded to a single reinsurance company (recapture transaction) and recorded an increase to our allowance for credit losses on such reinsurance recoverables of $415 million (pre-tax) ($328 million (after-tax)) which is unrelated to changes in claim experience or projections of future policy benefit reserves. Upon closing of the recapture transaction in the fourth quarter of 2022, we received a net portfolio of investment securities with an estimated fair value of $2,396 million in complete settlement of reinsurance recoverables previously recognized under retrocession agreements with the reinsurance company, which represented substantially all of our reinsurance recoverables balance as of September 30, 2022 and recorded an incremental loss of $56 million (pre-tax) ($44 million (after-tax)).

The recapture transaction reduces both our financial and operational risks by removing the future inherent risk of collectability of reinsurance recoverables, eliminating retrocession contracts having complex terms and conditions, assuming direct control of the portfolio of investment securities held in a trust for our benefit and redeploying those assets consistent with our portfolio realignment strategy and establishing administration service standards intended to enhance claim administration and innovation efforts. The effect of the recapture agreement does not increase our long-term care insurance liabilities as under the existing retrocession agreements we were not previously relieved of our primary obligation to companies from which we originally assumed the liabilities. In addition, we do not expect changes to projected statutory funding as a result of the recapture transaction.

Premium Deficiency Testing. We completed our annual premium deficiency testing in the aggregate across our run-off insurance portfolio in the third quarter of 2022. These procedures included updating certain experience studies since our last test completed in the third quarter of 2021, independent actuarial analysis (principally on long-term care insurance exposures) and review of industry benchmarks. Using updated assumptions, the 2022 premium deficiency testing results indicated a positive margin of about 10% of the related future policy benefit reserves recorded at September 30, 2022, or approximately equivalent to the 2021 premium deficiency testing results. The premium deficiency testing margin in 2022 was impacted by a lower discount rate in our ERAC portfolio due to the recapture transaction, as explained above, partially offset by higher prevailing benchmark interest rates in the U.S. The portfolio of investment securities expected to be received from the recapture transaction were assumed to be invested at yields below ERAC's current portfolio yield before ultimately grading to the long-term average investment yield as we reinvest the portfolio over time. This effect was partially offset by the net impact from assumed moderately higher near-term mortality related to COVID-19 in the aggregate across our run-off insurance products (i.e., for life insurance products, higher mortality increases the present value of expected future benefit payments, while for annuity and long-term care insurance contracts, higher mortality decreases the present value of expected future benefit payments). Excluding the net impact from assumed moderately higher near-term mortality related to COVID-19, we have made no substantial change to our assumptions concerning morbidity, morbidity improvement, mortality, mortality improvement, terminations, or long-term care insurance premium rate increases in 2022. We regularly monitor emerging experience and industry developments, including these factors, to help us refine all our reserve assumptions, which may result in future changes to those assumptions.

Statutory accounting practices, not GAAP, determine the required statutory capital levels of our insurance legal entities. Statutory accounting practices are set forth by the National Association of Insurance Commissioners (NAIC) as well as state laws, regulation and general administrative rules and differ in certain respects from GAAP. We annually perform statutory asset adequacy testing and expect our December 31, 2022 testing process to be completed in the first quarter of 2023, the results of which may affect the amount or timing of capital contributions from GE to the insurance legal entities.

Following approval of a statutory permitted accounting practice in 2018 by our primary regulator, the Kansas Insurance Department (KID), we provided a total of $11,400 million of capital contributions to our run-off insurance subsidiaries. We expect to provide further capital contributions of approximately $3,600 million through 2024 (of which approximately $1,800 million is expected to be contributed in the first quarter of 2023, pending completion of our December 31, 2022 statutory reporting process, which includes asset adequacy testing), subject to ongoing monitoring by KID. GE is a party to capital maintenance agreements with its run-off insurance subsidiaries under which GE is required to maintain their statutory capital levels at 300% of their year-end Authorized Control Level risk-based capital requirements as defined from time to time by the NAIC.

NOTE 13. POSTRETIREMENT BENEFIT PLANS

PENSION BENEFITS AND RETIREE HEALTH AND LIFE BENEFITS. We sponsor a number of pension and retiree health and life insurance benefit plans that we present in three categories, principal pension plans, other pension plans and principal retiree benefit plans. Smaller pension plans with pension assets or obligations that have not reached $50 million and other retiree benefit plans are not presented. Information in this Note is as of a December 31 measurement date for these plans and does not reflect the impact of the GE HealthCare Separation, including the legal split and the transfer of certain postretirement benefit plans. See Note 28 for information regarding the legal split and the transfer of certain postretirement benefit plans to GE HealthCare in connection with the Separation.

DESCRIPTION OF OUR PLANS

Plan Category		Participants	Funding	Comments
Principal Pension Plans	GE Pension Plan	Covers U.S. participants ~177,000 retirees and beneficiaries, ~82,500 vested former employees and ~23,000 active employees	Our funding policy is to contribute amounts sufficient to meet minimum funding requirements under employee benefit and tax laws. We may decide to contribute additional amounts beyond this level.	This plan has been closed to new participants since 2012. Benefits for ~20,000 employees with salaried benefits were frozen effective January 1, 2021, and thereafter these employees receive increased company contributions in the company sponsored defined contribution plan in lieu of participation in a defined benefit plan (announced October 2019).
	GE Supplementary Pension Plan	Provides supplementary benefits to higher-level, longer-service U.S. employees	This plan is unfunded. We pay benefits from company cash.	The annuity benefit has been closed to new participants since 2011 and has been replaced by an installment benefit (which was closed to new executives after 2020). Benefits for ~700 employees who became executives before 2011 were frozen effective January 1, 2021, and thereafter these employees accrue the installment benefit.
Other Pension Plans(a)	41 U.S. and non-U.S. pension plans with pension assets or obligations that have reached $50 million	Covers ~58,000 retirees and beneficiaries, ~48,500 vested former employees and ~14,000 active employees	Our funding policy is to contribute amounts sufficient to meet minimum funding requirements under employee benefit and tax laws in each country. We may decide to contribute additional amounts beyond this level. We pay benefits for some plans from company cash.	In certain countries, benefit accruals have ceased and/or have been closed to new hires as of various dates.
Principal Retiree Benefit Plans	Provides health and life insurance benefits to certain eligible participants	Covers U.S. participants ~151,500 retirees and dependents and ~21,500 active employees	We fund retiree health benefits on a pay-as-you-go basis and the retiree life insurance trust at our discretion.	Participants share in the cost of the healthcare benefits.

(a) Plans that reach $50 million are not removed from the presentation unless part of a disposition or plan termination.

FUNDING STATUS BY PLAN TYPE	Benefit Obligation		Fair Value of Assets		Deficit/(Surplus)	
	2022	2021	2022	2021	2022	2021
Principal Pension Plans:						
GE Pension Plan (subject to regulatory funding)	$ 48,134	$ 65,073	$ 44,993	$ 60,990	$ 3,141	$ 4,083
GE Supplementary Pension Plan (not subject to regulatory funding)	5,457	7,226	—	—	5,457	7,226
	53,591	72,299	44,993	60,990	8,598	11,309
Other Pension Plans:						
Subject to regulatory funding	12,078	19,698	14,512	22,280	(2,434)	(2,582)
Not subject to regulatory funding	1,838	2,558	151	210	1,687	2,348
Principal retiree benefit plans (not subject to regulatory funding)	3,304	4,308	10	42	3,294	4,266
Total plans subject to regulatory funding	60,212	84,771	59,505	83,270	707	1,501
Total plans not subject to regulatory funding	10,599	14,092	161	252	10,438	13,840
Total plans	$ 70,811	$ 98,863	$ 59,666	$ 83,522	$ 11,145	$ 15,341

FUNDING. The Employee Retirement Income Security Act (ERISA) determines minimum funding requirements in the U.S. No contributions were required or made for the GE Pension Plan during 2022 or 2021 and based on our current assumptions, we do not anticipate having to make additional required contributions to the plan in the near future. On an ERISA basis, our estimate is that the GE Pension Plan was 92.8% and 107.3% funded for 2022 and 2021, respectively. The GAAP funded status is 93.5% and 93.7% for 2022 and 2021, respectively.

As of the measurement date of December 31, we would expect to pay approximately $370 million for benefit payments under our GE Supplementary Pension Plan and administrative expenses of our principal pension plans and would expect to contribute approximately $170 million to other pension plans in 2023. We fund retiree health benefits on a pay-as-you-go basis and the retiree life insurance trust at our discretion. As of the measurement date of December 31, we would expect to contribute approximately $365 million in 2023 to fund such benefits.

ACTIONS. Pension benefits for approximately 2,700 United Kingdom (UK) participants have been frozen effective January 1, 2022. In addition, pension benefits for approximately 800 Canadian participants will be frozen effective December 31, 2023. These transactions were reflected as a curtailment loss in 2021 upon announcement.

COST OF OUR BENEFITS PLANS AND ASSUMPTIONS	2022			2021			2020		
	Principal pension	Other pension	Principal retiree benefit	Principal pension	Other pension	Principal retiree benefit	Principal pension	Other pension	Principal retiree benefit
Components of expense (income)									
Service cost - operating	$ 221	$ 86	$ 39	$ 237	$ 233	$ 44	$ 657	$ 243	$ 59
Interest cost	2,069	398	108	1,951	383	103	2,350	422	150
Expected return on plan assets	(3,142)	(967)	—	(3,049)	(1,194)	—	(2,993)	(1,082)	(11)
Amortization of net loss (gain)	1,422	101	(115)	3,483	403	(79)	3,399	434	(82)
Amortization of prior service cost (credit)	5	(8)	(235)	28	(3)	(236)	146	1	(234)
Curtailment / settlement loss (gain)	—	(6)	—	—	76	—	—	12	—
Non-operating	$ 354	$ (482)	$ (242)	$2,413	$ (335)	$ (212)	$2,902	$ (213)	$ (177)
Net periodic expense (income)	$ 575	$ (396)	$ (203)	$2,650	$ (102)	$ (168)	$3,559	$ 30	$ (118)
Weighted-average benefit obligations assumptions									
Discount rate	5.53 %	4.59 %	5.43 %	2.94 %	1.93 %	2.64 %	2.61 %	1.44 %	2.15 %
Compensation increases	3.07	2.44	3.12	3.05	2.35	2.63	2.95	3.06	2.82
Initial healthcare trend rate(a)	N/A	N/A	6.40	N/A	N/A	5.70	N/A	N/A	5.90
Weighted-average benefit cost assumptions									
Discount rate	2.94	1.93	2.64	2.61	1.44	2.15	3.36	1.97	3.05
Expected rate of return on plan assets	6.00	4.80	—	6.25	5.69	1.25	6.25	6.10	7.00

(a) For 2022, ultimately declining to 5% for 2030 and thereafter.

As of the measurement date of December 31, we would expect 2023 net periodic benefit income for principal pension, other pension and principal retiree benefit plans to be about $2,010 million, which is an increase of approximately $1,985 million in income from 2022. The increase would primarily be due to the discount rate. The components of net periodic benefit costs, other than the service cost component, are included in Non-operating benefit cost (income) in our Statement of Earnings (Loss).

PLAN FUNDED STATUS AND AMOUNTS RECORDED IN ACCUMULATED OTHER COMPREHENSIVE LOSS (INCOME)

	2022			2021		
	Principal pension	Other pension	Principal retiree benefit	Principal pension	Other pension	Principal retiree benefit
Change in benefit obligations						
Balance at January 1	$ 72,299	$22,256	$ 4,308	$ 76,298	$24,658	$ 5,019
Service cost	221	86	39	237	233	44
Interest cost	2,069	398	108	1,951	383	103
Participant contributions	14	19	54	15	24	60
Plan amendments	—	—	—	—	(1)	—
Actuarial loss (gain) - net	(17,281) (a)	(6,282) (a)	(778) (a)	(2,448) (a)	(1,561) (a)	(446)
Benefits paid	(3,731)	(920)	(438)	(3,754)	(998)	(472)
Curtailments	—	—	—	—	(74)	—
Dispositions/acquisitions/other - net	—	—	11	—	(188)	—
Exchange rate adjustments	—	(1,641)	—	—	(220)	—
Balance at December 31	$ 53,591 (b)	$13,916	$ 3,304 (c)	$ 72,299 (b)	$22,256	$ 4,308 (c)
Change in plan assets						
Balance at January 1	$ 60,990	$22,490	$ 42	$ 58,843	$21,506	$ 134
Actual gain (loss) on plan assets	(12,605)	(5,334)	—	5,559	1,602	41
Employer contributions	325	209	352	327	594	279
Participant contributions	14	19	54	15	24	60
Benefits paid	(3,731)	(920)	(438)	(3,754)	(998)	(472)
Dispositions/acquisitions/other - net	—	—	—	—	(138)	—
Exchange rate adjustments	—	(1,801)	—	—	(100)	—
Balance at December 31	$ 44,993	$14,663	$ 10	$ 60,990	$22,490	$ 42
Funded status - surplus (deficit)	$ (8,598)	$ 747	$ (3,294)	$(11,309)	$ 234	$(4,266)
Amounts recorded in Statement of Financial Position						
Non-current assets - other	$ —	$ 2,591	$ —	$ —	$ 2,898	$ —
Current liabilities - other	(351)	(101)	(355)	(337)	(107)	(362)
Non-current liabilities - compensation and benefits	(8,247)	(1,743)	(2,939)	(10,972)	(2,557)	(3,904)
Net amount recorded	$ (8,598)	$ 747	$ (3,294)	$(11,309)	$ 234	$(4,266)
Amounts recorded in Accumulated other comprehensive loss (income)						
Prior service cost (credit)	$ (113)	$ (42)	$ (1,677)	$ (109)	$ (52)	$(1,912)
Net loss (gain)	(5,710)	1,787	(1,705)	(2,754)	2,012	(1,042)
Total recorded in Accumulated other comprehensive loss (income)	$ (5,823)	$ 1,745	$ (3,382)	$ (2,863)	$ 1,960	$(2,954)

(a) Principally associated with discount rate changes.

(b) The benefit obligation for the GE Supplementary Pension Plan, which is an unfunded plan, was $5,457 million and $7,226 million at December 31, 2022 and 2021, respectively.

(c) The benefit obligation for retiree health plans was $1,991 million and $2,548 million at December 31, 2022 and 2021, respectively.

ASSUMPTIONS USED IN CALCULATIONS. Our defined benefit pension plans are accounted for on an actuarial basis, which requires the selection of various assumptions, including a discount rate, a compensation assumption, an expected return on assets, mortality rates of participants and expectation of mortality improvement.

Projected benefit obligations are measured as the present value of expected benefit payments. We discount those cash payments using a discount rate. We determine the discount rate using the weighted-average yields on high-quality fixed-income securities with maturities that correspond to the payment of benefits. Lower discount rates increase present values and generally increase subsequent-year pension expense; higher discount rates decrease present values and generally reduce subsequent-year pension expense.

The compensation assumption is used to estimate the annual rate at which pay of plan participants will grow. If the rate of growth assumed increases, the size of the pension obligations will increase, as will the amount recorded in AOCI in our Statement of Financial Position and amortized into earnings in subsequent periods.

The expected return on plan assets is the estimated long-term rate of return that will be earned on the investments used to fund the benefit obligations. To determine the expected long-term rate of return on pension plan assets, we consider our asset allocation, as well as historical and expected returns on various categories of plan assets. In developing future long-term return expectations for our principal benefit plans' assets, we formulate views on the future economic environment, both in the U.S. and abroad. We evaluate general market trends and historical relationships among a number of key variables that impact asset class returns such as expected earnings growth, inflation, valuations, yields and spreads, using both internal and external sources. We also take into account expected volatility by asset class and diversification across classes to determine expected overall portfolio results given our asset allocation. Based on our analysis, we have assumed a 6.00% and 6.25% long-term expected return on the GE Pension Plan assets for cost recognition in 2022 and 2021, respectively. For 2023 cost recognition, based on GE Pension Plan assets at December 31, 2022, we have assumed a 7.00% long-term expected return.

The Society of Actuaries issued new mortality improvement tables during 2021 that were used to update mortality assumptions in the U.S. These changes in assumptions increased the December 31, 2021 U.S. pension and retiree benefit plans' obligations by $278 million.

The healthcare trend assumptions primarily apply to our pre-65 retiree medical plans. Most participants in our post-65 retiree plan have a fixed subsidy and therefore are not subject to healthcare inflation.

We evaluate these critical assumptions at least annually on a plan and country-specific basis. We periodically evaluate other assumptions involving demographics factors such as retirement age and turnover, and update them to reflect our actual experience and expectations for the future. Actual results in any given year will often differ from actuarial assumptions because of economic and other factors. Differences between our actual results and what we assumed are recorded in AOCI each period. These differences are amortized into earnings over the remaining average future service of active participating employees or the expected life of inactive participants, as applicable. For the principal pension plans, gains and losses are amortized using a straight-line method with a separate layer for each year's gains and losses. For most other pension plans and principal retiree benefit plans, gains and losses are amortized using a straight-line or a corridor amortization method.

SENSITIVITIES TO KEY ASSUMPTIONS. Fluctuations in discount rates can significantly impact pension cost and obligations. As of the December 31 measurement date, we would expect a 25 basis point decrease in discount rate would increase principal pension plan cost in the following year by approximately $130 million and would also expect an increase in the principal pension plan projected benefit obligation at year-end by approximately $1,300 million. The deficit sensitivity to the discount rate would be lower than the projected benefit obligation sensitivity as a result of the liability hedging program incorporated in the plan's asset allocation. A 50 basis point decrease in the expected return on assets would increase principal pension plan cost in the following year by approximately $260 million.

THE COMPOSITION OF OUR PLAN ASSETS. The fair value of our pension plans' investments is presented below. The inputs and valuation techniques used to measure the fair value of these assets are described in Note 1 and have been applied consistently.

	2022		2021	
	Principal pension	Other pension	Principal pension	Other pension
Global equities	$ 3,918	$ 1,097	$ 7,778	$ 3,589
Debt securities				
Fixed income and cash investment funds	4,918	6,506	7,665	10,527
U.S. corporate(a)	8,715	382	10,324	468
Other debt securities(b)	7,853	443	7,331	492
Real estate	1,486	53	2,510	89
Private equities and other investments	1,245	364	1,515	943
Total	28,135	8,845	37,123	16,108
Plan assets measured at net asset value				
Global equities	$ 3,285	$ 1,029	$ 9,517	$ 1,172
Debt securities	3,469	1,024	5,269	1,287
Real estate	1,624	1,976	1,408	2,126
Private equities and other investments	8,480	1,789	7,673	1,797
Total plan assets at fair value	$ 44,993	$ 14,663	$ 60,990	$ 22,490

(a) Primarily represented investment-grade bonds of U.S. issuers from diverse industries.

(b) Primarily represented investments in residential and commercial mortgage-backed securities, non-U.S. corporate and government bonds and U.S. government, federal agency, state and municipal debt.

Plan assets that were measured at fair value using NAV as a practical expedient were excluded from the fair value hierarchy. GE Pension Plan investments with a fair value of $2,255 million and $3,872 million at December 31, 2022 and 2021, respectively, were classified within Level 3 and primarily relate to private equities and real estate. The remaining investments were substantially all considered Level 1 and 2. Investments with a fair value of $6,759 million and $12,377 million at December 31, 2022 and 2021, respectively, were classified within Level 1 and primarily relate to global equities and cash. Investments with a fair value of $18,606 million and $20,942 million at December 31, 2022 and 2021, respectively, were classified within Level 2 and primarily relate to debt securities. Other pension plans investments with a fair value of $81 million and $138 million at December 31, 2022 and 2021, respectively, were classified within Level 3 and primarily relate to private equities and real estate. The remaining investments were substantially all considered Level 1 and 2. Investments with a fair value of $841 million and $1,312 million at December 31, 2022 and 2021, respectively, were classified within Level 1 and primarily relate to global equities and cash. Investments with a fair value of $7,580 million and $13,802 million at December 31, 2022 and 2021, respectively, were classified within Level 2 and primarily relate to debt securities. Principal retiree benefit plan investments have a fair value of $10 million and $42 million at December 31, 2022 and 2021, respectively. There were no Level 3 principal retiree benefit plan investments held in 2022 and 2021.

ASSET ALLOCATION OF PENSION PLANS	2022 Target allocation		2022 Actual allocation	
	Principal Pension	Other Pension (weighted average)	Principal Pension	Other Pension (weighted average)
Global equities	14.0 - 34.0 %	17 %	16 %	14 %
Debt securities (including cash equivalents)	31.0 - 81.5	60	55	57
Real estate	1.0 - 10.0	8	7	14
Private equities & other investments	6.0 - 30.0	15	22	15

Plan fiduciaries of the GE Pension Plan set investment policies and strategies for the GE Pension Trust and oversee its investment allocation, which includes selecting investment managers and setting long-term strategic targets. The plan fiduciaries' primary strategic investment objectives are balancing investment risk and return and monitoring the plan's liquidity position in order to meet the plan's near-term benefit payment and other cash needs. The plan has incorporated de-risking objectives and liability hedging programs as part of its long-term investment strategy. The plan utilizes a combination of long-dated corporate bonds, treasuries, strips and derivatives to implement its investment strategies as well as for hedging asset and liability risks. Target allocation percentages are established at an asset class level by plan fiduciaries. Target allocation ranges are guidelines, not limitations, and occasionally plan fiduciaries will approve allocations above or below a target range.

GE securities represented 0.7% and 0.6% of the GE Pension Trust assets at December 31, 2022 and 2021, respectively. The GE Pension Trust has a broadly diversified portfolio of investments in equities, fixed income, private equities and real estate; these investments are both U.S. and non-U.S. in nature.

ANNUALIZED RETURNS	1 year	5 years	10 years	25 years
GE Pension Plan	(20.5)%	2.7 %	5.4 %	5.8 %

EXPECTED FUTURE BENEFIT PAYMENTS OF OUR BENEFIT PLANS(a)	Principal pension	Other pension	Principal retiree benefit
2023	$ 3,830	$ 850	$ 375
2024	3,865	845	360
2025	3,890	855	345
2026	3,910	870	330
2027	3,920	885	325
2028-2032	19,510	4,585	1,375

(a) As of the measurement date of December 31, 2022

DEFINED CONTRIBUTION PLAN. We have a defined contribution plan for eligible U.S. employees that provides employer contributions which were $444 million, $418 million and $318 million for the years ended December 31, 2022, 2021, and 2020, respectively.

COST OF POSTRETIREMENT BENEFIT PLANS AND CHANGES IN OTHER COMPREHENSIVE INCOME

For the years ended December 31	2022			2021			2020		
(Pre-tax)	Principal pension	Other pension	Principal retiree benefit	Principal pension	Other pension	Principal retiree benefit	Principal pension	Other pension	Principal retiree benefit
Cost (income) of postretirement benefit plans	$ 575	$ (396)	$ (203)	$ 2,650	$ (102)	$ (168)	$ 3,559	$ 30	$ (118)
Changes in other comprehensive loss (income)									
Prior service cost (credit) - current year	—	—	—	—	(1)	—	—	27	(7)
Net loss (gain) - current year	(1,533)	(128)	(778)	(4,959)	(2,104)	(488)	1,124	529	119
Reclassifications out of AOCI									
Curtailment/settlement gain (loss)	—	6	—	—	(68)	—	—	(3)	—
Dispositions	—	—	—	—	(68)	—	—	(166)	—
Amortization of net gain (loss)	(1,422)	(101)	115	(3,483)	(403)	79	(3,399)	(434)	82
Amortization of prior service credit (cost)	(5)	8	235	(28)	3	236	(146)	(1)	234
Total changes in other comprehensive loss (income)	(2,960)	(215)	(428)	(8,470)	(2,641)	(173)	(2,421)	(48)	428
Cost (income) of postretirement benefit plans and changes in other comprehensive loss (income)	$ (2,385)	$ (611)	$ (631)	$ (5,820)	$(2,743)	$ (341)	$ 1,138	$ (18)	$ 310

NOTE 14. ALL OTHER LIABILITIES

December 31		2022		2021
Sales discounts and allowances(a)	$	4,042	$	4,020
Equipment projects and other commercial liabilities		1,652		1,618
Product warranties (Note 24)		1,268		1,091
Employee compensation and benefit liabilities		4,662		4,677
Interest payable		400		276
Taxes payable		743		500
Environmental, health and safety liabilities (Note 24)		282		386
Derivative instruments (Note 22)		589		212
Other		847		1,196
All other current liabilities	$	14,485	$	13,977
Equipment projects and other commercial liabilities	$	2,229	$	2,451
Product warranties (Note 24)		885		800
Operating lease liabilities (Note 6)		2,393		2,848
Uncertain and other income taxes and related liabilities		2,581		3,041
Alstom legacy legal matters (Note 24)		455		567
Environmental, health and safety liabilities (Note 24)		2,404		2,274
Redeemable noncontrolling interests (Note 16)		132		148
Interest payable		—		179
Other		1,076		934
All other non-current liabilities	$	12,154	$	13,240
Total All other liabilities	$	26,639	$	27,217

(a) Primarily comprise amounts payable to airlines based on future aircraft deliveries by airframers and discounts on spare parts and repair sales at our Aerospace segment.

NOTE 15. INCOME TAXES. GE files a consolidated U.S. federal income tax return which enables GE's businesses to use tax deductions and credits of one member of the group to reduce the tax that otherwise would have been payable by another member of the group. The effective tax rate reflects the benefit of these tax reductions in the consolidated return. Cash payments are made to GE's businesses for tax reductions and from GE's businesses for tax increases.

Our businesses are subject to regulation under a wide variety of U.S. federal, state and foreign tax laws, regulations and policies. Changes to these laws or regulations may affect our tax liability, return on investments and business operations. On August 16, 2022, the U.S. enacted the Inflation Reduction Act that includes a new alternative minimum tax based upon financial statement income (book minimum tax), an excise tax on stock buybacks and tax incentives for energy and climate initiatives, among other provisions. The new book minimum tax is expected to slow but not eliminate the favorable tax impact of our deferred tax assets, resulting in higher cash tax in some years that would generate future tax credits. The impact of the book minimum tax will depend on our facts in each year and anticipated guidance from the U.S. Department of the Treasury. Separately, we continue to assess tax incentives in the legislation which could change our pre-tax or tax amounts and impact our tax rate.

EARNINGS (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES		2022	2021	2020
U.S. earnings (loss)	$	(238) $	(2,959) $	(4,823)
Non-U.S. earnings (loss)		1,650	(724)	10,793
Total	$	1,412 $	(3,683) $	5,970

PROVISION (BENEFIT) FOR INCOME TAXES		2022	2021	2020
Current				
U.S. Federal	$	62 $	(1,347) $	865
Non-U.S.		1,040	1,154	1,276
U.S. State		4	(85)	152
Deferred				
U.S. Federal		(956)	(567)	(1,898)
Non-U.S.		466	608	(810)
U.S. State		(141)	(50)	(72)
Total	$	476 $	(286) $	(487)

Income taxes paid were $1,128 million, $1,330 million and $1,291 million for the years ended December 31, 2022, 2021 and 2020, respectively, including payments reported in discontinued operations.

RECONCILIATION OF U.S. FEDERAL STATUTORY INCOME TAX RATE TO ACTUAL INCOME TAX RATE		2022		2021		2020	
		Amount	Rate	Amount	Rate	Amount	Rate
U.S. federal statutory income tax rate	$	297	21.0 % $	(773)	21.0 % $	1,254	21.0 %
Tax on global activities including exports		342	24.2	155	(4.2)	(47)	(0.8)
U.S. business credits(a)		(246)	(17.4)	(189)	5.1	(169)	(2.8)
Debt tender and related valuation allowances		30	2.1	940	(25.5)	—	—
Deductible stock and restructuring losses		—	—	(583)	15.8	(203)	(3.4)
Sale of Biopharma business		(13)	(0.9)	(5)	0.1	(1,447)	(24.2)
Goodwill impairments		—	—	—	—	184	3.1
All other – net(b)(c)(d)		66	4.7	169	(4.5)	(59)	(1.1)
		179	12.7	487	(13.2)	(1,741)	(29.2)
Actual income tax rate	$	476	33.7 % $	(286)	7.8 % $	(487)	(8.2)%

(a) U.S. general business credits, primarily the credit for energy produced from renewable sources and the credit for research performed in the U.S.

(b) For the year ended December 31, 2022, included $134 million for separation income tax costs of which $66 million was due to the repatriation of previously reinvested earnings.

(c) For the year ended December 31, 2020, included $(140) million for the resolution of the IRS audit of our consolidated U.S. income tax returns for 2014-2015.

(d) Included for each period, the expense or benefit for U.S. state taxes reported above in the consolidated (benefit) provision for income taxes, net of 21.0% federal effect.

UNRECOGNIZED TAX POSITIONS. Annually, we file over 2,600 income tax returns in over 270 global taxing jurisdictions. We are under examination or engaged in tax litigation in many of these jurisdictions. The IRS is currently auditing our consolidated U.S. income tax returns for 2016-2018. In December 2020, the IRS completed the audit of our consolidated U.S. income tax returns for 2014-2015. The Company recognized a continuing operations benefit of $140 million plus an additional net interest benefit of $96 million. In addition, the Company recorded a benefit in discontinued operations of $130 million of tax benefits and $25 million of net interest benefits. See Note 2 for further information.

In September 2021, GE resolved its dispute with the United Kingdom tax authority, HM Revenue & Customs (HMRC) in connection with interest deductions claimed by GE Capital for the years 2004-2015. As previously disclosed, HMRC had proposed to disallow interest deductions with a potential impact of approximately $1,100 million, which included a possible assessment of tax and reduction of deferred tax assets, not including interest and penalties. As part of the settlement, GE and HMRC agreed that a portion of the interest deductions claimed were disallowed, with no fault or blame attributed to either party. The resolution concluded the dispute in its entirety without interest or penalties. The adjustments result in no current tax payment to HMRC, but a deferred tax charge of $112 million as part of discontinued operations as a result of a reduction of available tax attributes, which had previously been recorded as deferred tax assets.

The balance of unrecognized tax benefits, the amount of related interest and penalties we have provided and what we believe to be the range of reasonably possible changes in the next 12 months (excluding the expected decrease to the GE balance of $552 million due to the spin-off of GE HealthCare) were:

UNRECOGNIZED TAX BENEFITS December 31		2022		2021		2020
Unrecognized tax benefits	$	3,951	$	4,224	$	4,191
Portion that, if recognized, would reduce tax expense and effective tax rate(a)		3,072		3,351		2,986
Accrued interest on unrecognized tax benefits		614		597		628
Accrued penalties on unrecognized tax benefits		111		146		179
Reasonably possible reduction to the balance of unrecognized tax benefits in succeeding 12 months		0-650		0-250		0-350
Portion that, if recognized, would reduce tax expense and effective tax rate(a)		0-600		0-200		0-250

(a) Some portion of such reduction may be reported as discontinued operations.

UNRECOGNIZED TAX BENEFITS RECONCILIATION		2022		2021		2020
Balance at January 1	$	4,224	$	4,191	$	4,169
Additions for tax positions of the current year		62		396		836
Additions for tax positions of prior years		120		327		326
Reductions for tax positions of prior years		(393)		(585)		(863)
Settlements with tax authorities		(8)		(33)		(127)
Expiration of the statute of limitations		(54)		(71)		(151)
Balance at December 31	$	3,951	$	4,224	$	4,191

We classify interest on tax deficiencies as interest expense; we classify income tax penalties as provision for income taxes. For the years ended December 31, 2022, 2021 and 2020, $36 million, $17 million and $(30) million of interest expense (income), respectively, and $(26) million, $(29) million and $(13) million of tax expense (income) related to penalties, respectively, were recognized in our Statement of Earnings (Loss).

DEFERRED INCOME TAXES. As part of the Tax Cuts and Jobs Act of 2017 (U.S. tax reform), the U.S. has enacted a minimum tax on foreign earnings (global intangible low tax income). We have not made an accrual for the deferred tax aspects of this provision. We also have not provided deferred taxes on cumulative net earnings of non-U.S. affiliates and associated companies of approximately $14 billion that have been reinvested indefinitely. Given U.S. tax reform, substantially all of our prior unrepatriated net earnings were subject to U.S. tax and accordingly we expect to have the ability to repatriate available non-U.S. cash without additional federal tax cost, and any foreign withholding tax on a repatriation to the U.S. would potentially be partially offset by a U.S. foreign tax credit. Most of these earnings have been reinvested in active non-U.S. business operations and it is not practicable to determine the income tax liability that would be payable if such earnings were not reinvested indefinitely. We reassess reinvestment of earnings on an ongoing basis. In 2022, in connection with the execution of the Company's plans to prepare for the spin-off of GE HealthCare, we incurred $66 million of tax due to repatriation of previously reinvested earnings.

The total deferred tax asset as of December 31, 2022 includes $714 million related to the required capitalization of research costs for U.S. tax purposes effective January 1, 2022. The Company has pending accounting method changes which, if approved, are expected to offset the impact of this required capitalization. This deferred tax asset includes $279 million related to GE HealthCare, which became a deferred asset of the separate company upon spin-off in the first quarter of 2023. In the event capitalization of research costs is adjusted through retroactive legislation effective for 2022, GE will record a tax provision benefit related to GE HealthCare research costs as a result of the benefit in the consolidated GE 2022 tax return without payment under the Tax Matters Agreement.

The following table presents our net deferred tax assets and net deferred tax liabilities attributable to different tax jurisdictions or different tax paying components.

DEFERRED INCOME TAXES December 31		2022		2021
Total assets	$	12,325	$	11,587
Total liabilities		(620)		(732)
Net deferred income tax asset (liability)	$	11,705	$	10,855

COMPONENTS OF THE NET DEFERRED INCOME TAX ASSET (LIABILITY) December 31

		2022	2021
Deferred tax assets			
Accrued expenses and reserves	$	2,538 $	2,635
Progress collections, contract assets and deferred items		2,520	2,093
Deferred expenses		1,925	1,597
Principal pension plans		1,806	2,375
Insurance company loss reserves		1,782	1,700
Non-U.S. loss carryforwards(a)		1,240	1,354
Other compensation and benefits		975	1,397
Investment securities		516	(1,278)
Principal retiree benefit plans		692	896
Other(b)		703	1,329
Total deferred tax assets	$	14,697 $	14,098
Deferred tax liabilities			
Investment in global operations	$	(1,011) $	(1,775)
Other		(1,981)	(1,468)
Total deferred tax liabilities		(2,992)	(3,243)
Net deferred income tax asset (liability)	$	11,705 $	10,855

(a) Net of valuation allowances of $7,171 million and $7,081 million as of December 31, 2022 and 2021, respectively. Of the net deferred tax asset as of December 31, 2022 of $1,240 million, $8 million relates to net operating loss carryforwards that expire in various years ending from December 31, 2023 through December 31, 2025; $427 million relates to net operating losses that expire in various years ending from December 31, 2026 through December 31, 2042; and $805 million relates to net operating loss carryforwards that may be carried forward indefinitely.

(b) Included valuation allowances related to assets other than non-U.S. loss carryforwards of $3,325 million and $1,653 million as of December 31, 2022 and 2021, respectively. These primarily relate to excess capital loss carryforwards.

NOTE 16. SHAREHOLDERS' EQUITY

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)		2022	2021	2020
Beginning balance	$	(4,562) $	(4,386) $	(4,818)
AOCI before reclasses – net of taxes of $127, $(91) and $(25)		(1,355)	(104)	(255)
Reclasses from AOCI – net of taxes of $—, $87 and $—(a)		—	(71)	691
AOCI		(1,355)	(174)	435
Less AOCI attributable to noncontrolling interests		(2)	2	2
Currency translation adjustments AOCI	$	(5,915) $	(4,562) $	(4,386)
Beginning balance	$	3,646 $	(5,395) $	(7,024)
AOCI before reclasses – net of taxes of $597, $1,643 and $(283)		2,117	6,225	(1,256)
Reclasses from AOCI – net of taxes of $216, $793 and $805(a)		772	2,819	2,888
AOCI		2,889	9,044	1,632
Less AOCI attributable to noncontrolling interests		3	3	4
Benefit plans AOCI	$	6,531 $	3,646 $	(5,395)
Beginning balance	$	2,498 $	32 $	109
AOCI before reclasses – net of taxes of $(1,141), $615 and $21(b)		(4,461)	2,422	(39)
Reclasses from AOCI – net of taxes of $(20), $23 and $(25)(a)		36	44	(39)
AOCI		(4,425)	2,466	(78)
Investment securities and cash flow hedges AOCI	$	(1,927) $	2,498 $	32
AOCI at December 31	$	(1,311) $	1,582 $	(9,749)
Dividends declared per common share	$	0.32 $	0.32 $	0.32

(a) The total reclassification from AOCI included $836 million, including currency translation of $688 million, net of taxes, in 2020, related to the sale of our BioPharma business within our HealthCare segment.

(b) Included adjustments of $2,674 million, $3,535 million and $(1,979) million for the years ended December 31, 2022, 2021 and 2020, respectively, related to insurance liabilities and annuity benefits in our run-off insurance operations to reflect the effects that would have been recognized had the related unrealized investment security gains been realized. See Note 12 for further information.

Preferred stock. GE has 50 million authorized shares of preferred stock ($1.00 par value), of which 5,795,444 shares are outstanding as of December 31, 2022 and 5,939,875 shares are outstanding as of both December 31, 2021 and 2020. Preferred stock outstanding comprises $5,550 million of GE Series D preferred stock, in addition to $245 million of existing GE Series A, B and C preferred stock. The total carrying value of GE preferred stock at December 31, 2022 was $5,795 million. Dividends on GE preferred stock are payable semi-annually in June and December and accretion is recorded on a quarterly basis. Dividends on GE preferred stock totaled $289 million, including cash dividends of $284 million, $237 million, including cash dividends of $220 million, and $474 million, including cash dividends of $295 million, for the years ended December 31, 2022, 2021 and 2020, respectively. On January 21, 2021, the GE Series D preferred stock became callable and its dividends converted from 5% fixed rate to 3-month LIBOR plus 3.33%. As of the filing date of this Form 10-K for the year ended December 31, 2022, the GE Series D preferred stock has not been called. From time to time we repurchase outstanding shares of preferred stock, and we repurchased $144 million of GE Series D preferred stock in the year ended December 31, 2022.

Common stock. GE's authorized common stock consists of 1,650 million shares having a par value of $0.01 each, with 1,462 million shares issued. Common stock shares outstanding were 1,089,107,878 and 1,099,027,213 at December 31, 2022 and 2021, respectively. We repurchased 13.6 million and 0.5 million shares, for a total of $1,000 million and $36 million for the years ended December 31, 2022 and 2021, respectively.

Redeemable noncontrolling interests. Our redeemable noncontrolling interests, presented within All other liabilities in our Statement of Financial Position, include common shares issued by our affiliates that are redeemable at the option of the holder of those interests and amounted to $132 million and $148 million, primarily related to our HealthCare segment, as of December 31, 2022 and 2021, respectively.

NOTE 17. SHARE-BASED COMPENSATION. We grant stock options, restricted stock units and performance share units to employees under the 2007 and 2022 Long-Term Incentive Plans. Grants made under all plans must be approved by the Management Development and Compensation Committee of GE's Board of Directors, which is composed entirely of independent directors. We record compensation expense for awards expected to vest over the vesting period. We estimate forfeitures based on experience and adjust expense to reflect actual forfeitures. When options are exercised, restricted stock units vest, and performance share awards are earned, we issue shares from treasury stock.

Stock options provide employees the opportunity to purchase GE shares in the future at the market price of our stock on the date the award is granted (the strike price). The options become exercisable over the vesting period, typically three years, and expire 10 years from the grant date if not exercised. Restricted stock units (RSU) provide an employee with the right to receive one share of GE stock when the restrictions lapse over the vesting period. Upon vesting, each RSU is converted into one share of GE common stock for each unit. Performance share units (PSU) and performance shares provide an employee with the right to receive shares of GE stock based upon achievement of certain performance or market metrics. Upon vesting, each PSU earned is converted into shares of GE common stock. We value stock options using a Black-Scholes option pricing model, RSUs using market price on grant date, and PSUs and performance shares using market price on grant date and a Monte Carlo simulation as needed based on performance metrics.

WEIGHTED AVERAGE GRANT DATE FAIR VALUE		2022	2021	2020
Stock options	$	34.03 $	40.64 $	28.64
RSUs		87.68	104.98	63.28
PSUs/Performance shares		95.40	108.51	63.28

Key assumptions used in the Black-Scholes valuation for stock options include: risk free rates of 1.6%, 1.1%, and 1.0%, dividend yields of 0.4%, 0.3%, and 0.4%, expected volatility of 37%, 40%, and 36%, expected lives of 6.8 years, 6.2 years, and 6.1 years, and strike prices of $92.33, $105.12, and $84.48 for 2022, 2021, and 2020, respectively.

	Stock options				RSUs			
STOCK-BASED COMPENSATION ACTIVITY	Shares (in thousands)	Weighted average exercise price	Weighted average contractual term (in years)	Intrinsic value (in millions)	Shares (in thousands)	Weighted average grant date fair value	Weighted average contractual term (in years)	Intrinsic value (in millions)
Outstanding at January 1, 2022	38,414 $	144.97			8,057 $	77.90		
Granted	435	92.33			4,110	87.68		
Exercised	(951)	64.45			(1,630)	89.08		
Forfeited	(266)	95.12			(850)	81.92		
Expired	(6,609)	165.67			N/A	N/A		
Outstanding at December 31, 2022	31,023 $	142.68	3.8 $	88	9,687 $	79.82	1.2 $	812
Exercisable at December 31, 2022	28,723 $	146.94	3.4 $	83	N/A	N/A	N/A	N/A
Expected to vest	2,151 $	90.14	7.7 $	5	8,476 $	80.03	1.2 $	710

Total outstanding target PSUs and performance shares at December 31, 2022 were 3,667 thousand shares with a weighted average fair value of $78.31. The intrinsic value and weighted average contractual term of target PSUs and performance shares outstanding were $307 million and 1.7 years, respectively.

	2022	2021	2020
Compensation expense (after-tax)(a)(b)	$ 305 $	361 $	353
Cash received from stock options exercised	62	93	6
Intrinsic value of stock options exercised and RSU/PSUs vested	170	217	81

(a) Unrecognized compensation cost related to unvested equity awards as of December 31, 2022 was $420 million, which will be amortized over a weighted average period of 1.0 year.
(b) Income tax benefit recognized in earnings was $17 million, $9 million and $10 million in 2022, 2021, and 2020, respectively.

NOTE 18. EARNINGS PER SHARE INFORMATION

(Earnings for per-share calculation, shares in millions, per-share amounts in dollars)	2022		2021		2020	
	Diluted	Basic	Diluted	Basic	Diluted	Basic
Earnings (loss) from continuing operations	$ 869 $	869 $	(3,326) $	(3,326) $	6,601 $	6,601
Preferred stock dividends	(289)	(289)	(237)	(237)	(474)	(474)
Accretion of redeemable noncontrolling interests, net of tax	—	—	(9)	(9)	(151)	(151)
Accretion of preferred share repurchase	4	4	—	—	—	—
Earnings (loss) from continuing operations attributable to common shareholders	584	584	(3,571)	(3,571)	5,975	5,975
Earnings (loss) from discontinued operations	(644)	(644)	(3,195)	(3,195)	(909)	(909)
Net earnings (loss) attributable to GE common shareholders	(60)	(60)	(6,766)	(6,766)	5,066	5,066
Shares of GE common stock outstanding	1,096	1,096	1,098	1,098	1,094	1,094
Employee compensation-related shares (including stock options)	6	—	—	—	1	—
Total average equivalent shares	1,101	1,096	1,098	1,098	1,095	1,094
Earnings (loss) from continuing operations	$ 0.53 $	0.53 $	(3.25) $	(3.25) $	5.46 $	5.46
Earnings (loss) from discontinued operations	(0.58)	(0.59)	(2.91)	(2.91)	(0.83)	(0.83)
Net earnings (loss) per share	(0.05)	(0.06)	(6.16)	(6.16)	4.63	4.63
Potentially dilutive securities(a)	44		41		56	

(a) Outstanding stock awards not included in the computation of diluted earnings (loss) per share because their effect was antidilutive.

Our unvested restricted stock unit awards that contain non-forfeitable rights to dividends or dividend equivalents are considered participating securities and, therefore, are included in the computation of earnings per share pursuant to the two-class method. For the year ended December 31, 2022, application of this treatment had an insignificant effect. For the year ended December 31, 2021, as a result of the loss from continuing operations, losses were not allocated to the participating securities. For the year ended December 31, 2020, application of this treatment had an insignificant effect.

NOTE 19. OTHER INCOME (LOSS)

	2022	2021	2020
Purchases and sales of business interests(a)	$ 66 $	(40) $	12,468
Licensing and royalty income	203	192	161
Equity method income	233	(96)	7
Investment in Baker Hughes realized and unrealized gain (loss)	912	938	(2,037)
Investment in and note with AerCap unrealized gain (loss)	(865)	711	—
Other net interest and investment income (loss)(b)	456	621	590
Other items	226	497	207
Total other income (loss)	$ 1,231 $	2,823 $	11,396

(a) Included a pre-tax loss of $170 million related to the sale of our boiler manufacturing business in China in our Power segment in 2021. Included a pre-tax gain of $12,362 million on the sale of our BioPharma business in 2020. See Note 2 for further information.
(b) Included interest income associated with customer advances of $162 million, $167 million and $146 million in 2022, 2021 and 2020, respectively. See Note 8 for further information.

NOTE 20. RESTRUCTURING CHARGES AND SEPARATION COSTS

RESTRUCTURING AND OTHER CHARGES. This table is inclusive of all restructuring charges in our segments and at Corporate, and the charges are shown below for the business where they originated. Separately, in our reported segment results, significant, higher-cost restructuring programs are excluded from measurement of segment operating performance for internal and external purposes; those excluded amounts are reported in Restructuring and other charges for Corporate.

RESTRUCTURING AND OTHER CHARGES		2022		2021		2020
Workforce reductions	$	348	$	695	$	856
Plant closures & associated costs and other asset write-downs		615		145		332
Acquisition/disposition net charges and other		30		(21)		66
Total restructuring and other charges	$	993	$	819	$	1,254
Cost of equipment/services	$	250	$	394	$	570
Selling, general and administrative expenses		774		499		697
Other (income) loss		(31)		(75)		(13)
Total restructuring and other charges	$	993	$	819	$	1,254
Aerospace	$	20	$	70	$	397
Renewable Energy		177		204		213
Power		155		369		236
HealthCare		148		155		137
Corporate		494		20		270
Total restructuring and other charges	$	993	$	819	$	1,254
Restructuring and other charges cash expenditures	$	492	$	781	$	1,175

An analysis of changes in the liability for restructuring follows.

		2022		2021		2020
Balance at January 1	$	1,026	$	1,337	$	1,746
Additions		578		655		860
Payments		(385)		(670)		(997)
Remeasurement		(4)		(245)		(212)
Effect of foreign currency and other		(31)		(52)		(60)
Balance at December 31 (a)	$	1,183	$	1,026	$	1,337

(a) Includes actuarial determined post-employment severance benefits reserve of $475 million, $464 million and $722 million as of December 31, 2022, 2021 and 2020, respectively.

For the year ended December 31, 2022, restructuring and other initiatives primarily included exit activities related to the restructuring program announced in the fourth quarter reflecting lower Corporate shared-service and footprint needs as GE HealthCare prepared to become independent. It also includes exit activities associated with the plan announced in October 2022 to undertake a restructuring program across our businesses planned to be part of GE Vernova, primarily reflecting the selectivity strategy to operate in fewer markets and to simplify and standardize product variants at Renewable Energy. We recorded total charges of $993 million, consisting of $416 million primarily in non-cash impairment, accelerated depreciation and other charges, not reflected in the table above, and $578 million primarily in employee workforce reduction and contract related charges, which are reflected in the table above. We incurred $492 million in cash outflows related to restructuring actions, primarily for employee severance payments.

For the year ended December 31, 2021, restructuring and other initiatives primarily included exit activities at our Power business related to our new coal build wind-down actions, which included the exit of certain product lines, closing certain manufacturing and office facilities and other workforce reduction programs. We recorded total charges of $819 million, consisting of $164 million primarily in non-cash impairment, accelerated depreciation and other charges, not reflected in the table above, and $655 million primarily in employee workforce reduction charges, which are reflected in the table above. We incurred $781 million in cash outflows related to restructuring actions, primarily for employee severance payments.

For the year ended December 31, 2020, restructuring and other initiatives primarily included actions related to the impacts of the COVID-19 pandemic on our Aerospace business and Corporate cost reduction programs, which included closing certain manufacturing and office facilities and other workforce reduction programs. We recorded total charges of $1,254 million, consisting of $394 million in non-cash asset impairments and other charges, not reflected in the table above, and $860 million primarily in workforce reduction charges, which are reflected in the table above. We incurred $1,175 million in cash outflows related to restructuring actions, primarily for employee severance payments.

SEPARATION COSTS. In November 2021, the company announced its plan to form three industry-leading, global public companies focused on the growth sectors of aviation, healthcare, and energy. As a result of this plan, we expect to incur separation, transition, and operational costs, which will depend on specifics of the transactions.

We incurred pre-tax separation costs of $973 million, primarily related to employee costs, costs to establish certain stand-alone functions and information technology systems, professional fees, and other transformation and transaction costs to transition to three stand-alone public companies, for the year ended December 31, 2022. These costs are presented as separation costs in our consolidated Statement of Earnings (Loss). In addition, we incurred $71 million of net tax benefit, including taxes associated with planned legal entity restructuring and changes to indefinite reinvestment of foreign earnings, for the year ended December 31, 2022. We spent $261 million in cash for the year ended December 31, 2022.

NOTE 21. FAIR VALUE MEASUREMENTS Our assets and liabilities measured at fair value on a recurring basis include debt securities mainly supporting obligations to annuitants and policyholders in our run-off insurance operations, our equity interests in AerCap and Baker Hughes, and derivatives.

ASSETS AND LIABILITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS

December 31	Level 1		Level 2		Level 3(a)		Netting adjustment(d)		Net balance(b)	
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Investment securities	$ 6,754	$ 11,434	$ 30,483	$ 35,849	$ 6,421	$ 7,222	$ —	$ —	$ 43,657	$ 54,506
Derivatives	—	—	1,340	1,357	1	17	(859)	(691)	482	684
Total assets	$ 6,754	$ 11,434	$ 31,823	$ 37,207	$ 6,421	$ 7,239	$ (859)	$ (691)	$ 44,139	$ 55,189
Derivatives	$ —	$ —	$ 1,444	$ 891	$ 7	$ 1	$ (862)	$ (681)	$ 589	$ 212
Other(c)	—	—	627	863	—	—	—	—	627	863
Total liabilities	$ —	$ —	$ 2,071	$ 1,754	$ 7	$ 1	$ (862)	$ (681)	$ 1,216	$ 1,075

(a) Included $3,548 million of U.S. corporate debt securities, $1,386 million of Mortgage and asset-backed debt securities, and the $900 million AerCap note at December 31, 2022. Included $4,228 million of U.S. corporate debt securities, $1,427 million of Mortgage and asset-backed debt securities, and the $993 million AerCap note at December 31, 2021.
(b) See Notes 3 and 22 for further information on the composition of our investment securities and derivative portfolios.
(c) Primarily represents the liabilities associated with certain of our deferred incentive compensation plans.
(d) The netting of derivative receivables and payables is permitted when a legally enforceable master netting agreement exists. Amounts include fair value adjustments related to our own and counterparty non-performance risk.

LEVEL 3 INSTRUMENTS. The majority of our Level 3 balances comprised debt securities classified as available-for-sale with changes in fair value recorded in Other comprehensive income.

	Balance at January 1	Net realized/ unrealized gains(losses)(a)	Purchases(b)	Sales & Settlements	Transfers into Level 3	Transfers out of Level 3	Balance at December 31
2022							
Investment securities	$ 7,222	$ (1,002)	$ 973	$ (628)	$ 57	$ (201)	$ 6,421
2021							
Investment securities	$ 5,866	$ (261)	$ 2,589	$ (943)	$ 6	$ (35)	$ 7,222

(a) Primarily included net unrealized gains (losses) of $(994) million and $(288) million in Other comprehensive income for the years ended December 31, 2022 and 2021, respectively.
(b) Included $508 million of U.S. corporate debt securities and $302 million of Mortgage and asset-backed debt securities for the year ended December 31, 2022. Included $1,084 million of Mortgage and asset-backed debt securities and $1,000 million AerCap senior note received as partial consideration on the completion of the GECAS transaction for the year ended December 31, 2021.

The majority of these Level 3 securities are fair valued using non-binding broker quotes or other third-party sources that utilize a number of different unobservable inputs not subject to meaningful aggregation.

NOTE 22. FINANCIAL INSTRUMENTS. The following table provides information about assets and liabilities not carried at fair value and excludes finance leases, equity securities without readily determinable fair value and non-financial assets and liabilities. Substantially all of these assets are considered to be Level 3 and the vast majority of our liabilities' fair value are considered Level 2.

		December 31, 2022		December 31, 2021	
		Carrying amount (net)	Estimated fair value	Carrying amount (net)	Estimated fair value
Assets	Loans and other receivables	$ 2,695	$ 2,560	$ 2,706	$ 2,853
Liabilities	Borrowings (Note 10)	$ 32,350	$ 31,410	$ 35,186	$ 41,207
	Investment contracts (Note 12)	1,771	1,822	1,909	2,282

Assets and liabilities that are reflected in the accompanying financial statements at fair value are not included in the above disclosures; such items include cash and equivalents, investment securities and derivative financial instruments.

DERIVATIVES AND HEDGING. Our policy requires that derivatives are used solely for managing risks and not for speculative purposes. We use derivatives to manage currency risks related to foreign exchange, and interest rate and currency risk between financial assets and liabilities, and certain equity investments and commodity prices.

We use cash flow hedges primarily to reduce or eliminate the effects of foreign exchange rate changes, net investment hedges to hedge investments in foreign operations as well as fair value hedges to hedge the effects of interest rate and currency changes on debt it has issued. We also use derivatives not designated as hedges from an accounting standpoint (and therefore we do not apply hedge accounting to the relationship) but otherwise serve the same economic purpose as other hedging arrangements. We use economic hedges when we have exposures to currency exchange risk for which we are unable to meet the requirements for hedge accounting or when changes in the carrying amount of the hedged item are already recorded in earnings in the same period as the derivative making hedge accounting unnecessary. Even though the derivative is an effective economic hedge, there may be a net effect on earnings in each period due to differences in the timing of earnings recognition between the derivative and the hedged item.

FAIR VALUE OF DERIVATIVES

	December 31, 2022			December 31, 2021		
	Gross Notional	All other assets	All other liabilities	Gross Notional	All other assets	All other liabilities
Currency exchange contracts	$ 8,484	$ 164	$ 312	$ 7,214	$ 114	$ 122
Interest rate contracts				2,071	75	4
Derivatives accounted for as hedges	$ 8,484	$ 164	$ 312	$ 9,285	$ 188	$ 126
Currency exchange contracts	$ 56,950	$ 977	$ 1,118	$ 64,097	$ 794	$ 756
Interest rate contracts	43	—	1	1,369	5	1
Other contracts	914	200	20	1,674	387	10
Derivatives not accounted for as hedges	$ 57,907	$ 1,178	$ 1,139	$ 67,140	$ 1,186	$ 767
Gross derivatives	$ 66,392	$ 1,341	$ 1,451	$ 76,425	$ 1,374	$ 893
Netting and credit adjustments		$ (859)	$ (862)		$ (637)	$ (639)
Cash collateral adjustments		—	—		(54)	(42)
Net derivatives recognized in statement of financial position		$ 482	$ 589		$ 684	$ 212
Net accrued interest		$ —	$ (4)		$ 10	$ 5
Securities held as collateral		—	—		(2)	—
Net amount		$ 482	$ 585		$ 691	$ 217

FAIR VALUE HEDGES. As of December 31, 2022, all fair value hedges were terminated due to exposure management actions, including debt maturities. Gains (losses) associated with the terminated hedging relationships will continue to amortize into interest expense until the bonds mature. The cumulative amount of hedging adjustments of $1,240 million (all on discontinued hedging relationships) was included in the carrying amount of the previously hedged liability of $9,933 million. At December 31, 2021, the cumulative amount of hedging adjustments of $2,072 million (including $2,073 million on discontinued hedging relationships) was included in the carrying amount of the previously hedged liability of $16,819 million. The cumulative amount of hedging adjustments was primarily recorded in long-term borrowings.

CASH FLOW HEDGES AND NET INVESTMENT HEDGES

	Gain (loss) recognized in AOCI for the year ended December 31		
	2022	2021	2020
Cash flow hedges(a)	$ (206)	$ (86)	$ (61)
Net investment hedges(b)	230	487	(675)

(a) Primarily related to currency exchange contracts.

(b) The carrying value of foreign currency debt designated as net investment hedges was $3,329 million and $4,061 million at December 31, 2022 and 2021, respectively. The total reclassified from AOCI into earnings was zero, $(87) million and zero for the years ended December 31, 2022, 2021 and 2020, respectively.

Changes in the fair value of cash flow hedges are recorded in AOCI and recorded in earnings in the period in which the hedged transaction occurs. The total amount in AOCI related to cash flow hedges of forecasted transactions was a $111 million loss at December 31, 2022. We expect to reclassify $106 million of loss to earnings in the next 12 months contemporaneously with the earnings effects of the related forecasted transactions. At December 31, 2022, the maximum term of derivative instruments that hedge forecasted transactions was approximately 12 years.

The table below presents the gains (losses) of our derivative financial instruments in the Statement of Earnings (Loss):

| | **2022** | | | | | **2021** | | | | |
	Revenues	Debt Extinguishment Costs	Interest Expense	SG&A	Other(a)	Revenues	Debt Extinguishment Costs	Interest Expense	SG&A	Other(a)
	$ 76,555	$ 465	$ 1,607	$12,781	$56,766	$ 74,196	$ 6,524	$ 1,876	$11,716	$56,719
Effect of cash flow hedges	$ (23)	$ —	$ (20)	$ (2)	$ (34)	$ 27	$ —	$ (40)	$ 1	$ (67)
Hedged items			127				70	1,413		
Derivatives designated as hedging instruments			(143)				(66)	(1,549)		
Effect of fair value hedges			$ (16)				$ 3	$ (135)		
Currency exchange contracts	$ 5	$ —	$ —	$ (133)	$ (737)	$ (6)	$ (16)	$ (18)	$ (127)	$ 44
Interest rate, commodity and equity contracts(b)	1	159	(4)	(135)	161	1	52	(3)	183	191
Effect of derivatives not designated as hedges	$ 7	$ 159	$ (4)	$ (269)	$ (575)	$ (5)	$ 35	$ (22)	$ 56	$ 235

(a) Amounts are inclusive of cost of sales and other income (loss).

(b) SG&A was primarily driven by hedges of deferred incentive compensation, Other Income (loss) by hedges of Baker Hughes equity sale, and Debt Extinguishment Costs by hedges of debt tenders. These hedging programs were to offset the earnings impact of the underlying.

COUNTERPARTY CREDIT RISK. Our exposures to counterparties (including accrued interest), net of collateral we held, was $308 million and $564 million at December 31, 2022 and December 31, 2021, respectively. Counterparties' exposures to our derivative liability (including accrued interest), net of collateral posted by us, was $505 million and $159 million at December 31, 2022 and December 31, 2021, respectively.

NOTE 23. VARIABLE INTEREST ENTITIES. In our Statement of Financial Position, we have assets of $401 million and $491 million and liabilities of $206 million and $206 million at December 31, 2022 and December 31, 2021, respectively, in consolidated Variable Interest Entities (VIEs). These entities were created to help our customers facilitate or finance the purchase of GE equipment and services and have no features that could expose us to losses that would significantly exceed the difference between the consolidated assets and liabilities.

Our investments in unconsolidated VIEs were $5,917 million and $5,034 million at December 31, 2022 and December 31, 2021, respectively. Of these investments, $1,481 million and $1,481 million were owned by EFS, comprising equity method investments, primarily renewable energy tax equity investments, at December 31, 2022 and December 31, 2021, respectively. In addition, $4,219 million and $3,333 million were owned by our run-off insurance operations, primarily comprising of equity method investments at December 31, 2022 and December 31, 2021, respectively. The increase in investments in unconsolidated VIEs in our run-off insurance operations reflects strategic initiatives to invest in higher-yielding asset classes. Our maximum exposure to loss in respect of unconsolidated VIEs is increased by our commitments to make additional investments in these entities described in Note 24.

NOTE 24. COMMITMENTS, GUARANTEES, PRODUCT WARRANTIES AND OTHER LOSS CONTINGENCIES

COMMITMENTS. We had total investment commitments of $3,877 million at December 31, 2022. The commitments primarily comprise investments by our run-off insurance operations in investment securities and other assets of $3,778 million and included within these commitments are obligations to make investments in unconsolidated VIEs of $3,773 million. See Note 23 for further information.

As of December 31, 2022, in our Aerospace segment, we have committed to provide financing assistance of $2,390 million of future customer acquisitions of aircraft equipped with our engines.

GUARANTEES. At December 31, 2022, we were committed under the following guarantee arrangements:

Credit support. We have provided $1,143 million of credit support on behalf of certain customers or associated companies, predominantly joint ventures and partnerships, using arrangements such as standby letters of credit and performance guarantees. The liability for such credit support was $32 million.

Indemnification agreements - Continuing Operations. We have $534 million of indemnification commitments, including representations and warranties in sales of business assets, for which we recorded a liability of $80 million.

Indemnification agreements - Discontinued Operations. We have provided specific indemnities to buyers of assets of our business that, in the aggregate, represent a maximum potential claim of $717 million with related reserves of $77 million.

PRODUCT WARRANTIES. We provide for estimated product warranty expenses when we sell the related products. Because warranty estimates are forecasts that are based on the best available information, mostly historical claims experience, claims costs may differ from amounts provided. An analysis of changes in the liability for product warranties follows.

	2022	2021	2020
Balance at January 1	$ 1,891	$ 2,054	$ 2,165
Current-year provisions(a)	1,319	862	788
Expenditures	(967)	(945)	(913)
Other changes	(90)	(81)	14
Balance at December 31	$ 2,153	$ 1,891	$ 2,054

(a) The increase in current-year provisions is primarily related to Renewable Energy, which was substantially all due to changes in estimates on pre-existing warranties and related to the deployment of repairs and other corrective measures.

LEGAL MATTERS. In the normal course of our business, we are involved from time to time in various arbitrations, class actions, commercial litigation, investigations and other legal, regulatory or governmental actions, including the significant matters described below that could have a material impact on our results of operations. In many proceedings, including the specific matters described below, it is inherently difficult to determine whether any loss is probable or even reasonably possible or to estimate the size or range of the possible loss, and accruals for legal matters are not recorded until a loss for a particular matter is considered probable and reasonably estimable. Given the nature of legal matters and the complexities involved, it is often difficult to predict and determine a meaningful estimate of loss or range of loss until we know, among other factors, the particular claims involved, the likelihood of success of our defenses to those claims, the damages or other relief sought, how discovery or other procedural considerations will affect the outcome, the settlement posture of other parties and other factors that may have a material effect on the outcome. For these matters, unless otherwise specified, we do not believe it is possible to provide a meaningful estimate of loss at this time. Moreover, it is not uncommon for legal matters to be resolved over many years, during which time relevant developments and new information must be continuously evaluated.

Alstom legacy legal matters. In 2015, we acquired the Steam Power, Renewables and Grid businesses from Alstom, which prior to our acquisition were the subject of significant cases involving anti-competitive activities and improper payments. We had reserves of $455 million and $567 million at December 31, 2022 and 2021, respectively, for legal and compliance matters related to the legacy business practices that were the subject of cases in various jurisdictions. Allegations in these cases relate to claimed anti-competitive conduct or improper payments in the pre-acquisition period as the source of legal violations or damages. Given the significant litigation and compliance activity related to these matters and our ongoing efforts to resolve them, it is difficult to assess whether the disbursements will ultimately be consistent with the reserve established. The estimation of this reserve may not reflect the full range of uncertainties and unpredictable outcomes inherent in litigation and investigations of this nature, and at this time we are unable to develop a meaningful estimate of the range of reasonably possible additional losses beyond the amount of this reserve. Factors that can affect the ultimate amount of losses associated with these and related matters include the way cooperation is assessed and valued, prosecutorial discretion in the determination of damages, formulas for determining disgorgement, fines or penalties, the duration and amount of legal and investigative resources applied, political and social influences within each jurisdiction, and tax consequences of any settlements or previous deductions, among other considerations. Actual losses arising from claims in these and related matters could exceed the amount provided.

Shareholder and related lawsuits. Since November 2017, several putative shareholder class actions under the federal securities laws have been filed against GE and certain affiliated individuals and consolidated into a single action currently pending in the U.S. District Court for the Southern District of New York (the Hachem case). In October 2019, the lead plaintiff filed a fifth amended consolidated class action complaint naming as defendants GE and current and former GE executive officers. It alleges violations of Sections 10(b) and 20(a) and Rule 10b-5 of the Securities Exchange Act of 1934 related to insurance reserves and accounting for long-term service agreements and seeks damages on behalf of shareholders who acquired GE stock between February 27, 2013 and January 23, 2018. GE filed a motion to dismiss in December 2019. In January 2021, the court granted defendants' motion to dismiss as to the majority of the claims. Specifically, the court dismissed all claims related to insurance reserves, as well as all claims related to accounting for long-term service agreements, with the exception of certain claims about historic disclosures related to factoring in the Power business that survive as to GE and its former CFO Jeffrey S. Bornstein. All other individual defendants have been dismissed from the case. In April 2022, the court granted the plaintiffs' motion for class certification for shareholders who acquired stock between February 26, 2016 and January 23, 2018, and granted the plaintiffs' request to amend their complaint. In September 2022, GE filed a motion for summary judgment on the plaintiffs' remaining claims.

Since February 2018, multiple shareholder derivative lawsuits have been filed against current and former GE executive officers and members of GE's Board of Directors and GE (as nominal defendant). These lawsuits have alleged violations of securities laws, breaches of fiduciary duties, unjust enrichment, waste of corporate assets, abuse of control and gross mismanagement, although the specific matters underlying the allegations in the lawsuits have varied. Two shareholder derivative lawsuits are currently pending: the Lindsey and Priest/Tola cases, which were filed in New York state court. The allegations in these two cases relate to substantially the same facts as those underlying the Hachem case. The plaintiffs seek unspecified damages and improvements in GE's corporate governance and internal procedures. The Lindsey case has been stayed by agreement of the parties, and GE filed a motion to dismiss the Priest/Tola complaint in March 2021.

In July 2018, a putative class action (the Mahar case) was filed in New York state court naming as defendants GE, former GE executive officers, a former member of GE's Board of Directors and KPMG. It alleged violations of Sections 11, 12 and 15 of the Securities Act of 1933 based on alleged misstatements related to insurance reserves and performance of GE's business segments in GE Stock Direct Plan registration statements and documents incorporated therein by reference and seeks damages on behalf of shareholders who acquired GE stock between July 20, 2015 and July 19, 2018 through the GE Stock Direct Plan. In February 2019, this case was dismissed. In March 2019, plaintiffs filed an amended derivative complaint naming the same defendants. In April 2019, GE filed a motion to dismiss the amended complaint. In October 2019, the court denied GE's motion to dismiss and stayed the case pending the outcome of the Hachem case. In November 2019, the plaintiffs moved to re-argue to challenge the stay, and GE cross-moved to re-argue the denial of the motion to dismiss and filed a notice of appeal. The court denied both motions for re-argument, and in November 2020, the Appellate Division First Department affirmed the court's denial of GE's motion to dismiss. In January 2021, GE filed a motion for leave to appeal to the New York Court of Appeals, and that motion was denied in March 2021.

In February 2019, a securities action (the Touchstone case) was filed in the U.S. District Court for the Southern District of New York naming as defendants GE and current and former GE executive officers. It alleges violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Section 1707.43 of the Ohio Securities Act and common law fraud based on alleged misstatements regarding insurance reserves, GE Power's revenue recognition practices related to long term service agreements, GE's acquisition of Alstom, and the goodwill recognized in connection with that transaction. The lawsuit seeks damages on behalf of six institutional investors who purchased GE common stock between August 1, 2014 and October 30, 2018 and rescission of those purchases. In May 2021, the plaintiffs filed an amended complaint, and GE in June 2021 filed a motion to dismiss that complaint. In September 2022, the court granted GE's motion to the dismiss the plaintiffs' case with no opportunity to replead their case. In January 2023, the plaintiffs filed an appeal of the court's dismissal of their case with the U.S. Court of Appeals for the Second Circuit.

As previously reported by Baker Hughes, in March 2019, two derivative lawsuits were filed in the Delaware Court of Chancery naming as defendants GE, directors of Baker Hughes (including former members of GE's Board of Directors and current and former GE executive officers) and Baker Hughes (as nominal defendant), and the court issued an order consolidating these two actions (the Schippnick case). The complaint as amended in May 2019 alleges, among other things, that GE and the Baker Hughes directors breached their fiduciary duties, and that GE was unjustly enriched by entering into transactions and agreements related to GE's sales of approximately 12% of its ownership interest in Baker Hughes in November 2018. The complaint seeks declaratory relief, disgorgement of profits, an award of damages, pre- and post-judgment interest and attorneys' fees and costs. In May 2019, the plaintiffs voluntarily dismissed their claims against the directors who were members of the Baker Hughes Conflicts Committee and a former Baker Hughes director. In October 2019, the Court denied the remaining defendants' motions to dismiss, except with respect to the unjust enrichment claim against GE, which has been dismissed. In November 2019, the defendants filed their answer to the complaint, and a special litigation committee of the Baker Hughes Board of Directors moved for an order staying all proceedings in this action pending completion of the committee's investigation of the allegations and claims asserted in the complaint. In October 2020, the special litigation committee filed a report with the Court recommending that the derivative action be terminated. In January 2021, the special committee filed a motion to terminate the action.

GE Retirement Savings Plan class actions. Four putative class action lawsuits have been filed regarding the oversight of the GE RSP, and those class actions have been consolidated into a single action in the U.S. District Court for the District of Massachusetts. The consolidated complaint names as defendants GE, GE Asset Management, current and former GE and GE Asset Management executive officers and employees who served on fiduciary bodies responsible for aspects of the GE RSP during the class period. Like similar lawsuits that have been brought against other companies in recent years, this action alleges that the defendants breached their fiduciary duties under the Employee Retirement Income Security Act (ERISA) in their oversight of the GE RSP, principally by retaining five proprietary funds that plaintiffs allege were underperforming as investment options for plan participants and by charging higher management fees than some alternative funds. The plaintiffs seek unspecified damages on behalf of a class of GE RSP participants and beneficiaries from September 26, 2011 through the date of any judgment. In August and December 2018, the court issued orders dismissing one count of the complaint and denying GE's motion to dismiss the remaining counts. In September 2022, both GE and the plaintiffs filed motions for summary judgment on the remaining claims.

Bank BPH. As previously reported, Bank BPH, along with other Polish banks, has been subject to ongoing litigation in Poland related to its portfolio of floating rate residential mortgage loans, with cases brought by individual borrowers seeking relief related to their foreign currency indexed or denominated mortgage loans in various courts throughout Poland. At December 31, 2022, approximately 85% of the Bank BPH portfolio is indexed to or denominated in foreign currencies (primarily Swiss francs), and the total portfolio had a carrying value, net of reserves, of $1,199 million. We continue to observe an increase in the number of lawsuits being brought against Bank BPH and other banks in Poland, and we expect this to continue in future reporting periods.

We estimate potential losses for Bank BPH in connection with borrower litigation cases that are pending by recording legal reserves, as well as in connection with potential future cases or other adverse developments as part of our ongoing valuation of the Bank BPH portfolio, which we record at the lower of cost or fair value, less cost to sell. The total amount of estimated losses was $1,359 million and $755 million at December 31, 2022 and 2021, respectively. We update our assumptions underlying the amount of estimated losses based primarily on the number of lawsuits filed and estimated to be filed in the future, whether liability will be established in lawsuits and the nature of the remedy ordered by courts if liability is established. The increase in the amount of estimated losses during 2022 was driven primarily by increases in the number of lawsuits filed and estimated to be filed in the future and increased findings of liability. We expect the trends we have previously reported of an increasing number of lawsuits being filed, more findings of liability and more severe remedies being ordered against Polish banks (including Bank BPH) to continue in future reporting periods, although Bank BPH is unable at this time to develop a meaningful estimate of reasonably possible losses associated with active and inactive Bank BPH mortgage loans beyond the amounts currently recorded. Additional factors may also affect our estimated losses over time, including: potentially significant judicial decisions or binding resolutions by the European Court of Justice (ECJ) or the Polish Supreme Court; the impact of any of these or other future or recent decisions or resolutions (including an expected ECJ ruling that could adversely impact the remedy cost to Polish banks upon a finding of liability, and the Polish Supreme Court binding resolution delivered verbally in May 2021 with written reasoning issued in July 2021) on how Polish courts will interpret and apply the law in particular cases and how borrower behavior may change in response, neither of which are known immediately upon the issuance of a decision or resolution; financial, economic and other conditions in Poland that may adversely affect borrowers; uncertainty related to a proposal by the Chairman of the Polish Financial Supervisory Authority in December 2020 that banks voluntarily offer borrowers an opportunity to convert their foreign currency indexed or denominated mortgage loans to Polish zlotys using an exchange rate applicable at the date of loan origination, and about the various settlement strategies or other approaches that Polish banks have increasingly adopted or will adopt, or that Bank BPH may adopt in the future, in response to this proposal or other factors, the approaches that regulators and other government authorities will adopt in response, the receptivity of borrowers to settlement offers; and the financial and capital impact on banks that adopt settlement programs; and any potential legislation that may be passed in Poland relating to foreign exchange indexed or denominated mortgage loans. In addition, there is continued uncertainty arising from investigations of the Polish Office of Competition and Consumer Protection (UOKiK), including existing or anticipated UOKiK and court decisions resulting from those investigations, particularly UOKiK's investigation into the adequacy of disclosure of foreign exchange risk by banks (including BPH) and the legality under Polish law of unlimited foreign exchange risk on customers. Future adverse developments related to any of the foregoing, or other adverse developments such as actions by regulators, legislators or other governmental authorities (including UOKiK), likely would have a material adverse effect on Bank BPH and the carrying value of its mortgage loan portfolio as well as result in additional required capital contributions to Bank BPH or significant losses beyond the amounts that we currently estimate.

ENVIRONMENTAL, HEALTH AND SAFETY MATTERS. Our operations, like operations of other companies engaged in similar businesses, involve the use, disposal and cleanup of substances regulated under environmental protection laws and nuclear decommissioning regulations. We have obligations for ongoing and future environmental remediation activities, such as the Housatonic River cleanup described below, and may incur additional liabilities in connection with previously remediated sites, such as natural resource damages for the Hudson River where GE completed dredging in 2019. Additionally, like many other industrial companies, we and our subsidiaries are defendants in various lawsuits related to alleged worker exposure to asbestos or other hazardous materials. Liabilities for environmental remediation, nuclear decommissioning and worker exposure claims exclude possible insurance recoveries. It is reasonably possible that our exposure will exceed amounts accrued. However, due to uncertainties about the status of laws, regulations, technology and information related to individual sites and lawsuits, such amounts are not reasonably estimable. Total reserves related to environmental remediation, nuclear decommissioning and worker exposure claims were $2,686 million and $2,660 million at December 31, 2022 and 2021, respectively.

As previously reported, in 2000, GE and the Environmental Protection Agency (EPA) entered into a consent decree relating to PCB cleanup of the Housatonic River in Massachusetts. In October 2016, EPA issued its final decision pursuant to the consent decree. In January 2018, the EPA's Environmental Appeals Board (EAB) remanded the decision back to the EPA with instruction to reissue a revised final remedy. After successful mediation with key stakeholders (including EPA, GE, certain towns, and environmental groups), public comment and further review by the EAB, the final revised permit (issued in January 2021) became effective in March 2022. In May 2022, two environmental advocacy groups petitioned the U.S. Court of Appeals for the First Circuit to review the EPA's final permit. As of December 31, 2022 and based on its assessment of current facts and circumstances and its defenses, GE believes that it has recorded adequate reserves to cover future obligations associated with the proposed final remedy.

Expenditures for site remediation, nuclear decommissioning and worker exposure claims amounted to approximately $231 million, $193 million and $180 million for the years ended December 31, 2022, 2021 and 2020, respectively. We presently expect that such expenditures will be approximately $250 million and $300 million in 2023 and 2024, respectively.

NOTE 25. OPERATING SEGMENTS

BASIS FOR PRESENTATION. Our operating businesses are organized based on the nature of markets and customers. Segment accounting policies are the same as described and referenced in Note 1. A description of our operating segments as of December 31, 2022 can be found in the Segment Operations section within MD&A.

REVENUES	Total revenues			Intersegment revenues			External revenues		
Years ended December 31	2022	2021	2020	2022	2021	2020	2022	2021	2020
Aerospace	$ 26,050	$ 21,310	$ 22,042	$ 660	$ 1,036	$ 1,445	$ 25,390	$ 20,274	$ 20,597
Renewable Energy	12,977	15,697	15,666	80	138	142	12,896	15,559	15,523
Power	16,262	16,903	17,589	267	345	352	15,995	16,558	17,237
HealthCare	18,461	17,725	18,009	—	1	1	18,461	17,724	18,008
Corporate	2,806	2,561	2,528	(1,008)	(1,520)	(1,941)	3,814	4,081	4,468
Total	$ 76,555	$ 74,196	$ 75,833	$ —	$ —	$ —	$ 76,555	$ 74,196	$ 75,833

	Years ended December 31								
	2022			2021			2020		
	Equipment	Services	Total	Equipment	Services	Total	Equipment	Services	Total
Aerospace	$ 7,842	$ 18,207	$ 26,050	$ 7,531	$ 13,780	$ 21,310	$ 8,582	$ 13,460	$ 22,042
Renewable Energy	10,191	2,785	12,977	13,224	2,473	15,697	12,859	2,807	15,666
Power	4,737	11,526	16,262	5,035	11,868	16,903	6,707	10,883	17,589
HealthCare	9,643	8,818	18,461	9,104	8,620	17,725	9,992	8,017	18,009
Total segment revenues	$ 32,413	$ 41,336	$ 73,749	$ 34,894	$ 36,741	$ 71,635	$ 38,140	$ 35,166	$ 73,306

SEGMENT REVENUES		Years ended December 31		
		2022	2021	2020
Commercial Engines & Services	$	18,665	$ 14,360	$ 14,479
Military		4,410	4,136	4,572
Systems & Other		2,975	2,814	2,991
Aerospace	$	26,050	$ 21,310	$ 22,042
Onshore Wind	$	8,373	$ 11,026	$ 10,881
Grid Solutions equipment and services		3,086	3,207	3,585
Hydro, Offshore Wind and Hybrid Solutions		1,518	1,464	1,200
Renewable Energy	$	12,977	$ 15,697	$ 15,666
Gas Power	$	12,072	$ 12,080	$ 12,655
Steam Power		2,643	3,241	3,557
Power Conversion, Nuclear and other		1,547	1,582	1,378
Power	$	16,262	$ 16,903	$ 17,589
Healthcare Systems	$	16,489	$ 15,694	$ 15,387
Pharmaceutical Diagnostics		1,972	2,031	1,792
BioPharma		—	—	830
HealthCare	$	18,461	$ 17,725	$ 18,009
Total segment revenues	$	73,749	$ 71,635	$ 73,306
Corporate	$	2,806	$ 2,561	$ 2,528
Total revenues	$	76,555	$ 74,196	$ 75,833

Revenues are classified according to the region to which equipment and services are sold. For purposes of this analysis, the U.S. is presented separately from the remainder of the Americas.

Year ended December 31, 2022	Aerospace	Renewable Energy	Power	HealthCare	Corporate	Total
U.S.	$ 10,722	$ 6,265	$ 5,121	$ 8,078	$ 2,850	$ 33,036
Non-U.S.						
Europe	6,013	3,023	3,484	3,697	68	16,284
China region	2,154	216	1,173	2,525	(5)	6,062
Asia (excluding China region)	2,731	1,396	2,101	2,225	(129)	8,324
Americas	1,713	1,120	1,931	1,038	(14)	5,788
Middle East and Africa	2,719	956	2,453	897	36	7,060
Total Non-U.S.	$ 15,328	$ 6,711	$ 11,142	$ 10,383	$ (44)	$ 43,519
Total geographic revenues	$ 26,050	$ 12,977	$ 16,262	$ 18,461	$ 2,806	$ 76,555
Non-U.S. revenues as a % of total revenues	59 %	52 %	69 %	56 %		57 %

Year ended December 31, 2021	Aerospace		Renewable Energy		Power		HealthCare		Corporate		Total	
U.S.	$	9,675	$	7,275	$	6,186	$	7,229	$	2,473	$	32,838
Non-U.S.												
Europe		3,920		3,651		3,621		3,702		52		14,946
China region		2,419		464		1,145		2,700		16		6,744
Asia (excluding China region)		1,758		1,959		2,090		2,345		(45)		8,107
Americas		1,310		1,009		1,239		923		(4)		4,476
Middle East and Africa		2,228		1,340		2,622		826		69		7,085
Total Non-U.S.	$	11,635	$	8,422	$	10,717	$	10,496	$	88	$	41,358
Total geographic revenues	$	21,310	$	15,697	$	16,903	$	17,725	$	2,561	$	74,196
Non-U.S. revenues as a % of total revenues		55 %		54 %		63 %		59 %				56 %

Year ended December 31, 2020												
U.S.	$	11,239	$	7,846	$	6,186	$	7,611	$	2,336	$	35,217
Non-U.S.												
Europe		4,288		3,047		2,895		3,952		159		14,342
China region		2,078		1,156		1,253		2,455		35		6,978
Asia (excluding China region)		1,842		1,484		2,707		2,264		(55)		8,241
Americas		882		819		1,483		879		1		4,064
Middle East and Africa		1,713		1,314		3,064		848		52		6,991
Total Non-U.S.	$	10,803	$	7,820	$	11,403	$	10,398	$	192	$	40,616
Total geographic revenues	$	22,042	$	15,666	$	17,589	$	18,009	$	2,528	$	75,833
Non-U.S. revenues as a % of total revenues		49 %		50 %		65 %		58 %				54 %

REMAINING PERFORMANCE OBLIGATION. As of December 31, 2022, the aggregate amount of the contracted revenues allocated to our unsatisfied (or partially unsatisfied) performance obligations was $250,997 million. We expect to recognize revenue as we satisfy our remaining performance obligations as follows: 1) equipment-related remaining performance obligation of $48,936 million of which 59%, 81% and 98% is expected to be recognized within 1, 2 and 5 years, respectively, and the remaining thereafter; and 2) services-related remaining performance obligations of $202,061 million of which 13%, 46%, 70% and 84% is expected to be recognized within 1, 5, 10 and 15 years, respectively, and the remaining thereafter. Contract modifications could affect both the timing to complete as well as the amount to be received as we fulfill the related remaining performance obligations.

Total sales of equipment and services to agencies of the U.S. Government were 6%, 6% and 7% of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively. Within our Aerospace segment, defense-related sales were 5%, 5% and 6% of total revenues for the years ended December 31, 2022, 2021 and 2020, respectively.

PROFIT AND EARNINGS For the years ended December 31		2022	2021	2020
Aerospace	$	4,775 $	2,882 $	1,229
Renewable Energy		(2,240)	(795)	(715)
Power		1,217	726	274
HealthCare		2,705	2,966	3,060
Total segment profit (loss)		6,456	5,778	3,848
Corporate(a)		(3,413)	892	8,061
Interest and other financial charges		(1,552)	(1,813)	(2,018)
Debt extinguishment costs		(465)	(6,524)	(301)
Non-operating benefit income (cost)		532	(1,782)	(2,430)
Goodwill impairments		—	—	(877)
Benefit (provision) for income taxes		(689)	124	333
Preferred stock dividends		(289)	(237)	(474)
Earnings (loss) from continuing operations attributable to GE common shareholders		581	(3,562)	6,141
Earnings (loss) from discontinued operations attributable to GE common shareholders		(644)	(3,195)	(911)
Net earnings (loss) attributable to GE common shareholders	$	(64) $	(6,757) $	5,230

(a) Includes interest and other financial charges of $54 million, $63 million and $50 million and benefit for income taxes of $213 million, $162 million and $154 million related to EFS within Corporate for the years ended December 31, 2022, 2021, and 2020, respectively.

	Assets			Property, plant and equipment additions(a)			Depreciation and amortization		
	At December 31			For the years ended December 31			For the years ended December 31		
	2022	2021	2020	2022	2021	2020	2022	2021	2020
Aerospace	$ 39,243	$ 38,298	$ 38,634	$ 543	$ 445	$ 737	$ 1,037	$ 1,074	$ 1,142
Renewable Energy	15,719	14,804	15,927	275	349	302	412	432	413
Power	22,173	23,569	24,453	210	189	245	506	692	749
HealthCare	26,070	24,770	22,229	310	278	256	640	641	628
Corporate(b)(c)	81,692	94,256	114,220	34	25	40	948	168	531
Total continuing	$ 184,896	$ 195,697	$ 215,463	$ 1,371	$ 1,286	$ 1,579	$ 3,543	$ 3,009	$ 3,464

(a) Additions to property, plant and equipment include amounts relating to principal businesses purchased.
(b) Depreciation and amortization included the Steam asset sale impairment in the first quarter of 2022.
(c) Included deferred income taxes that are presented as assets for purposes of our Statement of Financial Position presentation.

We classify certain assets that cannot meaningfully be associated with specific geographic areas as "Other Global" for this purpose.

December 31	2022	2021
U.S.	$ 126,005	$ 130,956
Non-U.S.		
Europe	36,603	42,213
Asia	11,317	11,534
Americas	6,405	6,406
Other Global	4,566	4,588
Total Non-U.S.	$ 58,892	$ 64,741
Total assets (Continuing operations)	$ 184,896	$ 195,697

The decrease in continuing assets in 2022 was primarily driven by decreases in estimated fair value of our debt securities, depreciation and amortization on property, plant and equipment and intangible assets, including the Steam asset sale impairment, and the effects of a stronger U.S. dollar. Property, plant and equipment – net associated with operations based in the United States were $7,508 million and $8,411 million at December 31, 2022 and 2021, respectively. Property, plant and equipment – net associated with operations based outside the United States were $6,970 million and $7,198 million at December 31, 2022 and 2021, respectively.

NOTE 26. SUMMARIZED FINANCIAL INFORMATION. We account for our remaining interest in Baker Hughes (comprising 7 million shares with approximately 1% ownership interest as of December 31, 2022) at fair value. As of November 3, 2021, our investment in BKR ownership reduced below 20%, and as a result, we no longer have significant influence in BKR. The fair value of our interest in Baker Hughes at December 31, 2022 and 2021 was $207 million and $4,010 million, respectively. We recognized a realized and unrealized pre-tax gain of $912 million ($702 million after-tax) based on a share price of $29.53, a realized and unrealized pre-tax gain of $938 million ($696 million after-tax) based on a share price of $24.06, and a realized and unrealized pre-tax loss of $2,037 million ($1,562 million after-tax) based on a share price of $20.85 for the years ended December 31, 2022, 2021 and 2020, respectively. The 2022 gain, 2021 gain and 2020 loss included a $109 million pre-tax derivative gain, a $129 million pre-tax derivative gain and a $54 million pre-tax derivative loss, respectively, associated with the forward sale of Baker Hughes shares pursuant to our previously announced program to monetize our Baker Hughes position. During the years ended December 31, 2022, 2021 and 2020, we completed forward sales of 160 million, 183 million and 28 million shares and received proceeds of $4,717 million, $4,145 million and $417 million, respectively. In January 2023, we sold our remaining 7 million shares and received net proceeds of $216 million. See Notes 2, 3 and 19 for further information. Summarized financial information of Baker Hughes is as follows.

For the years ended December 31	2022(a)	2021(b)	2020
Revenues	$ —	$ 16,997	$ 20,705
Gross Profit	—	3,276	3,199
Net income (loss)	—	(546)	(15,761)
Net income (loss) attributable to the entity	—	(407)	(9,940)

(a) As of November 3, 2021, our investment in BKR reduced below 20%, and as a result, we no longer have significant influence.
(b) Financial information is from January 1, 2021 to November 3, 2021 (date investment in BKR reduced below 20%).

On November 1, 2021, we received 111.5 million ordinary shares of AerCap (approximately 46% ownership interest) and an AerCap senior note as partial consideration in conjunction with the GECAS transaction, for which we have adopted the fair value option. The fair value of our interest in AerCap, including the note, at December 31, 2022 and 2021 was $7,403 million and $8,287 million, respectively. We recognized an unrealized pre-tax loss of $865 million ($1,052 million after-tax) based on a share price of $58.32 and an unrealized pre-tax and after-tax gain of $711 million based on a share price of $65.42 related to our interest in AerCap for the years ended December 31, 2022 and 2021, respectively. See Notes 2, 3 and 19 for further information. Given AerCap summarized financial information is not available as of the date of this filing, this information is reported on a one quarter lag. Summarized financial information of AerCap is as follows.

For the year ended December 31		2022(a)
Revenues	$	6,627
Net income (loss)		(1,128)
Net income (loss) attributable to the entity		(1,132)

(a) As we are unable to obtain monthly financial data for AerCap to match the exact period of ownership, we reported summarized financial information for AerCap starting October 1, 2021 instead of November 1, 2021.

As of December 31		2022(a)
Flight equipment held for operating leases, net	$	54,611
Other		15,200
Total assets	$	69,811
Debt	$	47,350
Other		6,817
Total liabilities	$	54,167
Noncontrolling interests	$	77

(a) Financial information is from September 30, 2022.

Baker Hughes and AerCap are SEC registrants with separate filing requirements, and their respective financial information can be obtained from www.sec.gov.

GE, within its Aerospace segment, has interests in certain joint ventures formed to manufacture and service commercial jet engines and engine parts, collectively referred to herein as the Commercial Aerospace Joint Ventures. These interests include: CFM International Inc., CFM International SA and CFM Materials, LP, joint operations of the CFM56 and LEAP engine programs with Safran Aircraft Engines, a subsidiary of Safran Group of France; Engine Alliance, LLC, a joint operation of the GP7200 engine program with Raytheon Technologies Corporation via their Pratt & Whitney segment; GE Honda Aero Engines, LLC, a joint operation of the HF120 engine program with Honda Aero, Inc; and Advanced Atomization Technologies, LLC, a joint operation for engine fuel nozzles with Parker-Hannifin Corporation. GE recognizes revenue on sales to these Commercial Aerospace Joint Ventures upon the transfer of its products and services, of which the timing and the amount of revenue recognized could be different than that of the joint ventures. Summarized financial information of these Commercial Aerospace Joint Ventures is as follows.

For the years ended December 31		2022		2021		2020
Revenues	$	23,317	$	17,118	$	15,931
Gross Profit		312		284		359
Net income (loss)		249		(123)		327
Net income (loss) attributable to the entity		237		(140)		312

As of December 31		2022		2021
Current assets	$	13,328	$	8,845
Total assets	$	14,327	$	9,941
Current liabilities	$	12,828	$	8,435
Total liabilities	$	12,887	$	8,470
Noncontrolling interests	$	153	$	147

NOTE 27. QUARTERLY INFORMATION (UNAUDITED)

(Per-share amounts in dollars)	First quarter 2022	First quarter 2021	Second quarter 2022	Second quarter 2021	Third quarter 2022	Third quarter 2021	Fourth quarter 2022	Fourth quarter 2021
Total revenues	$ 17,040	$ 17,071	$ 18,646	$ 18,253	$ 19,084	$ 18,569	$ 21,786	$ 20,303
Sales of equipment and services	16,272	16,316	17,880	17,470	18,438	17,813	21,011	19,492
Cost of equipment and services sold	12,453	12,538	13,244	13,618	14,371	13,401	15,467	14,338
Earnings (loss) from continuing operations	(729)	97	(561)	(571)	(76)	582	2,302	(3,504)
Earnings (loss) from discontinued operations	(286)	(2,894)	(210)	(564)	(85)	602	(64)	(339)
Net earnings (loss)	(1,014)	(2,798)	(771)	(1,135)	(160)	1,184	2,238	(3,843)
Less net earnings (loss) attributable to noncontrolling interests	28	5	19	(3)	4	(73)	16	1
Net earnings (loss) attributable to the Company	$ (1,042)	$ (2,802)	$ (790)	$ (1,131)	$ (165)	$ 1,257	$ 2,222	$ (3,843)
Per-share amounts – earnings (loss) from continuing operations								
Diluted earnings (loss) per share	$ (0.74)	$ 0.02	$ (0.59)	$ (0.57)	$ (0.14)	$ 0.54	$ 1.99	$ (3.24)
Basic earnings (loss) per share	(0.74)	0.02	(0.59)	(0.57)	(0.14)	0.54	2.01	(3.24)
Per-share amounts – earnings (loss) from discontinued operations								
Diluted earnings (loss) per share	(0.26)	(2.63)	(0.19)	(0.51)	(0.08)	0.54	(0.06)	(0.31)
Basic earnings (loss) per share	(0.26)	(2.64)	(0.19)	(0.51)	(0.08)	0.55	(0.06)	(0.31)
Per-share amounts – net earnings (loss)								
Diluted earnings (loss) per share	(0.99)	(2.61)	(0.78)	(1.08)	(0.21)	1.08	1.93	(3.55)
Basic earnings (loss) per share	(0.99)	(2.62)	(0.78)	(1.08)	(0.21)	1.09	1.95	(3.55)
Dividends declared	0.08	0.08	0.08	0.08	0.08	0.08	0.08	0.08

Earnings-per-share amounts are computed independently each quarter for earnings (loss) from continuing operations, earnings (loss) from discontinued operations and net earnings (loss). As a result, the sum of each quarter's per-share amount may not equal the total per-share amount for the respective year; and the sum of per-share amounts from continuing operations and discontinued operations may not equal the total per-share amounts for net earnings (loss) for the respective quarters.

NOTE 28. SUBSEQUENT EVENT. On January 3, 2023 (the Distribution Date), GE completed the previously announced separation of its HealthCare business, into a separate, independent publicly traded company, GE HealthCare Technologies, Inc. (GE HealthCare). The Separation was structured as a tax-free spin-off, and was achieved through GE's pro-rata distribution of approximately 80.1% of the outstanding shares of GE HealthCare to holders of GE common stock. On the Distribution Date, each holder of record of GE common stock received one share of GE HealthCare common stock for every three shares of GE common stock held. As a result of the Separation, GE HealthCare became an independent public company that trades under the symbol "GEHC" on The Nasdaq Stock Market LLC and we will no longer consolidate GE HealthCare into our financial results.

In connection with the Separation, the historical results of GE HealthCare and certain assets and liabilities included in the Separation will be reported in GE's consolidated financial statements as discontinued operations beginning in the first quarter of 2023. GE will prospectively measure its retained ownership interest of approximately 19.9% in GE HealthCare common stock at fair value. This equity ownership interest and the related earnings impact from subsequent changes in its fair value will be recognized in continuing operations. In addition, we expect to fully monetize our stake in GE HealthCare over time.

Also in connection with the Separation, the Company entered into various agreements to effect the Separation and provide a framework for the relationship between GE and GE HealthCare, including a Separation and Distribution Agreement (SDA), a Tax Matters Agreement and a Transition Services Agreement (TSA).

In connection with the Separation and as a result of the legal split of certain plans as set forth in Note 13, net liabilities of approximately $4.0 billion associated with GE's postretirement benefit plans, including a portion of the principal pension plans, the principal retiree benefit plans and other pension plans were transferred to GE HealthCare. Deferred compensation arrangements and other compensation and benefits obligations of approximately $0.7 billion were also transferred to GE HealthCare. The legal split and transfer of the plans and the related liabilities and obligations to GE HealthCare will impact our assumptions and projections used to determine the funding and costs of GE's remaining plans.

In connection with the Separation, GE received $1.5 billion of cash funded by GE HealthCare's additional $2.0 billion of indebtedness incurred on January 3, 2023.

Following the Separation, GE has remaining performance and bank guarantees on behalf of its former HealthCare business. Under the SDA, GE HealthCare is obligated to use reasonable best efforts to replace GE as the guarantor on or terminate all such credit support instruments. Until such termination or replacement, in the event of non-fulfillment of contractual obligations by the relevant obligor(s), GE could be obligated to make payments under the applicable instruments. Under the SDA, GE HealthCare is obligated to reimburse and indemnify GE for any such payments. As of January 3, 2023, GE's maximum aggregate exposure under such credit support instruments is approximately $0.5 billion. Most of these guarantees are not expected to remain in effect as of December 2023. In addition, GE also has an obligation under the TSA to indemnify GE HealthCare for certain of its technology costs of approximately $0.1 billion, which are expected to be incurred by GE HealthCare within the first year following the Separation.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information about our Executive Officers (As of February 1, 2023)

Name	Position	Age	Date assumed Executive Officer Position
H. Lawrence Culp, Jr.	Chairman of the Board & Chief Executive Officer, GE; CEO, GE Aerospace	59	October 2018
Carolina Dybeck Happe	Senior Vice President & Chief Financial Officer, GE	50	March 2020
L. Kevin Cox	Senior Vice President, Chief Human Resources Officer, GE	59	February 2019
Michael J. Holston	Senior Vice President, General Counsel & Secretary, GE	60	April 2018
John Slattery	Senior Vice President, GE; Executive Vice President & Chief Commercial Officer, GE Aerospace	54	September 2020
Russell Stokes	Senior Vice President, GE; President & CEO, Commercial Engines and Services, GE Aerospace	51	September 2018
Scott L. Strazik	Senior Vice President, GE; President & CEO, GE Power and GE Renewable Energy;	44	January 2019
Thomas S. Timko	Vice President, Controller & Chief Accounting Officer, GE	54	September 2018

All Executive Officers are elected by the Board of Directors for an initial term that continues until the Board meeting immediately preceding the next annual statutory meeting of shareholders, and thereafter are elected for one-year terms or until their successors have been elected. Other than Messrs. Culp, Cox, Holston, Slattery and Timko and Ms. Dybeck Happe, the Executive Officers have been executives of General Electric Company for at least five years.

Prior to joining GE in April 2018 as an independent director and being elected to the position of Chairman and CEO in October 2018, Mr. Culp served as CEO at Danaher Corp. (2001-2014); as a senior advisor at Danaher Corp. (2014-2016); as a senior lecturer at Harvard Business School (2015-2018); and as a senior adviser at Bain Capital Private Equity, LP (2017-2018).

Prior to joining GE in March 2020, Ms. Dybeck Happe had been Chief Financial Officer of A.P. Moller - Maersk A/S since 2019 after serving as Chief Financial Officer of Assa Abloy AB since 2012 until 2018.

Prior to joining GE in February 2019, Mr. Cox had been Chief Human Resources Officer at American Express since 2005.

Prior to joining GE in April 2018, Mr. Holston had been general counsel at Merck since 2015, after joining the drugmaker as chief ethics and compliance officer in 2012.

Prior to joining GE in July 2020, Mr. Slattery had been President and Chief Executive Officer of Commercial Aviation for Embraer, S.A. since 2016 after serving as the Chief Commercial Officer for Embraer Commercial Aviation since 2012.

Prior to joining GE in September 2018, Mr. Timko was Vice President, Controller and Chief Accounting Officer at General Motors since 2013.

The remaining information called for by this item is incorporated by reference to "Election of Directors," "Other Governance Policies & Practices", "Board Committees", and "Board Operations" in our definitive proxy statement for our 2023 Annual Meeting of Shareholders to be held May 3, 2023, which will be filed within 120 days of the end of our fiscal year ended December 31, 2022 (the 2023 Proxy Statement).

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)1. Financial Statements

Included in the "Financial Statements and Supplementary Data" section of this report:

Management's Annual Report on Internal Control Over Financial Reporting
Reports of Independent Registered Public Accounting Firms
Statement of Earnings (Loss) for the years ended December 31, 2022, 2021 and 2020
Statement of Financial Position at December 31, 2022 and 2021
Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020
Statement of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and 2020
Statement of Changes in Shareholders' Equity for the years ended December 31, 2022, 2021 and 2020
Notes to consolidated financial statements
Management's Discussion and Analysis of Financial Condition and Results of Operations - Summary of Operating Segments

(a)2. Financial Statement Schedules

The schedules listed in Reg. 210.5-04 have been omitted because they are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

(a)3. Exhibit Index

Exhibit

2(a) Separation and Distribution Agreement, dated November 7, 2022 by and between General Electric Company and GE HealthCare Technologies Inc. (f/k/a GE Healthcare Holding LLC), as amended. (Incorporated by reference to Exhibit 2.1 to GE's Current Report on Form 8-K, January 4, 2023 (Commission file no, 001-00035)).

2(b) Transaction Agreement, dated as of March 9, 2021 by and among GE Ireland USD Holdings ULC, GE Financial Holdings ULC, GE Capital US Holdings, Inc., General Electric Company, AerCap Holdings N.V., AerCap US Aviation LLC, and AerCap Aviation Leasing Limited (Incorporated by reference to Exhibit 2.1 to GE's Current Report on Form 8-K, dated March 12, 2021 (Commission file no. 001-00035)).

3(i) The Restated Certificate of Incorporation of General Electric Company (Incorporated by reference to Exhibit 3(i) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2013), as amended by the Certificate of Amendment, dated December 2, 2015 (Incorporated by reference to Exhibit 3.1 to GE's Current Report on Form 8-K, dated December 3, 2015), as further amended by the Certificate of Amendment, dated January 19, 2016 (Incorporated by reference to Exhibit 3.1 to GE's Current Report on Form 8-K, dated January 20, 2016), as further amended by the Certificate of Change of General Electric Company (Incorporated by reference to Exhibit 3(1) to GE's Current Report on Form 8-K, dated September 1, 2016), as further amended by the Certificate of Amendment, dated May 13, 2019 (Incorporated by reference to Exhibit 3.1 to GE's Current Report on Form 8-K, dated May 13, 2019), as further amended by the Certificate of Change of General Electric Company (Incorporated by reference to Exhibit 3.1 to GE's Current Report on Form 8-K, dated December 9, 2019), as further amended by the Certificate of Amendment, dated July 30, 2021 (Incorporated by reference to Exhibit 3.1 to GE's Current Report on Form 8-K, dated July 30, 2021) (in each case, under Commission file number 001-00035).

3(ii) The By-Laws of General Electric Company, as amended on May 13, 2019 (Incorporated by reference to Exhibit 3.2 to GE's Current Report on Form 8-K dated May 13, 2019) (Commission file number 001-00035)).

4(a) Amended and Restated General Electric Capital Corporation Standard Global Multiple Series Indenture Provisions dated as of February 27, 1997 (Incorporated by reference to Exhibit 4(a) to General Electric Capital Corporation's Registration Statement on Form S-3, File No. 333-59707 (Commission file number 001-06461)).

4(b) Third Amended and Restated Indenture dated as of February 27, 1997, between General Electric Capital Corporation and The Bank of New York Mellon, as successor trustee (Incorporated by reference to Exhibit 4(c) to General Electric Capital Corporation's Registration Statement on Form S-3, File No. 333-59707 (Commission file number 001-06461)).

4(c) First Supplemental Indenture dated as of May 3, 1999, supplemental to Third Amended and Restated Indenture dated as of February 27, 1997 (Incorporated by reference to Exhibit 4(dd) to General Electric Capital Corporation's Post-Effective Amendment No. 1 to Registration Statement on Form S-3, File No. 333-76479 (Commission file number 001-06461)).

4(d) Second Supplemental Indenture dated as of July 2, 2001, supplemental to Third Amended and Restated Indenture dated as of February 27, 1997 (Incorporated by reference to Exhibit 4(f) to General Electric Capital Corporation's Post-Effective Amendment No.1 to Registration Statement on Form S-3, File No. 333-40880 (Commission file number 001-06461)).

4(e) Third Supplemental Indenture dated as of November 22, 2002, supplemental to Third Amended and Restated Indenture dated as of February 27, 1997 (Incorporated by reference to Exhibit 4(cc) to General Electric Capital Corporation's Post-Effective Amendment No. 1 to the Registration Statement on Form S-3, File No. 333-100527 (Commission file number 001-06461)).

4(f) Fourth Supplemental Indenture dated as of August 24, 2007, supplemental to Third Amended and Restated Indenture dated as of February 27, 1997 (Incorporated by reference to Exhibit 4(g) to General Electric Capital Corporation's Registration Statement on Form S-3, File number 333-156929 (Commission file number 001-06461)).

4(g) Senior Note Indenture, dated October 9, 2012, by and between the Company and The Bank of New York Mellon, as trustee (Incorporated by reference to Exhibit 4.1 of GE's Current Report on Form 8-K dated October 9, 2012 (Commission file number 001-00035)).

4(h) Indenture dated as of October 26, 2015, among GE Capital International Funding Company, as issuer, General Electric Company and General Electric Capital Corporation, as guarantors and The Bank of New York Mellon, as trustee (Incorporated by reference to Exhibit 99 to General Electric's Current Report on Form 8-K filed on October 26, 2015 (Commission file number 001-00035)).

4(i) Global Supplemental Indenture dated as of April 10, 2015, among General Electric Capital Corporation, General Electric Company and The Bank of New York Mellon, as trustee. (Incorporated by reference to Exhibit 4(i) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2015 (Commission file number 001-00035)).

4(j) Second Global Supplemental Indenture dated as of December 2, 2015, among General Electric Capital Corporation, General Electric Company and The Bank of New York Mellon, as successor trustee (Incorporated by reference to Exhibit 4.2 to General Electric's Current Report on Form 8-K filed on December 3, 2015 (Commission file number 001-00035)).

4(k) Agreement to furnish to the Securities and Exchange Commission upon request a copy of instruments defining the rights of holders of certain long-term debt of the registrant and consolidated subsidiaries.*

4(l) Description of the Registrant's Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934.*

(10) Except for 10(rr), (ss) and (tt) below, all of the following exhibits consist of Executive Compensation Plans or Arrangements:

(a) GE Executive Life Insurance Plan, as amended and restated January 1, 2020, and all amendments to date, including its most recent amendment effective January 1, 2023.*

(b) GE Leadership Life Insurance Plan, effective January 1, 2020 and all amendments to date, including its most recent amendment January 3, 2023.*

(c) General Electric Directors' Charitable Gift Plan, as amended through December 2002 (Incorporated by reference to Exhibit 10(i) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2002 (Commission file number 001-00035)).

(d) GE Aerospace Supplementary Pension Plan, as amended effective January 1, 2023.*

(e) GE Energy Supplementary Pension Plan, as amended effective January 1, 2023.*

(f) General Electric Restoration Plan, as amended, effective January 1, 2023.*

(g) General Electric 2003 Non-Employee Director Compensation Plan, Amended and Restated as of December 7, 2018 (Incorporated by reference to Exhibit 10(g) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2018(Commission file number 001-00035)).

(h) Form of Director Indemnification Agreement (Incorporated by reference to Exhibit 10(cc) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (Commission file number 001-00035)).

(i) Amendment to Nonqualified Deferred Compensation Plans, dated as of December 14, 2004 (Incorporated by reference to Exhibit 10(w) to the GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (Commission file number 001-00035)).

(j) GE Aerospace Retirement for the Good of the Company Program, as amended effective January 1, 2023.*

(k) GE Energy Retirement for the Good of the Company Program, effective January 1, 2023.*

(l) GE US Executive Severance Plan, effective January 1, 2022 (Incorporated by reference to Exhibit 10(j) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2021 (Commission file number 001-00035)).

(m) GE Aerospace Excess Benefits Plan, as amended, effective January 1, 2023.*

(n) GE Energy Excess Benefits Plan, effective January 1, 2023.*

(o) GE Aerospace 2006 Executive Deferred Salary Plan, as amended, effective January 1, 2023.*

(p) GE Energy 2006 Executive Deferred Salary Plan, effective January 1, 2023.*

(q) GE 2007 Long-Term Incentive Plan as amended and restated April 26, 2017, as further amended and restated February 15, 2019, and as further amended and restated July 30, 2021 (Incorporated by reference to Exhibit 10(a) to GE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission file number 001-00035)).

(r) Amendment, dated August 18, 2020, to the GE 2007 Long-Term Incentive Plan (as amended and restated April 26, 2017, and as further amended and restated February 15, 2019) (Incorporated by reference to Exhibit 10(c) to GE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission file number 001-00035)).

(s) Form of Agreement for Stock Option Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of March 2022 (Incorporated by reference to Exhibit 10(a) to GE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission file number 001-00035)).

(t) Form of Agreement for Stock Option Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of March 2021 (Incorporated by reference to Exhibit 10(a) to GE's Quarterly Report on Form 10-Q for the quarter ended March 30, 2021 (Commission file number 001-00035)).

(u) Form of Agreement for Stock Option Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of March 2020 (Incorporated by reference to Exhibit 10(r) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (Commission file number 001-00035)).

(v) Form of Agreement for Restricted Stock Unit Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of March 2022 (Incorporated by reference to Exhibit 10(b) to GE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission file number 001-00035)).

(w) Form of Agreement for Restricted Stock Unit Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of March 2021(Incorporated by reference to Exhibit 10(b) to GE's Quarterly Report on Form 10-Q for the quarter ended March 30, 2021 (Commission file number 001-00035)).

(x) Form of Agreement for Restricted Stock Unit Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of March 2020 (Incorporated by reference to Exhibit 10(s) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (Commission file number 001-00035)).

(y) Form of Agreement for Leadership Restricted Stock Unit Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of September 2020 (Incorporated by reference to Exhibit 10(t) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (Commission file number 001-00035)).

(z) Form of Agreement for Performance Stock Unit Grants to Executive Officers under the General Electric Company 2007 Long-Term Incentive Plan, as of March 2022 (Incorporated by reference to Exhibit 10(c) to GE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2022 (Commission file number 001-00035)).

(aa) Form of Agreement for Performance Stock Unit Grants to Executive Officers in 2021 under the General Electric Company 2007 Long-Term Incentive Plan, as amended July 30, 2021 (Incorporates by reference to Exhibit 10(b) to GE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission file number 001-00035)).

(bb) Form of Agreement for Performance Stock Unit Grants to Executive Officers in 2020 under the General Electric Company 2007 Long-Term Incentive Plan (Incorporated by reference to Exhibit 10(v) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (Commission file number 001-00035)).

(cc) GE 2022 Long-Term Incentive Plan, effective May 4, 2022 (Incorporated by reference to Exhibit 99.1 to GE's Registration Statement of Form S-8, File No, 333-264715).

(dd) General Electric International Employee Stock Purchase Plan, as amended and restated on April 25, 2018 (Incorporated by reference to Exhibit 99.1 to GE's Registration Statement on Form S-8, dated May 1, 2018, File No. 333-224587 (Commission file number 001-00035)).

(ee) General Electric Company Annual Executive Incentive Plan, as amended, effective January 1, 2023.*

(ff) GE Energy Annual Executive Incentive Compensation Plan, effective January 1, 2023.*

(gg) Employment Agreement between H. Lawrence Culp, Jr. and General Electric Company, effective October 1, 2018 (Incorporated by reference to Exhibit 10(z) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (Commission file number 001-00035)).

(hh) Amendment No.1, effective August 18, 2020, to the Employment Agreement between H. Lawrence Culp, Jr. and General Electric Company, effective October 1, 2018 (Incorporated by reference to Exhibit 10.1 to General Electric Company's Current Report on Form 8-K, dated August 20, 2020 (Commission file number 001-00035)).

(ii) Amendment No.2, dated as of March 15, 2022, to the Employment Agreement between H. Lawrence Culp, Jr. and General Electric Company, dated as of October 1, 2018 (Incorporated by reference to Exhibit 10.1 to GE's Current on Form 8-K dated March 17, 2022 (Commission file number 001-00035)).

(jj) Performance Share Grant Agreement for H. Lawrence Culp, Jr., dated August 18, 2020 (Incorporated by reference to Exhibit 10.2 to General Electric Company's Current Report on Form 8-K, dated August 20, 2020 (Commission file number 001-00035)).

(kk) Notice of Adjustment to the Performance Share Grant Agreement for H. Lawrence Culp, Jr., effective July 30, 2021 (Incorporated by reference to Exhibit 10(c) to GE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission file number 001-00035)).

(ll) Employment Agreement between Carolina Dybeck Happe and General Electric Company, effective November 24, 2019 (Incorporated by reference to Exhibit 10(z) to GE's Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (Commission file number 001-00035)).

(mm) Memorandum of Understanding between General Electric Company and Carolina Dybeck Happe, effective March 1, 2020 (Incorporated by reference to Exhibit 10(c) to GE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (Commission file number 001-00035)).

(nn) Amendment No. 1, effective September 2, 2020, to the Employment Agreement between Carolina Dybeck Happe and General Electric Company, effective November 24, 2019 (Incorporated by reference to Exhibit 10(d) to GE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission file number 001-00035)).

(oo) Performance Stock Unit Grant Agreement for Carolina Dybeck Happe, dated September 3, 2020 (Incorporated by reference to Exhibit 10(e) to GE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2020 (Commission file number 001-00035)).

(pp) Notice of Adjustment to the Performance Stock Unit Grant Agreement for Carolina Dybeck Happe, effective July 30, 2021 (Incorporated by reference to Exhibit 10(d) to GE's Quarterly Report on Form 10-Q for the quarter ended September 30, 2021 (Commission file number 001-00035)).

(qq) Offer Letter Agreement for John Slattery, dated June 12, 2020 (Incorporated by reference to Exhibit 10(d) to GE's Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (Commission file number 001-00035)).

(rr) Amended and Restated Agreement, dated April 10, 2015, between General Electric Company and General Electric Capital Corporation (Incorporated by reference to Exhibit 10 to GE's Current Report on Form 8-K, dated April 10, 2015 (Commission file number 001-00035)).

(ss) Amended and Restated Credit Agreement, dated as of May 27, 2021, among General Electric Company, as the borrower, JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto (Incorporated by reference to Exhibit 10 to GE's Current Report on Form 8-K, dated May 27, 2021 (Commission file number 001-00035)).

(tt) Tax Matters Agreement, dated as of January 2, 2023, by and between GE and GE HealthCare Technologies Inc. (Incorporated by reference to Exhibit 10.1 to GE's Current Report on Form 8-K, dated January 4, 2023 (Commission file no, 001-00035)).

(11) Statement re Computation of Per Share Earnings.**

(21) Subsidiaries of Registrant.*

(22) List of Subsidiary Guarantors and Issuers of Guaranteed Securities.*

23(a) Consent of Independent Registered Public Accounting Firm (Deloitte).*

23(b) Consent of Independent Registered Public Accounting Firm (KPMG).*

(24) Power of Attorney.*

31(a) Certification Pursuant to Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

31(b) Certification Pursuant to Rules 13a-14(a) or 15d-14(a) under the Securities Exchange Act of 1934, as amended.*

(32) Certification Pursuant to 18 U.S.C. Section 1350.*

99(a) Supplement to Present Required Information in Searchable Format.*

(101) The following materials from General Electric Company's Annual Report on Form 10-K for the year ended December 31, 2022, formatted as Inline XBRL (eXtensible Business Reporting Language); (i) Statement of Earnings (Loss) for the years ended December 31, 2022, 2021 and 2020, (ii) Statement of Financial Position at December 31, 2022 and 2021, (iii) Statement of Cash Flows for the years ended December 31, 2022, 2021 and 2020, (iv) Statement of Comprehensive Income (Loss) for the years ended December 31, 2022, 2021 and , (v) Statement of Changes in Shareholders' Equity for the years ended December 31, 2022, 2021 and , and (vi) the Notes to Consolidated Financial Statements.*

(104) Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

* Filed electronically herewith

** Information required to be presented in Exhibit 11 is provided in Note 18 to the consolidated financial statements in this Form 10-K Report in accordance with the provisions of Financial Accounting Standards Board Accounting Standards Codification 260, *Earnings Per Share*.

FORM 10-K CROSS REFERENCE INDEX

(a) Incorporated by reference to "Governance" in the 2023 Proxy Statement.

(b) Incorporated by reference to "Compensation Discussion & Analysis", "Other Executive Compensation Policies & Practices" and "Management Development & Compensation Committee Report" in the 2023 Proxy Statement.

(c) Incorporated by reference to "Stock Ownership Information" and "Equity Compensation Plan Information" in the 2023 Proxy Statement.

(d) Incorporated by reference to "Related Person Transactions" and "How We Assess Director Independence" in the 2023 Proxy Statement.

(e) Incorporated by reference to "Independent Auditor" in the 2023 Proxy Statement for Deloitte and Touche LLP (PCAOB ID No. 34) and KPMG LLP (PCAOB ID No. 185).

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this annual report on Form 10-K for the fiscal year ended December 31, 2022, to be signed on its behalf by the undersigned, and in the capacities indicated, thereunto duly authorized in the City of Boston and Commonwealth of Massachusetts on the 10th day of February 2023.

General Electric Company
(Registrant)

By   /s/ Carolina Dybeck Happe
_____

Carolina Dybeck Happe
Senior Vice President and
Chief Financial Officer
(Principal Financial Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signer	Title	Date
/s/ Carolina Dybeck Happe Carolina Dybeck Happe Senior Vice President and Chief Financial Officer	Principal Financial Officer	February 10, 2023
/s/ Thomas S. Timko Thomas S. Timko Vice President, Chief Accounting Officer and Controller	Principal Accounting Officer	February 10, 2023
/s/ H. Lawrence Culp, Jr. H. Lawrence Culp, Jr.* Chairman of the Board of Directors	Principal Executive Officer	February 10, 2023
Stephen Angel*	Director	
Sébastien M. Bazin*	Director	
Francisco D'Souza*	Director	
Edward P. Garden*	Director	
Isabella Goren*	Director	
Thomas W. Horton*	Director	
Catherine A. Lesjak*	Director	
Paula Rosput Reynolds*	Director	
Leslie F. Seidman*	Director	

A majority of the Board of Directors

*By   /s/ Brandon Smith
_____

Brandon Smith
Attorney-in-fact
February 10, 2023

EXECUTIVE OFFICES

General Electric Company
5 Necco Street, Boston, MA 02210
+1 (617) 443-3000

REGISTERED OFFICE

General Electric Company
1 River Road, Schenectady, NY 12345

ANNUAL MEETING

GE's 2023 Annual Meeting of Shareholders will be held on May 3, 2023.

SHAREHOLDER INFORMATION

For shareholder inquiries, write to GE Share Owner Services, P.O. Box 64874, St. Paul, MN 55164-0874; or call (800) 786-2543 (800-STOCK-GE) or +1 (651) 450-4064.

For internet access to general shareholder information and certain forms, including transfer instructions, visit the website at www.shareowneronline.com. You may also submit shareholder inquiries using the email link in the "Contact Us" section of the website.

STOCK EXCHANGE INFORMATION

In the United States, GE common stock is listed on the New York Stock Exchange (NYSE), its principal market. It also is listed on certain non-U.S. exchanges, including the London Stock Exchange, Euronext Paris, and SIX Swiss Exchange.

CORPORATE OMBUDSPERSON

To report concerns related to compliance with the law, GE policies, or government contracting requirements, write to GE Corporate Ombudsperson, P.O. Box 52560, Boston, MA 02205; or call +1 (617) 443-3077; or send an email to ombudsperson@corporate.ge.com.

FORM 10-K AND OTHER REPORTS; CERTIFICATIONS

This 2022 GE Annual Report includes the GE Annual Report on Form 10-K. The Form 10-K Report filed with the U.S. Securities and Exchange Commission (SEC) in February 2023 also contains additional information including exhibits. GE's Chief Executive Officer will also submit to the NYSE a certification certifying that he is not aware of any violations by GE of the NYSE corporate governance listing standards. The GE Form 10-K can be viewed at https://www.ge.com/investor-relations/annual-report and is also available, without charge, from GE Corporate Investor Communications, 5 Necco Street, Boston, MA 02210.

CONTACT THE GE BOARD OF DIRECTORS

The Audit Committee and the non-management directors have established procedures to enable anyone who has a concern about GE's conduct, or any employee who has a concern about the Company's accounting, internal accounting controls, or auditing matters, to communicate that concern directly to the lead director or to the Audit Committee. Such communications may be confidential or anonymous and may be submitted in writing to: GE Board of Directors, General Electric Company, 5 Necco Street, Boston, MA 02210; or call (800) 417-0575 or +1 (617) 443-3078; or send an email to directors@corporate.ge.com.



WHERE YOU CAN FIND MORE INFORMATION



2022 Annual Report
https://www.ge.com/investor-relations/annual-report



2022 Sustainability Report
To be published later this year
https://www.ge.com/sustainability



2023 Proxy Statement
To be published later this year
https://www.ge.com/proxy

GE IS A WORLD-LEADING CORPORATION:



Forbes
World's Best Employers



Interbrand
Best Global Brands



LinkedIn
Top Companies



Boston Business Journal
Corporate Citizenship Awards



Seal Awards
SEAL Environmental Initiative Award



Newsweek
America's Most Responsible Companies



General Electric Company
5 Necco Street
Boston, MA 02210
www.ge.com